Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

QUARTERLY REPORT ON THE THIRD QUARTER OF 2020

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and nine month periods ended September 30, 2020, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of November 4, 2020, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), for the three and nine month periods ended September 30, 2020 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 114 to 131. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2019, the related annual MD&A included in the 2019 Annual Report, and the most recent Form 40–F/ Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “target”, “plan”, “objective”, “assume”, “intend”, “project”, “pursue”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; mine life and production rates, including timing of production ramp-up at Bulyanhulu; Barrick’s engagement with local communities to manage the Covid-19 pandemic; estimated timing for construction of, and production from, new projects, including the Goldrush twin exploration declines and the Veladero Phase 6 leach pad expansion; timing of completion of a final feasibility study for Goldrush and approval of the plan of operations; the potential for plant expansion at Pueblo Viejo to increase throughput; potential benefits of the chloride leach project at Zaldívar and the power transmission project at Veladero; the partnership between Barrick and the Government of Tanzania (“GoT”) and the agreement to resolve all outstanding disputes between Acacia and the GoT; Barrick and Barrick Niugini Limited’s (“BNL”) response to the government of Papua New Guinea’s decision not to extend Porgera’s special mining lease and to the Internal Revenue Commission’s proposed tax adjustments; the agreement in principle regarding arrangements for a new Porgera partnership with Papua New Guinea, and efforts to reach a binding memorandum of agreement; the duration of the temporary suspension of operations at Porgera; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves; asset sales, joint ventures and partnerships, including timing of the sale of Barrick’s interest in Morila; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and

BARRICK THIRD QUARTER 2020	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the benefits expected from recent transactions being realized, including Nevada Gold Mines; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; non-renewal of key licenses by governmental authorities, including non-renewal of Porgera’s Special Mining Lease; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; risks associated with illegal and artisanal mining; risks associated with new diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; disruption of supply routes which may cause delays in construction and mining activities; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures, including our ability to successfully reintegrate Acacia’s operations; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. Barrick also cautions that its 2020 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK THIRD QUARTER 2020	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

We use the following non-GAAP financial performance measures in our MD&A:

•	“adjusted net earnings”

•	“free cash flow”

•	“EBITDA”

•	“adjusted EBITDA”

•	“total cash costs per ounce”

•	“C1 cash costs per pound”

•	“all-in sustaining costs per ounce/pound”

•	“all-in costs per ounce” and

•	“realized price”

For a detailed description of each of the non-GAAP financial performance measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under International Financial Reporting Standards (“IFRS”), please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 82 to 106. Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 107. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

BARRICK THIRD QUARTER 2020	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

Financial and Operating Highlights

	For the three months ended					For the nine months ended

	9/30/20	6/30/20	% Change	9/30/19	% Change	9/30/20	9/30/19	% Change
Financial Results ($ millions)

Revenues	3,540	3,055	16%	2,678	32%	9,316	6,834	36%

Cost of sales	1,927	1,900	1%	1,889	2%	5,603	4,924	14%

Net earnings[a]	882	357	147%	2,277	(61) %	1,639	2,582	(37)%

Adjusted net earnings[b]	726	415	75%	264	175%	1,426	602	137%

Adjusted EBITDA[b]	2,223	1,697	31%	1,297	71%	5,386	3,271	65%

Adjusted EBITDA margin[b,c]	63%	56%	13%	48%	31%	58%	48%	21%

Minesite sustaining capital expenditures[d]	415	420	(1)%	406	2%	1,205	926	30%

Project capital expenditures[d]	126	85	48%	96	31%	287	324	(11)%

Total consolidated capital expenditures[d,e]	548	509	8%	502	9%	1,508	1,255	20%

Net cash provided by operating activities	1,859	1,031	80%	1,004	85%	3,779	1,958	93%

Net cash provided by operating activities margin[f]	53%	34%	56%	37%	43%	41%	29%	41%

Free cash flow[b]	1,311	522	151%	502	161%	2,271	703	223%

Net earnings per share (basic and diluted)	0.50	0.20	150%	1.30	(62)%	0.92	1.47	(37)%

Adjusted net earnings (basic)[b] per share	0.41	0.23	78%	0.15	173%	0.80	0.34	135%

Weighted average diluted common shares (millions of shares)	1,778	1,778	0%	1,756	1%	1,778	1,751	2%
Operating Results

Gold production (thousands of ounces)[g]	1,155	1,149	1%	1,306	(12)%	3,554	4,026	(12)%

Gold sold (thousands of ounces)[g]	1,249	1,224	2%	1,318	(5)%	3,693	4,055	(9)%

Market gold price ($/oz)	1,909	1,711	12%	1,472	30%	1,735	1,364	27%

Realized gold price[b,g] ($/oz)	1,926	1,725	12%	1,476	30%	1,748	1,365	28%

Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,065	1,075	(1)%	1,065	0%	1,054	991	6%

Gold total cash costs[b,g] ($/oz)	696	716	(3)%	710	(2)%	701	663	6%

Gold all-in sustaining costs[b,g] ($/oz)	966	1,031	(6)%	984	(2)%	984	883	11%

Copper production (millions of pounds)[i]	103	120	(14)%	112	(8)%	338	315	7%

Copper sold (millions of pounds)[i]	116	123	(6)%	65	78%	349	264	32%

Market copper price ($/lb)	2.96	2.43	22%	2.63	13%	2.65	2.74	(3)%

Realized copper price[b,i] ($/lb)	3.28	2.79	18%	2.55	29%	2.78	2.78	0%

Copper cost of sales (Barrick’s share)[i,j] ($/lb)	1.97	2.08	(5)%	2.00	(2)%	2.01	2.10	(4)%

Copper C1 cash costs[b,i] ($/lb)	1.45	1.55	(6)%	1.62	(10)%	1.52	1.62	(6)%

Copper all-in sustaining costs[b,i] ($/lb)	2.31	2.15	7%	2.58	(10)%	2.17	2.42	(10)%

	As at 9/30/20	As at 6/30/20	% Change	As at 9/30/19	% Change
Financial Position ($ millions)

Debt (current and long-term)	5,161	5,168	0%	5,560	(7)%

Cash and equivalents	4,744	3,743	27%	2,405	97%

Debt, net of cash	417	1,425	(71)%	3,155	(87)%
a.	Net earnings represents net earnings attributable to the equity holders of the Company.
b.

Adjusted net earnings, adjusted EBITDA, adjusted EBITDA margin, free cash flow, adjusted net earnings per share, realized gold price, all-in sustaining costs, total cash costs, C1 cash costs and realized copper price are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

c.	Represents adjusted EBITDA divided by revenue.
d.	Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.	Total consolidated capital expenditures also includes capitalized interest.
f.	Represents net cash provided by operating activities divided by revenue.
g.

Includes North Mara, Bulyanhulu and Buzwagi on a 84% basis starting January 1, 2020 (and on a 63.9% basis from January 1, 2019 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience, and on a 100% basis from October 1, 2019 to December 31, 2019), Pueblo Viejo on a 60% basis, South Arturo on a 36.9% basis from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines (and on a 60% basis from January 1, 2019 to June 30, 2019), Veladero on a 50% basis, Loulo-Gounkoto on an 80% basis, Kibali on a 45% basis, Tongon on an 89.7% basis, and Morila on a 40% basis until the second quarter of 2019, which reflects our equity share of production and sales. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from July 1, 2019 onwards.

h.	Gold cost of sales (Barrick’s share) is calculated as gold cost of sales on an attributable basis (excluding sites in care and maintenance) divided by ounces sold.
[i].	Amounts reflect production and sales from Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share of production, and Lumwana.
j.	Copper cost of sales (Barrick’s share) is calculated as copper cost of sales plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by pounds sold.

BARRICK THIRD QUARTER 2020	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Cash Flow and Free Cash Flow[a]

$1,472
$1,481
$1,583
$1,711
$1,909
1,004
502
875
429
889
438
1,031
522
1,859
1,311
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Operating Cash Flow ($ millions)
Free Cash Flow ($ millions)
Gold Market Price ($/oz)

Debt, net of cash

($ billions)

$13.4
$10.4
$7.5
$5.5
$4.2
$4.2
$2.2
$0.4
Q2 2013
2014
2015
2016
2017
2018
2019
Q3 2020

Gold Production

(thousands of ounces)

1,306
1,439
1,250
1,149
1,155
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020

Copper Production

(millions of pounds)

112
117
115
120
103
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020

Cost of Sales[b], Total Cash Costs[a], and All-in Sustaining Costs[a]

($ per ounce)

1,065
984
710
1,046
923
692
1,020
954
692
1,075
1,031
716
1,065
966
696
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Cost of sales
Total cash costs
AISC

Cost of Sales[b], C1 Cash Costs[a], and All-in Sustaining Costs[a]

($ per pound)

2.00
2.58
1.62
2.26
2.82
1.90
1.96
2.04
1.55
2.08
2.15
1.55
1.97
2.31
1.45
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Cost of sales
C1 cash costs
AISC

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

b.

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo; 20% Loulo-Gounkoto; 10.3% Tongon; 16% North Mara, Bulyanhulu and Buzwagi starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective (36.1% from January 1, 2019 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience); 63.1% South Arturo from cost of sales from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines (and on a 40% basis from January 1, 2019 to June 30, 2019); and our proportionate share of cost of sales attributable to equity method investments (Kibali, and Morila until the second quarter of 2019), divided by attributable gold ounces. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from cost of sales from July 1, 2019 onwards. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

BARRICK THIRD QUARTER 2020	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors affecting net earnings and adjusted net earnings1 - three months ended September 30, 2020 versus June 30, 2020

Net earnings attributable to equity holders of Barrick (“net earnings”) for the three months ended September 30, 2020 were $882 million compared to $357 million in the prior quarter. The increase was primarily due to the higher realized gold price1 of $1,926 per ounce in the three months ended September 30, 2020 compared to $1,725 per ounce in the prior quarter. This was combined with a gain of $104 million (no tax impact) on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton Precious Metals Corp.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $726 million for the three months ended September 30, 2020 were 75% higher than the prior quarter. The increase in adjusted net earnings1 was mainly due to the higher realized gold price1 as discussed above, combined with higher gold sales volumes following the export of the remaining stockpiled concentrate in Tanzania, combined with higher production at Carlin and Pueblo Viejo following completion of scheduled plant maintenance in the prior quarter. This was partially offset by reduced production and sales volumes at Porgera as the mine entered care and maintenance on April 25, 2020, as well as at Cortez mainly from a decrease in trucking of open pit stockpiles to Carlin and lower grades from Cortez Hills Underground.

Factors affecting net earnings and adjusted net earnings1 - three months ended September 30, 2020 versus September 30, 2019

Net earnings for the third quarter of 2020 were $882 million compared to $2,277 million in the same prior year period. The decrease was mainly due to:

•

a gain of $1.9 billion ($1.5 billion net of taxes) relating to the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines occurring in the same prior year period; and

•	an impairment reversal of $947 million ($663 million net of taxes) at Lumwana occurring in the same prior year period; partially offset by

•	a gain of $104 million (no tax impact) on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton Precious Metals Corp. in the current year period.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $726 million in the third quarter of 2020 were $462 million higher than the same prior year period. The increase was primarily due to the higher realized gold price1 of $1,926 per ounce in the three months ended September 30, 2020 compared to $1,476 per ounce in the same prior year period. This was partially offset by lower gold sales volumes, as a result of Porgera being placed on care and maintenance on April 25, 2020, combined with the sale of our 50% interest in Kalgoorlie on November 28, 2019. These impacts were partially offset by higher production at North Mara as a result of the lifting of the July 2019 Prohibition Notice which had resulted in the closure of the tailings storage facility and shut down of the processing plant during the third quarter of 2019 and the export of the remaining stockpiled concentrate in Tanzania in the current year period.

The significant adjusting item in the three months ended September 30, 2020 was:

•

$103 million ($90 million before tax and non-controlling interest) in other expense adjustments, mainly related to a gain of $104 million (no tax impact) on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton Precious Metals Corp., partially offset by care and maintenance expenses at Porgera and donations relating to Covid-19

Refer to page 83 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

Factors affecting net earnings and adjusted net earnings1 - nine months ended September 30, 2020 versus September 30, 2019

Net earnings for the nine months ended September 30, 2020 were $1,639 million compared to $2,582 million in the same prior year period. The decrease was mainly due to:

•

a gain of $1.9 billion ($1.5 billion net of taxes) relating to the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines occurring in the prior year period; and

•	an impairment reversal of $947 million ($663 million net of taxes) at Lumwana occurring in the prior year period; partially offset by current year items consisting of:

•	a net impairment reversal of $111 million ($332 million before tax) resulting from the agreement with the GoT being signed and made effective in the first quarter of 2020;

•	a gain of $104 million (no tax impact) on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton Precious Metals Corp.; and

•	a gain of $54 million (no tax impact) on the sale of Massawa.

 Numerical annotations throughout the text of this document refer to the endnotes found on page 107.

BARRICK THIRD QUARTER 2020	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $1,426 million for the nine months ended September 30, 2020 were $824 million higher than the same prior year period. The significant increase in adjusted net earnings was primarily due to the higher realized gold price1 of $1,748 per ounce in the nine months ended September 30, 2020 compared to $1,365 per ounce in the same prior year period, combined with the impact of the formation of Nevada Gold Mines on July 1, 2019. Gold sales volumes in the current period were further impacted by the re-commencement of exports of concentrate stockpiled in Tanzania. This was partially offset by lower grades mined and processed at Cortez as mining from CHOP was completed in the second quarter of 2019, Porgera entering care and maintenance on April 25, 2020, and the sale of our 50% interest in Kalgoorlie on November 28, 2019. Gold production was further impacted by the exclusion of Golden Sunlight and Morila after the second quarter of 2019 and Lagunas Norte after the third quarter of 2019 from our production calculation upon entering care and maintenance, and by the impact of the Covid-19 pandemic at Veladero, where movement and social distancing restrictions slowed the remobilization of employees and contractors back to site after quarantine restrictions were lifted in April.

Significant adjusting items in the nine months ended September 30, 2020 include:

•	$94 million ($309 million before tax and non-controlling interest) in net impairment reversals, primarily relating to the Tanzanian assets;

•

$117 million in significant tax adjustments mainly due to deferred tax recoveries as a result of tax reform measures in Argentina and adjustments made in recognition of the net settlement of all outstanding disputes with the GoT; and

•	$54 million (no tax impact) in acquisition/disposition gains mainly relating to the sale of Massawa; partly offset by

•

$21 million ($56 million before tax and non-controlling interest) in other expense adjustments, primarily related to the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision, care and maintenance expenses at Porgera and donations related to Covid-19, partially offset by a gain of $104 million (no tax impact) on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton Precious Metals Corp.

Refer to page 83 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended September 30, 2020 versus June 30, 2020

In the three months ended September 30, 2020, we generated $1,859 million in operating cash flow, compared to $1,031 million in the prior quarter. The increase of $828 million was primarily due to the higher realized gold price1 of $1,926 per ounce in the three months ended September 30, 2020 compared to $1,725 per ounce in the prior quarter. This was combined with lower cash taxes paid and interest paid due to the timing of payments.

Free cash flow1 for the three months ended September 30, 2020 was $1,311 million, compared to $522 million in the prior quarter, reflecting higher operating cash flows, partially offset by higher capital expenditures. In the third quarter of 2020, capital expenditures on a cash basis were $548 million compared to $509 million in the prior quarter. The increase in capital expenditures is primarily due to higher project capital expenditures, namely the water management initiatives at North Mara, the Gounkoto underground expansion and the re-start of underground mining operations at Bulyanhulu.

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended September 30, 2020 versus September 30, 2019

In the third quarter of 2020, we generated $1,859 million in operating cash flow, compared to $1,004 million in the same prior year period. The increase of $855 million was primarily due to the higher realized gold price1 of $1,926 per ounce in the three months ended September 30, 2020 compared to $1,476 per ounce in the same prior year period, partially offset by lower gold sales volume and higher cash taxes paid.

In the third quarter of 2020, we generated free cash flow1 of $1,311 million compared to $502 million in the same prior year period. The increase primarily reflects higher operating cash flows, partially offset by higher capital expenditures. In the third quarter of 2020, capital expenditures on a cash basis were $548 million compared to $502 million in the third quarter of 2019. The increase in capital expenditures of $46 million was primarily due to higher project capital expenditures, namely the water management initiatives at North Mara, the Gounkoto underground expansion, the re-start of underground mining operations at Bulyanhulu and the commencement of early works expenditures for the proposed plant and tailings expansion project at Pueblo Viejo.

BARRICK THIRD QUARTER 2020	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors affecting Operating Cash Flow and Free Cash Flow1 - nine months ended September 30, 2020 versus September 30, 2019

For the nine months ended September 30, 2020, we generated $3,779 million in operating cash flow, compared to $1,958 million in the same prior year period. The increase of $1,821 million was primarily due to the higher realized gold price1 of $1,748 per ounce in the nine months ended September 30, 2020 compared to $1,365 per ounce in the same prior year period, partially offset by lower gold sales volume and higher cash taxes paid.

For the nine months ended September 30, 2020, we generated free cash flow1 of $2,271 million compared to $703 million in the same prior year period. The increase primarily reflects higher operating cash flows, partially offset by higher capital expenditures. In the nine months ended September 30, 2020, capital expenditures on a cash basis were $1,508 million compared to $1,255 million in the same prior year period. Higher capital expenditures of $253 million were primarily due to the impact of the sites acquired as part of the formation of Nevada Gold Mines on July 1, 2019, which is consolidated and included at 100%. This was further impacted by increased capitalized stripping at Loulo-Gounkoto and our investment on the tailings storage facility and other water management initiatives at North Mara.

Key Business Developments

Covid-19 pandemic

Barrick continues to work closely with our local communities on managing the impacts of the Covid-19 pandemic on our people and our business. Barrick has a strong culture of caring for the welfare of its employees and communities. Our well-established prevention practices and procedures, and the experience we gained from dealing with two Ebola outbreaks around our African operations, has assisted us as we face this new and unprecedented challenge. We have been actively working to support government responses to the Covid-19 pandemic, both financially and using our supply chain to secure key supplies for the benefit of the communities in which we operate.

Our preference for employing nationals in the countries where we operate rather than expatriates, means that we are not dependent upon a workforce traveling to a site on a regular basis from other parts of the globe. We have adopted certain operating procedures to respond to Covid-19, and to date, our operations have not been significantly impacted by the pandemic with the exception of Veladero where the government of Argentina implemented a mandatory nationwide quarantine in March 2020. Although this was lifted in April, movement and social distancing restrictions have impacted the remobilization of employees and contractors back to Veladero.

Early and considered actions by management including social distancing, screening and contact tracing measures have been implemented at all our sites. This has allowed our sites to continue to produce and sell their production as well as keep our people and local communities safe at the same time. These actions have minimized the impacts of the pandemic at our operations and facilitated the delivery of strong operating cash flow in the first nine months of 2020. Our focus on strengthening our balance sheet in recent years has given us the financial strength to endure any short-term impacts to our operations. We have $4.7 billion in cash, an undrawn $3.0 billion credit facility and no significant debt repayments due until 2033, providing us with sufficient liquidity to execute on our strategic goals.

We also recognize the situation remains dynamic and as such, we continue to monitor developments around the world and believe we have positioned Barrick as best we can to weather the storm.

Porgera Special Mining Lease Extension

Porgera’s Special Mining Lease (“SML”) terminated on August 16, 2019. The Company applied for a 20-year extension of the SML in June 2017 and has been engaging with the Government of Papua New Guinea on this matter since then. On August 2, 2019, the National Court of Papua New Guinea ruled that the provisions of the country’s 1992 Mining Act applied to the Porgera gold mine, thus allowing it to continue operating while the application to extend its SML was being considered. Also in 2019, in response to a request from Papua New Guinea Prime Minister Marape, the Company proposed a benefit-sharing arrangement that would deliver more than half the economic benefits from the Porgera mine to Papua New Guinea stakeholders, including the Government, for the remainder of the life of mine, estimated at 20 years.

On April 24, 2020, Barrick Niugini Limited (“BNL”), the majority owner and operator of the Porgera joint venture, received a communication from the Government of Papua New Guinea that the SML would not be extended. The Company believes the Government’s decision not to extend the SML is tantamount to nationalization without due process and in violation of the Government’s legal obligations to BNL. The Company has been engaged in ongoing discussions with Prime Minister Marape and his Government in light of the potentially catastrophic impact of this decision for the communities at Porgera and in Enga Province, and for the country as a whole. On October 15, 2020, BNL and the Prime Minister Marape issued a joint press release indicating that they had productive discussions toward mutually acceptable arrangements for a new Porgera partnership to reopen and operate the mine going forward. It further indicated that the parties had agreed in principle that Papua New Guinea will take a major share of equity under the new arrangements and BNL will retain operatorship and there will be a fair sharing of the economic benefits. Efforts to reach a memorandum of agreement to make these concepts and additional points binding are underway. In the meantime, all legal proceedings continue as discussed below.

BNL has been pursuing and will pursue all legal avenues to challenge the Government’s decision and to recover any damages that BNL may suffer as a result of the Government’s decision. Based on the communication

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received from the Government of Papua New Guinea that the SML would not be extended, Porgera was placed on temporary care and maintenance on April 25, 2020 to ensure the safety and security of our employees and communities. BNL remains in possession of the mine to conduct care and maintenance pursuant to various court orders.

On April 28, 2020, BNL filed a Judicial Review action against the Government of Papua New Guinea in the Papua New Guinea National Court of Justice. Judicial Review is a proceeding that challenges the procedural and constitutional adequacy of government administrative actions. The Judicial Review action seeks to quash the decision not to extend the SML on the grounds that the Government did not comply with the applicable legal standards and processes.

Trial was set to commence in the Judicial Review action on August 12, 2020. BNL sought leave to appeal two procedural rulings of the National Court that would affect the trial to the Supreme Court of Papua New Guinea. The Government of Papua New Guinea then asked the National Court to dismiss the Judicial Review action on purely procedural grounds. On September 1, 2020, the Court granted the Government’s request and dismissed the Judicial Review action. BNL appealed that decision to the Supreme Court on September 8, 2020.

On October 1 and 6, 2020, the Supreme Court reversed the National Court’s decision and granted BNL’s appeals of the two procedural rulings. The Supreme Court has not yet heard BNL’s appeal of the National Court’s dismissal of the Judicial Review action.

On August 25, 2020, the Government of Papua New Guinea purported to grant a new special mining lease covering the Porgera Mine to Kumul Mineral Holdings Limited (“Kumul”), the state-owned mining company. BNL immediately took administrative steps seeking to force the Government of Papua New Guinea to delay or withdraw the issuance of the special mining lease to Kumul. These administrative steps were not successful and on September 24, 2020, BNL commenced another Judicial Review action seeking to quash the decision to issue the special mining lease to Kumul.

On July 9, 2020, BNL initiated conciliation proceedings before the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”). Through this conciliation, BNL seeks to reach an agreement for the extension of the SML on terms that will be mutually beneficial to the Company and to all Papua New Guinea stakeholders.

Simultaneously with BNL initiating the conciliation proceedings, Barrick (PD) Australia Pty Limited (“Barrick PD”), the Company’s subsidiary and an investor in the Porgera mine, has given notice to the Government of Papua New Guinea that a dispute has arisen under the Bilateral Investment Treaty (“BIT”) between Papua New Guinea and Australia, and has referred the dispute to arbitration before the ICSID. Barrick PD seeks to recover damages it has already suffered and damages it may suffer in the future by virtue of the Government’s wrongful refusal to grant an extension of the SML. The dispute notice expressly invites the Government to engage in consultations and negotiations in an attempt to resolve the investment treaty dispute.

Our priority remains the health and safety of all our employees and community stakeholders. Due to the uncertainty related to the timing and scope of future developments on the mine’s operating outlook, we have withdrawn our full year 2020 guidance for Porgera. As this is a rapidly evolving situation, we will reassess on an ongoing basis and provide further updates in due course, while maintaining operational readiness. Refer to notes 13 and 17 to the Financial Statements for more information.

Silver sale agreement

Our silver sale agreement with Wheaton Precious Metals Corp. (“Wheaton”) requires us to deliver 25% of the life of mine silver production from the Pascua-Lama project once it is constructed and required delivery of 100% of our silver production from the Lagunas Norte, Pierina and Veladero mines until March 31, 2018. The completion date guarantee under the silver sale agreement for Pascua-Lama was originally December 31, 2015 but was subsequently extended to June 30, 2020. Per the terms of the amended silver sale agreement, if the requirements of the completion guarantee were not satisfied by June 30, 2020, then Wheaton had the right to terminate the agreement within 90 days of that date, in which case, they would have been entitled to the return of the upfront consideration paid less credit for silver delivered up to the date of that event.

Given that, as of September 28, 2020, Wheaton had not exercised its termination right, a residual liability of $253 million remains due on September 1, 2039 (assuming no future deliveries were made). This residual cash liability was re-measured to $148 million, being the present value of the liability due in 2039 discounted at a rate estimated for comparable liabilities, including Barrick’s outstanding debt. This remeasurement resulted in a gain of $104 million recorded in Other Income (refer to note 9A). The liability of $148 million has been reclassified from other current liabilities to other non-current liabilities in these financial statements and will be measured at amortized cost in future periods. For further details of the silver sale agreement, refer to notes 3 and 29 of the 2019 Annual Financial Statements.

Sale of Eskay Creek

On August 4, 2020 Barrick entered into a definitive agreement with Skeena Resources Limited (“Skeena”) pursuant to which Skeena exercised its option to acquire the Eskay Creek project in British Columbia and Barrick will waive its back-in right on the Eskay Creek project. The consideration under the definitive agreement consists of: (i) the issuance by Skeena of 22,500,000 units (the “Units”), with each Unit comprising one common share of Skeena and one half of a warrant, with each whole warrant entitling Barrick to purchase one additional common share of Skeena at an exercise price of C$2.70 each until the second anniversary of the closing date; (ii) the grant of a 1% net smelter returns (“NSR”) royalty on the entire Eskay Creek land package; and (iii) a contingent payment of C$15 million payable during a 24-month period after closing. The transaction closed on October 5, 2020 and we expect to

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recognize a gain of approximately $60 million in the fourth quarter of 2020.

Sale of Morila

On August 31, 2020, Barrick announced an agreement with AngloGold Ashanti Limited to sell their combined 80% interest in the Morila gold mine in Mali to Mali Lithium Limited for cash consideration estimated at between $22 million and $27 million, depending on closing adjustments. Barrick holds a 40% interest in Morila and expects to receive 50% of the cash consideration. The sale is subject to certain conditions, including the acknowledgement of the transaction by the state of Mali, which holds the remaining 20% of the Morila gold mine. The transaction is expected to close in the fourth quarter of 2020.

Sale of Massawa

On March 4, 2020, Barrick and our Senegalese joint venture partner completed the sale of our aggregate 90% interest in the Massawa project (“Massawa”) in Senegal to Teranga Gold Corporation (“Teranga”) for total consideration fair valued at $440 million on the date of closing. Barrick received 92.5% of the consideration for its interest in the Massawa project, with the balance received by Barrick’s local Senegalese partner. Barrick received a net of $256 million in cash and 19,164,403 Teranga common shares (worth $104 million at the date of closing) plus a contingent payment of up to $46.25 million based on the three year average gold price, which was valued at $28 million at the date of closing. The cash consideration received was net of $25 million that Barrick provided through its participation in the $225 million syndicated debt financing facility secured by Teranga in connection with the transaction. The facility has a final repayment date of December 31, 2022. The difference between the fair value of consideration received and the carrying value of the assets on closing was $54 million and was recognized as a gain in the first quarter of 2020.

Refer to note 4 to the Financial Statements for more information.

Tanzania

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga Minerals Corporation (“Twiga”) at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. Effective January 1, 2020, the GoT received a free carried shareholding of 16% in each of the Tanzania mines (Bulyanhulu, Buzwagi and North Mara), a 16% interest in the shareholder loans owed by the operating companies and will receive half of the economic benefits from the Tanzanian operations in the form of taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga will provide management services to the mines.

The terms of the signed agreement are consistent with those previously announced, including the payment of $300 million to settle all outstanding tax and other disputes (the “Settlement Payment”); the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute resolution mechanism that provides for binding international arbitration. The 50/50 division of economic benefits will be maintained through an annual true-up mechanism, which is exclusive of the Settlement Payment.

Barrick and the GoT continue efforts to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties. In the second quarter of 2020, exports of the concentrate stockpiled in Tanzania commenced and we began recognizing these sales in revenue and cost of sales. We subsequently completed the export of the remaining stockpiled concentrate during the third quarter of 2020. We also made a payment of $100 million to the GoT representing the first installment of the Settlement Payment in the second quarter of 2020, reducing the previously recorded Settlement Payment liability of $300 million on the balance sheet.

Operating results are included at 84% from January 1, 2020. We recognized a net impairment reversal of $111 million ($332 million before tax) resulting from the agreement with the GoT being signed and made effective in the first quarter of 2020. Refer to note 13 to the Financial Statements for more information.

Partial Monetization of Investment in Shandong Gold

In June 2020, we sold 79,268,800 shares of Shandong Gold Mining Co., Ltd. (“Shandong Gold”), for net proceeds of $208 million. Barrick continues to hold 10,250,000 shares of Shandong Gold, representing a 2.05% interest in Shandong Gold’s Hong-Kong listed (H-class) shares, reaffirming its commitment to the strong existing long-term strategic partnership between the two companies.

Debt Management

On January 31, 2020, Barrick paid $356 million, including $4 million of accrued and unpaid interest, to complete a make-whole repurchase of the $337 million of outstanding principal on our 3.85% Notes due April 2022. A loss on debt extinguishment of $15 million was recorded in the first quarter of 2020. The debt repayment is expected to result in an annualized interest saving of $13 million.

In October 2020, Moody’s Investors Service (“Moody’s”) upgraded Barrick’s senior unsecured ratings to Baa1 from Baa2 while maintaining a stable outlook.

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Environmental and Social Governance (“ESG”)

Sustainability, in its most literal form, is the ability to continue into the future, and is at the forefront of everything Barrick does.

Making sure we respect human rights, protect the health and safety of our people and local communities, share the benefits of our operations, and manage our impacts on the environment have always been core business issues, and are embedded in our business decision-making processes and every facet of our operations. This commitment is enshrined in our sustainability vision and mission as well as in our guiding principles.

We focus on and monitor our sustainability performance not because it is popular to do so, but because it enables us to make better decisions, helps to de-risk projects, to discover new opportunities and delivers real value for our business.

In 2020, reflecting our belief in transparent disclosure of our sustainability performance and to better understand our performance relative to our industry peers, we developed and published our inaugural Sustainability Scorecard. The scorecard was published as a key part of our 2019 Sustainability Report and ranks us against our peers, and against our own internal metrics. It compares our performance across our priority ESG areas: Health and Safety, Social and Economic Development, Human Rights, the Environment as well as Governance. Our performance on these aspects is then aggregated into an overall score. From 2020, our performance on the scorecard will account for 25% of the Long-term Incentive plan for our executives. For 2019, we scored a B grade (on a scale where A represents high performance and E represents poor performance) which we believe accurately reflected our improvements in sustainability performance through 2019, but also acknowledges that there are still areas that we strive to improve.

Our sustainability vision puts four key ambitions at the center of our business: creating economic benefits; protecting health and safety; respecting human rights; and minimizing our environmental impact. Our performance for the year to date against these ambitions is set out below.

Safety

Our safety vision is “Every person going home safe and healthy every day.” To date in 2020, we have operated with zero fatalities.

Barrick is committed to the safety, health and well-being of our people, their families and the communities in which we operate. We review safety performance and incidents, share lessons learned and communicate best practices across our business each week during our Executive Committee meetings. These meetings are the main forum for senior management to discuss business issues and strategic plans, and our safety performance is a core standing agenda item at every meeting. Our safety performance is also reported as part of our quarterly Environmental & Social Oversight Committee (“E&S Committee”) meetings and to the Board’s Corporate Governance & Nominating Committee.

With operations spanning four continents and a range of operating environments, how our safety policy and commitments are translated on the ground varies by site. Each site has its own site-specific safety procedures, management plans and systems in place, informed by its operating context. All site systems, plans and procedures align with international best practice. Our goal is for the safety management systems at all operational mines to be certified to the internationally recognized ISO 45001 standard by the end of 2021, with three sites already accredited.

As part of our efforts to continually improve our safety performance in 2019, we rolled out new controls including our ten Fatality Prevention Commitments to help eliminate fatalities and serious injuries. Our Fatality Prevention Commitments align with the International Council on Mining and Metal’s Life Saving Controls, which are based upon lessons learned from fatal incidents within the mining industry, including Barrick’s experience. Our Commitments and Unacceptable Behaviors guideline, which reaffirms our zero-tolerance policy for behavior such as working on site under the influence of drugs or alcohol has also been implemented.

Across the group, we have started the roll out of our “Journey to Zero Harm” initiative. This initiative is focused on:

•	Visible Felt Leadership, engagement with our workforce,
•	aligning and improving our standards,
•	ensuring accountability to our safety commitments and
•	making sure our employees are fit for duty.

Our relentless focus on safety has helped drive safety performance improvements across much of the group in 2020.

To date, the group recorded fewer Lost Time Injuries (“LTIs”) and Total Recordable Injuries (“TRIs”) compared to the same period last year, with the related frequency rates also decreasing year on year.

Quarter-on-quarter, our group Lost Time Injury Frequency Rate (“LTIFR”) was 0.45 compared to 0.27 in the second quarter of 2020. Our Total Reportable Injury Frequency Rate (“TRIFR”) for the quarter was 2.11, an increase from the prior quarter of 1.65.

Environment

Barrick continues to focus on excellent management of the natural environment. Our aim is to become the world’s most valued gold mining business by delivering sustainable returns for our owners and partners, including the host communities and countries in which we operate.

We have set a corporate goal for all sites to have their Environmental Management System (“EMS”) certified to the ISO 14001:2015 standard by the end of 2020. Currently, all operations, except the Jabal Sayid mine in Saudi Arabia and the three Tanzanian mines, are certified to this standard. Preparation for certification is progressing well and the external audits for these assets are scheduled to

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take place in the fourth quarter of 2020. In October, Jabal Sayid was recommended for its inaugural certification to the ISO 14001:2015 standard.

We maintained our strong track record of stewardship and have not recorded any Class 13 environmental incidents for the year to date.

Climate

Climate change, including shifts in temperature, precipitation and more frequent severe weather events, could affect the mining industry in a range of possible ways. For example, volatile climatic conditions can affect the stability and effectiveness of infrastructure and equipment; potentially impact environmental protection and site closure practices; lead to changes in the regulatory environment, including increased carbon tax regimes; and potentially impact the stability and cost of water as well as energy supplies. We therefore view climate change as a company, community, and global concern. Following our merger with Randgold (the “Merger”) and the formation of Nevada Gold Mines, we reviewed and updated the climate change strategy.

Barrick’s climate change strategy has three pillars: identify, understand and mitigate the risks associated with climate change; measure and reduce our impacts on climate change; and improve our disclosure on climate change. Action taken on each pillar is described below.

Identify, understand and mitigate the risks associated with climate change

We continue to take steps to identify and manage risks and build resilience to climate change, as well as to position ourselves for new opportunities. Climate change-related factors continue to be incorporated into Barrick’s formal risk assessment process (for example, consideration is given to the availability of and access to water and the impact of increased precipitation, drought, or severe storms on operations as well as on communities near our operations). We have identified several climate-related risks and opportunities for our business including: physical impacts of climate change, such as an increase in extended duration extreme precipitation events; an increase in regulations that seek to address climate change; and increased global investment in innovation and low-carbon technologies.

Measure and reduce the Company’s impact on climate change

Mining is an energy-intensive business, and we understand the important link between energy use and greenhouse gas (“GHG”) emissions. By measuring and effectively managing our energy use, we can reduce our draw from local energy grids, reduce our GHG emissions, achieve more efficient production, and reduce our costs.

In the first quarter of 2020, we completed the conversion of the Quisqueya I power generation facility in the Dominican Republic from heavy fuel oil to natural gas and we received the first liquefied natural gas deliveries in February 2020. The conversion will help reduce the mine site’s power generation costs and is expected to reduce GHG emissions by 30%. In the second quarter of 2020, we introduced battery technology into the microgrid at Kibali, and most recently, in the third quarter, we commissioned the first phase of our 20MW solar project at Loulo-Gounkoto. Due to its remote location, the Loulo-Gounkoto complex is not connected to the Malian national grid, and instead relies on heavy fuel and diesel burning gensets to meet its energy needs. The introduction of solar energy into the microgrid at Loulo-Gounkoto is anticipated to reduce heavy fuel oil and diesel consumption by 10 million liters, which will both reduce our operating costs and deliver valuable emissions reductions.

Improve our disclosure on climate change

As part of our commitment to improve our disclosure on climate change, we complete the annual CDP (formerly known as the Carbon Disclosure Project) emissions questionnaire, which makes investor-relevant climate data widely available. In 2019, Barrick received a grade of B minus on the CDP Climate Change Questionnaire. This grade places Barrick in the ‘management’ scoring band, with a rank higher than our sector and regional peers. Approximately 32% of companies assessed are ranked in the ‘management’ scoring band. During the third quarter, we submitted our CDP response for 2020 and results are expected in the first quarter of 2021.

The Board’s Corporate Governance & Nominating Committee meets quarterly and is responsible for overseeing Barrick’s policies, programs, and performance relating to the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which were reviewed by the Audit & Risk Committee throughout 2019 and through the first nine months of 2020. In addition, the Audit & Risk Committee reviewed the Company’s approach to climate change in the context of Barrick’s public disclosures.

As detailed in our 2019 Sustainability Report, Barrick has updated its GHG emissions reduction target to achieve a reduction of at least 10% by 2030, while maintaining a steady ounce production profile. The basis of this reduction is against a 2018 baseline that combines legacy Barrick and Randgold data as well as 2018 emissions from the assets that we assumed operational control of in 2019, including Nevada Gold Mines and the Tanzanian mines. As well as setting a reduction target, we have also devised a road map for its achievement. Barrick’s actions to achieve this target as mentioned above include increasing the proportion of renewable energy sources in the Company’s energy mix and switching to cleaner energy sources. We continue to investigate opportunities for further reductions at our operations, in our supply chain, as well as innovative community-based opportunities for carbon credits.

We expect our focus on climate change to continue through 2020 and beyond. Site-level climate-related risks and mitigation plans will continue to be reviewed in the context of the company-wide risk assessment. Site-level plans to reduce energy and GHG emissions will also be strengthened, and we plan to supplement our corporate emissions reduction target with context-based site specific emissions reduction targets.

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We continue to align our disclosures with the Taskforce on Climate-related Financial Disclosures (“TCFD”) and will work to incorporate scenario analysis into our future disclosures. We have a strong foundation and Barrick continues to build further resilience to withstand the potential impacts of climate change and leverage potential opportunities as the global economy transitions to a low-carbon future.

Water

Our aim is to deliver enough water for the effective operation of our mines, while at the same time protecting the quality and quantity of water available to host communities and other users in our watersheds. Our commitment to responsible water use is codified in our Environmental Policy, which requires us to minimize our use of water, control and manage our impacts on water quality, and engage with stakeholders, including local communities, to maintain sustainable management of water resources for the benefit of all local users.

Each mine has its own site-specific water management plan, which considers: 1) the different water sources available; 2) the local climate conditions; and 3) the needs of local users and the needs of the mine. This information is supplemented by a range of international frameworks and tools such as the WWF Water Risk Filter to evaluate water risks, particularly those linked to water stress.

We include each mine’s water risks in its operational risk register. These risks are then aggregated and incorporated into the corporate risk register. Our identified water related risks include: 1) managing excess water in regions with high rainfall; 2) maintaining access to water in arid areas and regions prone to water scarcity; and 3) regulatory risks related to permitting limits as well as municipal and national regulations for water use.

To date, our water recycling and reuse rate for 2020 is 78%, which is above our annual target of 75%.

Tailings

We are committed to ensuring our tailings storage facilities (“TSFs”) meet global best practices for safety. Our TSFs are carefully engineered and regularly inspected, particularly those in regions with high rainfall and seismic activities.

Barrick currently manages 67 TSFs, of which 21 (31%) are operating, 45 (67%) are closed, and one is inactive. A riverine tailings disposal system was used at the Porgera Joint Venture in Papua New Guinea prior to entering care and maintenance on April 25, 2020. In 2020, independent reviews were conducted at our Pueblo Viejo, Phoenix, Carlin, Hemlo, and Loulo-Gounkoto mines, as well as the Giant Nickel and Nickel Plate closure sites.

Social

We regard our host communities and countries as important partners in our business. We understand we are guests and want the countries and communities we operate in to benefit from our presence. We are committed to contributing to their social and economic development. Our sustainability policies also commit us to be transparent in our relationships with host communities, government authorities, the public and other key stakeholders as well as to conduct our business with integrity through our absolute opposition to corruption, and through requiring our suppliers to operate ethically and responsibly as a condition of doing business with us.

Community and economic development

Our commitment to social and economic development is set out in our overarching Sustainable Development Policy and our Social Performance Policy.

•

Paying our fair share of taxes - The taxes, royalties and dividends we pay provide significant income for our host countries as well as help to fund vital services and infrastructure. We report all government and tax payments transparently, primarily through the reporting mechanism of the Canadian Extractive Sector Transparency Measures Act (“ESTMA”).

•

Prioritizing local hiring - The jobs we create provide valuable training and employment in regions where opportunities are often scarce. Additionally, the priority we place on buying goods and services from local communities and host countries leverages our supply chain and multiplies the economic benefits of our presence. 97% of our workers and 76% of senior management are nationals from our host countries. We have a target of 80% of senior management from host country nationals by the end of 2020.

•

Prioritizing local buying - Our procurement processes prioritize local companies, followed by those from the larger region or host country. At the end of 2019, we procured over $4.4 billion of goods and services from suppliers based in our host countries on a 100% basis.

•

Investing in community-led development initiatives - We believe that no one knows the needs of local communities better than the communities themselves. That is why we have set a target for all our sites to have community development committees (“CDC”). The role of the CDC is to allocate the community investment budget to those projects and initiatives most needed and desired by the local communities. Each CDC is elected and is made up of a mix of local leaders, community members and representatives from local women and youth groups. 10 of our sites now have CDCs in place. In the third quarter of 2020, we spent $4.65 million on community development across the group. Year-to- date, our community development spend has exceeded $13 million.

Human rights

Respect for human rights is a central part of our sustainability vision. We have zero tolerance for human rights violations wherever we operate. We avoid causing or contributing to human rights violations and we facilitate access to remedies. Our commitment to respect human rights is codified in our standalone Human Rights Policy and informed by the expectations of the UN Guiding Principles on Business and Human Rights, the Voluntary Principles on Security and Human Rights, and the OECD Guidelines for Multinational Enterprises.

Our commitments to respect human rights is operationalized on the ground via our Human Rights Program, the fundamental principles of which include:

•	Monitoring and reporting,
•	Due diligence,

BARRICK THIRD QUARTER 2020	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Training, and
•	Disciplinary action and remedy.

We also expect the same standards from those we work with including suppliers as our Supplier Code of Ethics incorporates human rights provisions.

Responsibility for the oversight and implementation of our human rights compliance program sits with our Group Sustainability Executive, with support from our Senior Vice President Business Assurance and Risk, and our Human Resources Executive.

Governance

At the management level, in furtherance of its commitment to sustainability, Barrick established the E&S Committee in 2019. The E&S Committee is chaired by the President and Chief Executive Officer, and includes each of the regional Chief Operating Officers, Mine General Managers and health, safety, and environment and closure leads, as well as the Group Sustainability Executive and an independent sustainability consultant. The E&S Committee meets each quarter to review the Company’s sustainability performance and compliance with its sustainability policies, as well as to identify concerns and opportunities at the Company’s operations at an early stage. The President and Chief Executive Officer reviews the reports of the E&S Committee with the Board’s Corporate Governance & Nominating Committee on a quarterly basis as part of the Committee’s mandate to oversee the policies and performance of Barrick’s environmental, safety and health, corporate social responsibility, and human rights programs.

Further to the specific focus of the E&S Committee, weekly Executive Committee review meetings allow for the discussion of opportunities and risks that may help or hinder the Company from achieving its objectives, including climate-related risks.

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Full Year 2020 Outlook

As previously disclosed in our first quarter report, due to the uncertainty related to the timing and scope of future developments at Porgera, our full year 2020 guidance for this site has been withdrawn. Porgera remains on care and maintenance. Our 2020 gold production guidance for the group continues to reflect this development at Porgera and remains unchanged at 4.6 to 5.0 million ounces.

Group 2020 cost guidance remains unchanged, including cost of sales of $980 - $1,030 per ounce2, total cash costs of $650 - $700 per ounce1 and all-in sustaining costs of $920 - $970 per ounce1. These ranges are based on a gold price assumption of $1,350 per ounce (refer to key assumptions). We have also previously disclosed a sensitivity of approximately $4 per ounce on our cost metrics for every $100 per ounce change in the gold price.

As previously disclosed, operations at Veladero have been impacted by a mandatory nationwide quarantine in response to the Covid-19 pandemic as well as subsequent movement and social distancing restrictions that slowed the remobilization of employees and contractors back to site. This was combined with severe winter weather conditions that has impacted mining and processing operations. Additionally, the demobilization of the majority of our contractors working on capital projects in accordance with the government’s pandemic response has delayed the construction and commissioning of leach pad phases. Due to these developments, production at Veladero continues to trend below guidance for 2020 at slightly higher per ounce costs. Refer to the Veladero section of the MD&A for further detail.

As per our previous disclosures, Hemlo’s costs continue to trend above guidance for 2020, partially due to an increase in royalty expense from the higher realized gold price1 and mining in underground zones that incur a higher net profits interest (“NPI”) royalty burden. In addition, there was a delay in our new underground contractor arriving at site due to quarantine and movement restrictions in response to the Covid-19 pandemic. This temporarily delayed the ramp-up of underground development, resulting in an increased proportion of higher-cost open pit stockpiled material processed at the mill. By August 2020, the new contractor had fully mobilized to site to advance the ramp-up of underground operations. Production at Hemlo remains on track to achieve 2020 guidance. Refer to the Other Mines - Gold section of the MD&A for further detail.

We are continuing to monitor the impact of the Covid-19 pandemic. Our 2020 guidance may be further impacted if the operation or development of our mines and projects are disrupted due to efforts to slow the spread of the virus.

Notwithstanding the additional risks as highlighted above, at this stage, all remaining guidance metrics are unchanged.

Company Guidance ($ millions, except per ounce/pound data)	2020 Estimate
Gold production (millions of ounces)	4.60 - 5.00

Gold cost metrics

Cost of sales - gold ($/oz)	980 - 1,030

Total cash costs ($/oz)[a]	650 - 700

Depreciation ($/oz)	300 - 330

All-in sustaining costs ($/oz)[a]	920 - 970
Copper production (millions of pounds)	440 - 500

Copper cost metrics

Cost of sales - copper ($/lb)	2.10 - 2.40

C1 cash costs ($/lb)[a]	1.50 - 1.80

Depreciation ($/lb)	0.60 - 0.70

All-in sustaining costs ($/lb)[a]	2.20 - 2.50
Exploration and project expenses	280 - 320

Exploration and evaluation	210 - 230

Project expenses	70 - 90

General and administrative expenses	~170

Corporate administration	~130

Share-based compensation[b]	~40

Other expense	80 - 100

Finance costs, net	400 - 450

Attributable capital expenditures:

Attributable minesite sustaining	1,300 - 1,500

Attributable project	300 - 400

Total attributable capital expenditures[c]	1,600 - 1,900

Effective income tax rate[d]	30% - 35%
Key assumptions (used for guidance)

Gold Price ($/oz)	1,350

Copper Price ($/lb)	2.75

Oil Price (WTI) ($/barrel)	65

AUD Exchange Rate (AUD:USD)	0.70

ARS Exchange Rate (USD:ARS)	65

CAD Exchange Rate (USD:CAD)	1.30

CLP Exchange Rate (USD:CLP)	725

EUR Exchange Rate (EUR:USD)	1.20

a.

Total cash costs, C1 cash costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

b.	Based on a US$17.51 share price.
c.

2020 Guidance includes our 61.5% share of Nevada Gold Mines, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, Bulyanhulu and Buzwagi, our 50% share of Zaldívar and Jabal Sayid, and our 45% share of Kibali, and our share of joint operations.

d.	Based on key assumptions included in this table.

BARRICK THIRD QUARTER 2020	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Division Guidance

Our 2020 forecast gold and copper production, cost of salesa, total cash costsb, all-in sustaining costsb, and C1 cash costsb ranges by operating division are as follows:

Operating Division	2020 forecast attributable production (000s ozs)	2020 forecast cost of sales[a] ($/oz)	2020 forecast total cash costs[b] ($/oz)	2020 forecast all-in sustaining costs[b] ($/oz)
Gold

Carlin (61.5%)[c]	1,000 - 1,050	920 - 970	760 - 810	1,000 - 1,050

Cortez (61.5%)	450 - 480	980 - 1,030	640 - 690	910 - 960

Turquoise Ridge (61.5%)	430 - 460	900 - 950	540 - 590	690 - 740

Phoenix (61.5%)	100 - 120	1,850 - 1,900	700 - 750	920 - 970

Long Canyon (61.5%)	130 - 150	910 - 960	240 - 290	450 - 500
Nevada Gold Mines (61.5%)	2,100 - 2,250	970 - 1,020	660 - 710	880 - 930

Hemlo	200 - 220	960 - 1,010	800 - 850	1,200 - 1,250
North America	2,300 - 2,450	970 - 1,020	660 - 710	900 - 950

Pueblo Viejo (60%)	530 - 580	840 - 890	520 - 570	720 - 770

Veladero (50%)	240 - 270	1,220 - 1,270	670 - 720	1,250 - 1,300

Porgera (47.5%)[d]
Latin America & Asia Pacific	800 - 900	930 - 980	610 - 660	890 - 940

Loulo-Gounkoto (80%)	500 - 540	1,050 - 1,100	620 - 670	970 - 1,020

Kibali (45%)	340 - 370	1,030 - 1,080	600 - 650	790 - 840

North Mara (84%)[e]	240 - 270	750 - 800	570 - 620	830 - 880

Tongon (89.7%)	240 - 260	1,390 - 1,440	680 - 730	740 - 790

Bulyanhulu (84%)[e]	30 - 50	1,210 - 1,260	790 - 840	1,110 - 1,160

Buzwagi (84%)[e]	80 - 100	850 - 900	820 - 870	850 - 900
Africa & Middle East	1,450 - 1,600	1,040 - 1,090	640 - 690	870 - 920
Total Attributable to Barrick[f,g,h]	4,600 - 5,000	980 - 1,030	650 - 700	920 - 970

	2020 forecast attributable production (M lbs)	2020 forecast cost of sales[a] ($/lb)	2020 forecast C1 cash costs[b] ($/lb)	2020 forecast all-in sustaining costs[b] ($/lb)
Copper

Lumwana	250 - 280	2.20 - 2.40	1.50 - 1.70	2.30 - 2.60

Zaldívar (50%)	120 - 135	2.40 - 2.70	1.65 - 1.85	2.30 - 2.60

Jabal Sayid (50%)	60 - 70	1.75 - 2.00	1.40 - 1.60	1.50 - 1.70
Total Copper[h]	440 - 500	2.10 - 2.40	1.50 - 1.80	2.20 - 2.50

a.

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 38.5% of Nevada Gold Mines (including 63.1% of South Arturo), 40% of Pueblo Viejo, 20% of Loulo-Gounkoto, 10.3% of Tongon, and 16% of North Mara, Bulyanhulu and Buzwagi from cost of sales and including our proportionate share of cost of sales attributable to our equity method investments in Kibali), divided by attributable gold ounces sold. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to our equity method investments in Zaldívar and Jabal Sayid, divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).

b.

Total cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measures, please see pages 82 to 106 of this MD&A.

c.	Includes our 36.9% share of South Arturo.
d.

Based on the communication we received from the Government of Papua New Guinea that the SML will not be extended, Porgera was placed on temporary care and maintenance on April 25, 2020 to ensure the safety and security of our employees and communities. Due to the uncertainty related to the timing and scope of future developments on the mine’s operating outlook, our full year 2020 guidance for Porgera has been withdrawn.

e.	Amounts are on an 84% basis as the GoT’s 16% free-carried interest was made effective from January 1, 2020.
f.	Total cash costs and all-in sustaining costs per ounce include the impact of hedges and/or costs allocated to non-operating sites.
g.

Operating unit guidance ranges reflect expectations at each individual operating unit, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina, Lagunas Norte, Golden Sunlight and Morila (40%).

h.	Includes corporate administration costs.

BARRICK THIRD QUARTER 2020	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production and Cost Summary - Gold

	For the three months ended
	9/30/20	6/30/20	% Change	9/30/19	% Change
Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz)	538	521	3%	535	1%

Cost of sales ($/oz)	1,060	1,055	0%	1,027	3%

Total cash costs ($/oz)[b]	723	728	(1)%	693	4%

All-in sustaining costs ($/oz)[b]	956	985	(3)%	946	1%

Carlin (61.5%)[c]

Gold produced (000s oz)	276	235	17%	278	(1)%

Cost of sales ($/oz)	985	1,037	(5)%	1,007	(2)%

Total cash costs ($/oz)[b]	800	850	(6)%	775	3%

All-in sustaining costs ($/oz)[b]	1,036	1,130	(8)%	1,014	2%

Cortez (61.5%)[d]

Gold produced (000s oz)	113	132	(14)%	126	(10)%

Cost of sales ($/oz)	1,060	870	22%	829	28%

Total cash costs ($/oz)[b]	763	613	24%	570	34%

All-in sustaining costs ($/oz)[b]	1,133	950	19%	772	47%

Turquoise Ridge (61.5%)[e]

Gold produced (000s oz)	76	79	(4)%	82	(7)%

Cost of sales ($/oz)	1,097	1,073	2%	1,077	2%

Total cash costs ($/oz)[b]	745	753	(1)%	622	20%

All-in sustaining costs ($/oz)[b]	805	829	(3)%	840	(4)%

Phoenix (61.5%)[f]

Gold produced (000s oz)	30	35	(14)%	25	20%

Cost of sales ($/oz)	1,773	1,726	3%	2,186	(19)%

Total cash costs ($/oz)[b]	520	725	(28)%	1,010	(49)%

All-in sustaining costs ($/oz)[b]	659	957	(31)%	1,622	(59)%

Long Canyon (61.5%)[f]

Gold produced (000s oz)	43	40	8%	24	79%

Cost of sales ($/oz)	877	1,009	(13)%	1,170	(25)%

Total cash costs ($/oz)[b]	212	308	(31)%	353	(40)%

All-in sustaining costs ($/oz)[b]	384	430	(11)%	714	(46)%
Pueblo Viejo (60%)

Gold produced (000s oz)	129	111	16%	139	(7)%

Cost of sales ($/oz)	791	935	(15)%	807	(2)%

Total cash costs ($/oz)[b]	450	579	(22)%	504	(11)%

All-in sustaining costs ($/oz)[b]	609	720	(15)%	631	(3)%
Loulo-Gounkoto (80%)

Gold produced (000s oz)	139	141	(1)%	153	(9)%

Cost of sales ($/oz)	1,088	1,012	8%	1,018	7%

Total cash costs ($/oz)[b]	682	639	7%	630	8%

All-in sustaining costs ($/oz)[b]	1,161	1,030	13%	966	20%
Kibali (45%)

Gold produced (000s oz)	91	90	1%	91	0%

Cost of sales ($/oz)	1,088	1,067	2%	1,187	(8)%

Total cash costs ($/oz)[b]	617	617	0%	554	11%

All-in sustaining costs ($/oz)[b]	817	739	11%	703	16%
Veladero (50%)

Gold produced (000s oz)	44	49	(10)%	58	(24)%

Cost of sales ($/oz)	1,136	1,228	(7)%	1,243	(9)%

Total cash costs ($/oz)[b]	708	801	(12)%	773	(8)%

All-in sustaining costs ($/oz)[b]	1,159	1,383	(16)%	1,142	1%
Porgera (47.5%)[g]

Gold produced (000s oz)	—	24		75

Cost of sales ($/oz)	—	1,141		1,024

Total cash costs ($/oz)[b]	—	875		868

All-in sustaining costs ($/oz)[b]	—	1,046		1,053

BARRICK THIRD QUARTER 2020	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production and Cost Summary - Gold (continued)

	For the three months ended
	9/30/20	6/30/20	% Change	9/30/19	% Change
Tongon (89.7%)

Gold produced (000s oz)	64	64	0%	62	3%

Cost of sales ($/oz)	1,329	1,275	4%	1,396	(5)%

Total cash costs ($/oz)[b]	731	688	6%	793	(8)%

All-in sustaining costs ($/oz)[b]	777	745	4%	869	(11)%
Hemlo

Gold produced (000s oz)	55	54	2%	49	12%

Cost of sales ($/oz)	1,257	1,268	(1)%	1,083	16%

Total cash costs ($/oz)[b]	1,099	1,080	2%	953	15%

All-in sustaining costs ($/oz)[b]	1,497	1,456	3%	1,280	17%
North Mara[h]

Gold produced (000s oz)	67	68	(1)%	29	131%

Cost of sales ($/oz)	903	1,040	(13)%	907	0%

Total cash costs ($/oz)[b]	649	724	(10)%	603	8%

All-in sustaining costs ($/oz)[b]	758	1,166	(35)%	850	(11)%
Buzwagi[h]

Gold produced (000s oz)	21	20	5%	18	17%

Cost of sales ($/oz)	907	909	0%	1,292	(30)%

Total cash costs ($/oz)[b]	687	751	(9)%	1,202	(43)%

All-in sustaining costs ($/oz)[b]	693	770	(10)%	1,220	(43)%
Bulyanhulu[h]

Gold produced (000s oz)	7	7	0%	6	17%

Cost of sales ($/oz)	1,502	1,658	(9)%	1,288	17%

Total cash costs ($/oz)[b]	874	950	(8)%	729	20%

All-in sustaining costs ($/oz)[b]	913	1,014	(10)%	769	19%
Kalgoorlie (50%)[i]

Gold produced (000s oz)				58	(100)%

Cost of sales ($/oz)				1,037	(100)%

Total cash costs ($/oz)[b]				856	(100)%

All-in sustaining costs ($/oz)[b]				1,170	(100)%
Total Attributable to Barrick[j,i]

Gold produced (000s oz)	1,155	1,149	1%	1,306	(12)%

Cost of sales ($/oz)[k]	1,065	1,075	(1)%	1,065	0%

Total cash costs ($/oz)[b]	696	716	(3)%	710	(2)%

All-in sustaining costs ($/oz)[b]	966	1,031	(6)%	984	(2)%

a.

Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

c.

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including NGM’s 60% share of South Arturo) on a 61.5% basis thereafter.

d.

On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on an 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

e.

Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge as well as Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

f.	A 61.5% interest in these sites was acquired as a result of the formation of Nevada Gold Mines on July 1, 2019.
g.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.
h.

Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Operating results are included at 100% from October 1, 2019 to December 31, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience), and on an 84% basis thereafter as the GoT’s 16% free-carried interest was made effective from January 1, 2020.

i.

On November 28, 2019, we completed the sale of our 50% interest in Kalgoorlie in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million. Accordingly, these represent our 50% interest until November 28, 2019.

j.

Excludes Pierina; Lagunas Norte starting in the fourth quarter of 2019; and Golden Sunlight and Morila (40%) starting in the third quarter of 2019 which are producing incidental ounces as they reach the end of their mine lives.

k.	Cost of sales per ounce (Barrick’s share) is calculated as gold cost of sales on an attributable basis (excluding sites in care and maintenance) divided by gold attributable ounces sold.

BARRICK THIRD QUARTER 2020	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production and Cost Summary - Copper

	For the three months ended
	9/30/20	6/30/20	% Change	9/30/19	% Change
Lumwana

Copper production (millions lbs)	62	72	(14)%	65	(5)%

Cost of sales ($/lb)	2.06	2.06	0%	2.04	1%

C1 cash costs ($/lb)[a]	1.49	1.55	(4)%	1.83	(19)%

All-in sustaining costs ($/lb)[a]	2.58	2.27	14%	3.66	(30)%
Zaldívar (50%)

Copper production (millions lbs)	24	28	(14)%	32	(25)%

Cost of sales ($/lb)	2.20	2.52	(13)%	2.18	1%

C1 cash costs ($/lb)[a]	1.64	1.79	(8)%	1.55	6%

All-in sustaining costs ($/lb)[a]	2.27	2.09	9%	1.91	19%
Jabal Sayid (50%)

Copper production (millions lbs)	17	20	(15)%	15	13%

Cost of sales ($/lb)	1.43	1.41	1%	1.63	(12)%

C1 cash costs ($/lb)[a]	1.14	1.14	0%	1.42	(20)%

All-in sustaining costs ($/lb)[a]	1.17	1.41	(17)%	1.65	(29)%
Total Copper

Copper production (millions lbs)	103	120	(14)%	112	(8)%

Cost of sales ($/lb)[b]	1.97	2.08	(5)%	2.00	(2)%

C1 cash costs ($/lb)[a]	1.45	1.55	(6)%	1.62	(10)%

All-in sustaining costs ($/lb)[a]	2.31	2.15	7%	2.58	(10)%

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

b.

Cost of sales per pound (Barrick’s share) is calculated as copper cost of sales plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper attributable pounds sold.

OPERATING DIVISIONS PERFORMANCE

Our presentation of reportable operating segments consists of nine gold mines (Cortez, Carlin, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, Porgera and North Mara). The remaining operating segments, including our remaining gold mines, copper mines and projects, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK THIRD QUARTER 2020	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

Nevada Gold Mines (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data		For the three months ended				For the nine months ended
	9/30/20	6/30/20	% Change	9/30/19	% Change	9/30/20	9/30/19	% Change
Total tonnes mined (000s)	56,896	52,132	9%	52,528	8%	165,545	136,189	22%

Open pit ore	9,630	7,398	30%	7,706	25%	27,461	17,626	56%

Open pit waste	45,974	43,421	6%	43,572	6%	134,204	115,245	16%

Underground	1,292	1,313	(2)%	1,250	3%	3,880	3,318	17%

Average grade (grams/tonne)

Open pit mined	1.39	1.47	(6)%	0.77	80%	1.18	0.99	19%

Underground mined	9.65	9.61	0%	9.97	(3)%	9.76	10.45	(7)%

Processed	2.13	2.27	(6)%	2.02	5%	2.01	2.44	(18)%

Ore tonnes processed (000s)	10,818	9,280	17%	10,211	6%	32,456	25,138	29%

Oxide mill	3,244	3,254	0%	3,124	4%	9,687	5,294	83%

Roaster	1,340	1,110	21%	1,309	2%	3,754	4,033	(7)%

Autoclave	1,314	1,495	(12)%	1,316	0%	4,210	4,100	3%

Heap leach	4,920	3,421	44%	4,462	10%	14,805	11,711	26%

Recovery rate[b]	79%	80%	(1)%	82%	(4)%	80%	81%	(1)%

Oxide Mill[b]	74%	72%	3%	72%	3%	73%	78%	(6)%

Roaster	86%	87%	(2)%	87%	(2)%	86%	87%	(1)%

Autoclave	68%	74%	(9)%	79%	(14)%	72%	74%	(2)%

Gold produced (000s oz)	538	521	3%	535	1%	1,585	1,633	(3)%

Oxide mill	72	73	(1)%	76	(5)%	216	260	(17)%

Roaster	288	252	14%	275	5%	800	784	2%

Autoclave	107	122	(12)%	112	(4)%	357	392	(9)%

Heap leach	71	74	(4)%	72	(1)%	212	197	7%

Gold sold (000s oz)	542	522	4%	537	1%	1,592	1,658	(4)%

Revenue ($ millions)	1,063	919	16%	804	32%	2,835	2,267	25%

Cost of sales ($ millions)	571	546	4%	552	3%	1,644	1,462	12%

Income ($ millions)	481	357	35%	237	103%	1,154	773	49%

EBITDA ($ millions)[c]	633	503	26%	403	57%	1,598	1,202	33%

EBITDA margin[c,d]	60%	55%	9%	50%	20%	56%	53%	6%

Capital expenditures ($ millions)[e]	153	161	(5)%	164	(7)%	457	482	(5)%

Minesite sustaining	118	124	(5)%	110	7%	364	256	42%

Project	35	37	(5)%	54	(35)%	93	226	(59)%

Cost of sales ($/oz)	1,060	1,055	0%	1,027	3%	1,039	881	18%

Total cash costs ($/oz)[c]	723	728	(1)%	693	4%	714	608	17%

All-in sustaining costs ($/oz)[c]	956	985	(3)%	946	1%	964	789	22%

All-in costs ($/oz)[c]	1,025	1,052	(3)%	1,048	(2%)	1,023	926	10%

a.

Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

b.	Excludes the Gold Quarry (Mill 5) concentrator.
c.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

d.	Represents EBITDA divided by revenue.
e.	Amounts presented exclude capitalized interest.

On July 1, 2019, Nevada Gold Mines (“NGM”) was established, which includes Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont Corporation’s (“Newmont”) Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5% of the joint venture. Refer to the following pages for a detailed discussion of Cortez, Carlin (including Goldstrike) and Turquoise Ridge (including Twin Creeks) results.

Regulatory Matters

In a Special Session of the Nevada Legislature, which commenced on July 31, 2020, the Legislature passed three resolutions proposing amendments to the Nevada Constitution to modify provisions regarding the Net Proceeds of Minerals tax. These resolutions require further approvals, including a statewide vote to become law. If any of those resolutions were to ultimately result in an amendment of the Nevada Constitution, a potentially multi-year process, it could significantly increase the State taxes paid by NGM. The Company is engaged in constructive discussions with affected stakeholders on these resolutions, the fiscal requirements of the State and the economic contributions of the Nevada mining industry.

BARRICK THIRD QUARTER 2020	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

Carlin (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data		For the three months ended				For the nine months ended
	9/30/20	6/30/20	% Change	9/30/19	% Change	9/30/20	9/30/19	% Change
Total tonnes mined (000s)	20,147	15,793	28%	11,584	74%	53,059	35,704	49%

Open pit ore	2,092	1,576	33%	1,627	29%	5,135	2,941	75%

Open pit waste	17,234	13,407	29%	9,145	88%	45,541	31,012	47%

Underground	821	810	1%	812	1%	2,383	1,751	36%

Average grade (grams/tonne)

Open pit mined	2.62	2.42	8%	1.44	82%	2.20	0.75	194%

Underground mined	9.65	9.56	1%	8.61	12%	9.56	8.93	7%

Processed	3.93	3.60	9%	3.33	18%	3.64	3.87	(6)%

Ore tonnes processed (000s)	3,078	2,835	9%	3,188	(3)%	9,142	7,311	25%

Oxide mill	718	764	(6)%	663	8%	2,151	663	224%

Roasters	962	710	35%	980	(2)%	2,600	2,636	(1)%

Autoclave	724	899	(19)%	810	(11)%	2,476	3,277	(24)%

Heap leach	674	462	46%	735	(8)%	1,915	735	161%

Recovery rate[b]	78%	80%	(3)%	81%	(4)%	79%	77%	3%

Roasters	86%	86%	0%	87%	(2)%	86%	86%	0%

Autoclave	49%	64%	(24)%	63%	(23)%	59%	60%	(1)%

Gold produced (000s oz)	276	235	17%	278	(1)%	764	692	10%

Oxide mill	12	8	49%	14	(15)%	29	14	107%

Roasters	219	168	30%	213	3%	570	489	17%

Autoclave	36	48	(26)%	38	(7)%	134	176	(24)%

Heap leach	9	11	(18)%	13	(31)%	31	13	138%

Gold sold (000s oz)	275	234	18%	272	1%	765	692	11%

Revenue ($ millions)	524	402	30%	401	31%	1,333	947	41%

Cost of sales ($ millions)	271	243	12%	274	(1)%	762	703	8%

Income ($ millions)	247	151	64%	121	104%	551	237	132%

EBITDA ($ millions)[c]	297	195	52%	183	62%	694	418	66%

EBITDA margin[c,d]	57%	49%	16%	46%	24%	52%	44%	18%

Capital expenditures ($ millions)	59	60	(2)%	56	5%	174	160	9%

Minesite sustaining	59	60	(2)%	56	5%	174	160	9%

Project	0	0	0%	0	0%	0	0	0%

Cost of sales ($/oz)	985	1,037	(5)%	1,007	(2)%	996	1,015	(2)%

Total cash costs ($/oz)[c]	800	850	(6)%	775	3%	807	738	9%

All-in sustaining costs ($/oz)[c]	1,036	1,130	(8)%	1,014	2%	1,055	992	6%

All-in costs ($/oz)[c]	1,036	1,130	(8)%	1,014	2%	1,055	992	6%

a.

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including NGM’s 60% share of South Arturo) on a 61.5% basis thereafter.

b.	Excludes the Gold Quarry (Mill 5) concentrator.
c.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

d.	Represents EBITDA divided by revenue.

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including NGM’s 60% share of South Arturo) on a 61.5% basis thereafter. As a result of this transaction, there is now a higher proportion of open pit ore mined and consequently, the average grade processed is lower which also aligns with the inclusion of the heap leach facilities contributed by Newmont.

Safety and Environment

Site leadership teams have increased their focus on field engagements to reduce the occurrence of injuries that result from pinch-points and slips, trips and falls. Across all operations within Carlin, five LTIs were recorded during the quarter with an LTIFR of 2.16 per million hours worked versus 0.86 (two LTIs) in the previous quarter. The TRIFR for the quarter was 6.04 per million hours worked, an increase from the previous quarter of 3.45. No Class 13 environmental incidents occurred during the quarter.

BARRICK THIRD QUARTER 2020	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Results

Q3 2020 compared to Q2 2020

Carlin’s income for the third quarter of 2020 was 64% higher than the prior quarter due to an increase in sales volume, lower cost of sales per ounce2 and the higher realized gold price1.

Gold production in the third quarter of 2020 was 17% higher compared to the prior quarter, primarily due to improved throughput and availability of the Goldstrike Roaster following completion of planned annual maintenance and upgrades to the main exhaust fan in the second quarter of 2020. In addition, the performance of the Gold Quarry (Mill 5) concentrator improved compared to the prior quarter, resulting in increased recoveries due to high grade oxide material from the open pits. This was partially offset by lower production at the Gold Quarry Roaster (Mill 6) due to planned annual maintenance in the current quarter. Additionally, lower autoclave production was the result of the transition from acid to alkaline ore with corresponding lower recoveries. This trend will continue through 2022 when the autoclave circuit is converted to carbon-in-leach (“CIL”). Underground tonnes mined were 1% higher than the prior quarter driven by higher ore tonnes mined from Leeville, Goldstrike, and the Portal mines. Notably, a synergy unlocked by the joint venture was the successful mining of a stope from North Post in September 2020, located in an area which straddles the former Barrick and Newmont properties, and which will remain part of the mine plan going forward. Open pit tonnes mined were higher than the prior quarter as truck drivers that had been repurposed as part of Covid-19 measures returned to normal duties. Ore tonnes were 33% higher and the average mined grade was 8% higher, driven by the Goldstar and Betze-Post pits.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2020 were 5% and 6% lower, respectively, than the prior quarter primarily due to the impact of the higher grade processed. In the third quarter of 2020, all-in sustaining costs per ounce1 were 8% lower than the prior quarter due to the lower total cash cost per ounce1 and lower minesite sustaining capital expenditures on a per ounce basis.

Capital expenditures in the third quarter of 2020 were in line with the prior quarter, as slightly lower other minesite sustaining capital expenditure was offset by an increase in capitalized stripping.

Q3 2020 compared to Q3 2019

Carlin’s income for the three month period ended September 30, 2020 was 104% higher than the same prior year period due to the higher realized gold price1, lower cost of sales per ounce2 and higher sales volume.

Gold production for the three month period ended September 30, 2020 was 1% lower compared to the same prior year period, mainly due to planned annual maintenance for the Gold Quarry Roaster (Mill 6) occurring in the third quarter of 2020, which did not occur in the same prior year period. This was largely offset by higher grades processed. Open pit tonnes mined increased compared to the same prior year period with ore tonnes increasing by 29% as a result of mining activity at Gold Quarry transitioning from mainly stripping activities to ore movement. In addition, mining shifted from the South Arturo open pit in the same prior year period to higher grade material from Betze-Post, which contributed to an 82% increase in the open pit average grade mined.

Underground tonnes mined were consistent compared to the same prior year period, while underground mined grade increased by 12% driven by a greater proportion of higher grade Goldstrike ore as well as higher grades at Leeville.

Cost of sales per ounce2 for the three month period ended September 30, 2020 was 2% lower compared to the prior year period primarily due to lower depreciation, partially offset by higher total cash costs per ounce1. Total cash costs per ounce1 for the current period were 3% higher mainly due to an increase in total tonnes mined as well as higher costs associated with lower recoveries at the autoclave. For the three month period ended September 30, 2020, all-in sustaining costs per ounce1 increased by 2% compared to the same prior year period primarily due to higher minesite sustaining capital expenditures and higher total cash costs per ounce1.

Capital expenditures for the three month period ended September 30, 2020 increased by 5% mainly due to an increase in capitalized stripping at the Gold Quarry, Goldstar and Betze-Post open pits, partially offset by lower minesite sustaining equipment and project expenditures.

YTD Q3 2020 compared to YTD Q3 2019

Carlin’s income for the nine month period ended September 30, 2020 reflects our 61.5% interest in Nevada Gold Mines and is inclusive of income from Newmont’s former Carlin operations and the Goldstrike operations following the formation of Nevada Gold Mines on July 1, 2019. Income for Carlin for the same prior year period represents Barrick’s 100% interest in the Goldstrike operations only for the period up to July 1, 2019. Consequently, this, combined with the higher realized gold price1 were the primary drivers of the 132% increase in Carlin’s income compared to the same prior year period.

Gold production for the nine month period ended September 30, 2020 was 10% higher compared to the same prior year period, primarily due to the inclusion of Newmont’s former Carlin operations, partially offset by the reduction in Barrick’s interest in Goldstrike from 100% to 61.5% from July 1, 2019.

Cost of sales per ounce2 for the nine month period ended September 30, 2020 was 2% lower compared to the same prior year period due to lower depreciation, primarily driven by extended asset lives based on the latest life of mine plan, partially offset by higher total cash costs per ounce1. Total cash costs per ounce1 for the current period were 9% higher than the same prior year period mainly due to the change in sales mix with the establishment of Nevada Gold Mines. This has resulted in an overall lower grade ore processed, partially offset by higher volumes through the addition of Newmont’s former Carlin operations to the Goldstrike operations. For the nine month period ended September 30, 2020, all-in sustaining costs per ounce1 increased by 6% compared to the same prior year period primarily due to the impact of higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures on a per ounce basis.

Capital expenditures for the nine month period ended September 30, 2020 increased by 9% from the same prior year period due to higher minesite sustaining capital expenditures. Higher minesite sustaining capital expenditures are attributed to the inclusion of Newmont’s former Carlin operations, partially offset by the reduction in Barrick’s interest in Goldstrike from 100% to 61.5% from July 1, 2019.

BARRICK THIRD QUARTER 2020	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cortez (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data			For the three months ended			For the nine months ended
	9/30/20	6/30/20	% Change	9/30/19	% Change	9/30/20	9/30/19	% Change
Total tonnes mined (000s)	20,494	20,719	(1)%	23,357	(12)%	63,909	82,527	(23)%

Open pit ore	2,755	1,792	54%	2,158	28%	9,114	10,764	(15)%

Open pit waste	17,480	18,639	(6)%	20,948	(17)%	53,960	70,754	(24)%

Underground	259	288	(10)%	251	3%	835	1,009	(17)%

Average grade (grams/tonne)

Open pit mined	0.47	0.50	(6)%	0.42	11%	0.46	1.00	(54)%

Underground mined	9.44	10.29	(8)%	11.41	(17)%	10.16	10.39	(2)%

Processed	1.34	1.87	(28)%	1.54	(13)%	1.33	1.68	(21)%

Ore tonnes processed (000s)	3,301	2,381	39%	2,837	16%	10,466	13,324	(21)%

Oxide mill	590	613	(4)%	654	(10)%	1,874	2,824	(34)%

Roasters	378	400	(6)%	329	15%	1,154	1,397	(17)%

Heap leach	2,333	1,368	71%	1,854	26%	7,438	9,103	(18)%

Recovery rate	82%	84%	(2)%	84%	(2)%	82%	89%	(8)%

Oxide Mill	73%	75%	(2)%	79%	(7)%	74%	80%	(8)%

Roasters	86%	87%	(1)%	86%	0%	87%	87%	0%

Gold produced (000s oz)	113	132	(14)%	126	(10)%	373	668	(44)%

Oxide mill	28	30	(7)%	34	(18)%	84	218	(61)%

Roasters	69	84	(18)%	62	11%	230	295	(22)%

Heap leach	16	18	(9)%	30	(46)%	59	155	(62)%

Gold sold (000s oz)	115	132	(13)%	126	(9)%	375	666	(44)%

Revenue ($ millions)	220	226	(3)%	185	19%	649	892	(27)%

Cost of sales ($ millions)	122	115	6%	105	16%	349	484	(28)%

Income ($ millions)	96	109	(12)%	77	25%	294	390	(25)%

EBITDA ($ millions)[b]	129	144	(10)%	109	18%	395	551	(28)%

EBITDA margin[b,c]	59%	64%	(8)%	59%	0%	61%	62%	(2)%

Capital expenditures ($ millions)[d]	52	52	0%	53	(2)%	154	212	(27)%

Minesite sustaining	39	42	(7)%	22	77%	127	50	154%

Project	13	10	30%	31	(58)%	27	162	(83)%

Cost of sales ($/oz)	1,060	870	22%	829	28%	931	725	28%

Total cash costs ($/oz)[b]	763	613	24%	570	34%	660	482	37%

All-in sustaining costs ($/oz)[b]	1,133	950	19%	772	47%	1,026	580	77%

All-in costs ($/oz)[b]	1,236	1,031	20%	1,020	21%	1,096	818	34%

[a].

On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on an 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

[b].

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

[c].	Represents EBITDA divided by revenue.
[d].	Amounts presented exclude capitalized interest.

On July 1, 2019, Barrick’s Cortez operations were contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented represent Cortez on a 100% basis up until June 30, 2019 and on a 61.5% basis thereafter.

Safety and Environment

There were zero LTIs at Cortez during the quarter which resulted in a LTIFR of zero per million hours worked, compared to a LTIFR of 0.87 per million hours worked in the previous quarter. The TRIFR was 2.83 per million hours worked, a decrease from the 3.50 per million hours worked in the previous quarter. No Class 13 environmental incidents occurred during the quarter.

Financial Results

Q3 2020 compared to Q2 2020

Cortez’s income for the third quarter of 2020 was 12% lower than the second quarter of 2020 due to higher cost of sales per ounce2 and a decrease in sales volume, partially offset by the higher realized gold price1.

Gold production in the third quarter of 2020 was 14% lower compared to the prior quarter, driven by lower production across all processing facilities. Gold production from the roasters was lower due to a decrease in trucking of open pit stockpiles to Carlin and lower grades from Cortez Hills Underground (“CHUG”). The decrease in oxide mill production was driven by harder ore encountered in the third quarter, leading to reduced throughput through the crusher. Additionally, heap leach production was lower from the prior quarter due to the timing of the leach recovery

BARRICK THIRD QUARTER 2020	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

cycle with a higher contribution expected in the fourth quarter of 2020. Leach tonnes placed were higher than the prior quarter as a result of a reallocation of open pit waste material mined to leach ore due to better than expected grades. Underground tonnes mined were lower than the prior quarter due to localized geotechnical challenges impacting mining rates.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2020 were 22% and 24% higher, respectively, than the prior quarter due to higher direct operating costs and lower grade. Direct operating costs were higher primarily due to a reduction in capitalized stripping. In the third quarter of 2020, all-in sustaining costs per ounce1 were 19% higher than the prior quarter driven by higher total cash costs per ounce1, combined with slightly higher minesite capital expenditures on a per ounce basis.

Capital expenditures in the third quarter of 2020 remained consistent with the prior quarter due to slightly lower minesite sustaining capital expenditures, offset by higher project capital expenditures. Minesite sustaining capital expenditures were lower compared to the second quarter of 2020 primarily due to a reduction in capitalized stripping as described above. Higher project capital expenditures were due to increased spending to advance the CHUG Rangefront decline project to commissioning as well as the commencement of the Deep South dewatering project.

Q3 2020 compared to Q3 2019

Cortez’s income for the three month period ended September 30, 2020 was 25% higher than the same prior year period primarily due to the higher realized gold price1, partially offset by lower sales volume and higher cost of sales per ounce2.

Gold production for the three month period ended September 30, 2020 was 10% lower due to a reduction in recovered ounces from the Area 34 leach pad. In particular, the pad in the prior year quarter continued to benefit from tonnes stacked in previous quarters from the high-grade Cortez Hills Open Pit (“CHOP”) deposit, which completed mining in the second quarter of 2019. The lower production was also driven by lower grades processed through the oxide mill, slightly offset by increased production through the Carlin roasters as more stockpiled CHOP refractory ore was shipped and processed in the current quarter. Total tonnes mined compared to the same prior year period were down due to the Crossroads open pit transitioning from pre-stripping to production, lower overall equipment effectiveness as a result of mechanical issues and Covid-19 workforce impacts, as well as the reallocation of equipment to buttress construction at CHOP. The strip ratio improved compared to the same prior year period due to better grades than expected, converting waste to leach ore.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended September 30, 2020 were 28% and 34% higher, respectively, than the same prior year period, mainly due to the reduction of higher grade production from CHOP as described above. For the three month period ended September 30, 2020, all-in sustaining costs per ounce1 increased by 47% compared to the same prior year period, driven by higher total cash costs per ounce1, combined with higher minesite sustaining capital expenditures on a per ounce basis.

Capital expenditures for the three month period ended September 30, 2020 decreased by 2% from the same prior year period mainly due to lower project capital expenditures resulting from the end of Crossroads pre-production stripping as it transitioned to production status in the third quarter of 2019. The decrease in project capital expenditures were largely offset by an increase in minesite sustaining capital due to Crossroads capitalized stripping (whereas it was treated as project capital expenditures in the pre-production phase in the same prior year period).

YTD Q3 2020 compared to YTD Q3 2019

Cortez’s income for the nine month period ended September 30, 2020 reflects the formation of Nevada Gold Mines as described above. Income for Cortez for the same prior year period represents Barrick’s 100% share of the Cortez operations up to June 30, 2019. This is the primary driver of the reduction in Cortez’s income compared to the same prior year period. Aside from this impact, Cortez’s income in the current period was also impacted by a decrease in sales volume and higher cost of sales per ounce2, partially offset by the higher realized gold price1.

Gold production for the nine month period ended September 30, 2020 was 44% lower compared to the same prior year period, primarily due to the reduction in Barrick’s interest in Cortez from July 1, 2019 onward, combined with lower grades mined and processed from CHOP as mining was completed in the second quarter of 2019. This was partially offset by an increase in open pit and CHUG ore mined and processed, including material shipped to the Carlin roasters.

Cost of sales per ounce2 and total cash costs per ounce1 for the nine month period ended September 30, 2020 were 28% and 37% higher, respectively, than the same prior year period, primarily due to the lower grade impact described above combined with higher direct operating costs. This was primarily due to an increase in tonnes shipped and processed at the Carlin roasters, lower capitalized stripping, and higher royalty costs. Royalty costs have increased as production shifted from CHOP to Crossroads, which carries a higher royalty rate. In addition, the higher realized gold price1 has impacted royalties. For the nine month period ended September 30, 2020, all-in sustaining costs per ounce1 increased by 77% compared to the same prior year period, due to higher minesite sustaining capital expenditures on a per ounce basis, in addition to the higher total cash costs per ounce1.

Capital expenditures for the nine month period ended September 30, 2020 were 27% lower than the same prior year period due to the reduction in Barrick’s interest in Cortez from 100% to 61.5% from July 1, 2019 onward. In addition, lower project capital expenditures were due to the end of Crossroads pre-production stripping as it transitioned to production status in the third quarter of 2019 as well as a ramp down in the CHUG Rangefront decline and Crossroads dewatering projects. The decrease in project capital expenditures were partially offset by an increase in minesite sustaining capital expenditures due to Crossroads capitalized stripping (whereas it was treated as project capital expenditures in the pre-production phase in the same prior year period), increased spending on water management and additional mining equipment for CHOP buttress work.

BARRICK THIRD QUARTER 2020	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

Turquoise Ridge (61.5%)a, Nevada USA

Summary of Operating and Financial Data			For the three months ended			For the nine months ended
	9/30/20	6/30/20	% Change	9/30/19	% Change	9/30/20	9/30/19	% Change
Total tonnes mined (000s)	3,988	3,870	3%	4,811	(17)%	11,603	5,182	124%

Open pit ore	1,601	1,094	46%	732	119%	3,703	732	406%

Open pit waste	2,175	2,561	(15)%	3,892	(44)%	7,239	3,892	86%

Underground	212	215	(1)%	187	13%	661	558	18%

Average grade (grams/tonne)

Open pit mined	2.19	2.63	(17)%	1.01	117%	2.25	1.01	122%

Underground mined	9.89	8.96	10%	13.28	(25)%	9.95	14.57	(32)%

Processed	3.29	3.61	(9)%	3.78	(13)%	3.41	6.61	(48)%

Ore tonnes processed (000s)	968	821	18%	950	2%	2,649	1,267	109%

Oxide Mill	111	108	3%	107	4%	338	107	216%

Autoclave	590	596	(1)%	506	17%	1,734	823	111%

Heap leach	267	117	128%	337	(21)%	577	337	71%

Recovery rate	82%	82%	0%	89%	(8)%	83%	90%	(8)%

Oxide Mill	92%	86%	7%	87%	6%	88%	87%	1%

Autoclave	81%	82%	(1)%	89%	(9)%	83%	91%	(9)%

Gold produced (000s oz)	76	79	(4)%	82	(7)%	239	224	7%

Oxide Mill	4	3	33%	5	(20)%	11	5	120%

Autoclave	71	74	(4)%	74	(4)%	222	216	3%

Heap leach	1	2	(50)%	3	(67)%	6	3	100%

Gold sold (000s oz)	76	79	(4)%	96	(21)%	242	257	(6)%

Revenue ($ millions)	148	134	10%	142	4%	421	352	20%

Cost of sales ($ millions)	84	84	0%	103	(18)%	258	205	26%

Income ($ millions)	62	48	29%	38	63%	157	145	8%

EBITDA ($ millions)[b]	87	73	19%	81	7%	238	203	17%

EBITDA margin[b,c]	59%	54%	9%	57%	4%	57%	58%	(3)%

Capital expenditures ($ millions)	13	9	45%	26	(50)%	41	61	(33)%

Minesite sustaining	4	3	33%	18	(78)%	18	32	(44)%

Project	9	6	50%	8	13%	23	29	(21)%

Cost of sales ($/oz)	1,097	1,073	2%	1,077	2%	1,066	797	34%

Total cash costs ($/oz)[b]	745	753	(1)%	622	20%	720	570	26%

All-in sustaining costs ($/oz)[b]	805	829	(3)%	840	(4)%	813	710	15%

All-in costs ($/oz)[b]	929	894	4%	927	0%	908	825	10%

[a].

Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge as well as Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

[b].

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

[c].	Represents EBITDA divided by revenue.

Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge as well as Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, our results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge. As a result of this transaction, from July 1, 2019, Turquoise Ridge includes the Twin Creeks open pit operations, resulting in considerably higher tonnes mined at a lower average grade of ore processed. The site also includes the Twin Creeks processing operations and heap leach facility contributed by Newmont.

Safety and Environment

There was one LTI during the quarter which resulted in an LTIFR of 1.49 per million hours worked (versus a LTIFR of 1.42 in the previous quarter). The TRIFR for the quarter was 1.49 per million hours worked, which was a decrease on the 5.66 achieved in the previous quarter. No Class 13 environmental incidents occurred during the quarter.

BARRICK THIRD QUARTER 2020	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Results

Q3 2020 compared to Q2 2020

Turquoise Ridge’s income for the third quarter of 2020 was 29% higher compared to the prior quarter, primarily due to the higher realized gold price1. This was partially offset by slightly lower sales volume and higher cost of sales per ounce2.

Gold production in the third quarter of 2020 was 4% lower than the prior quarter, primarily due to lower autoclave throughput as a result of plant maintenance and reliability upgrades, as well as lower autoclave recoveries due to the ore blend. Turquoise Ridge underground mining rates have not achieved target levels year to date due to lower equipment availability and utilization. An equipment strategy has been put in place to improve mining rates to target levels.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2020 were relatively consistent with the prior quarter. All-in sustaining costs per ounce1 were 3% lower than the prior quarter, primarily reflecting slightly lower total cash costs per ounce1, partially offset by higher minesite sustaining capital expenditure.

Capital expenditures in the third quarter of 2020 increased by 45% compared to the prior quarter due to higher project capital related to the Third Shaft and capitalized drilling expenses.

Q3 2020 compared to Q3 2019

Turquoise Ridge’s income for the third quarter of 2020 was 63% higher, mainly due to the higher realized gold price1, partially offset by lower sales volume.

Gold production for the three month period ended September 30, 2020 was 7% lower compared to the same prior year period, primarily due to lower underground grades processed and lower autoclave recovery, partially offset by higher tonnes processed.

Cost of sales per ounce2 for the three month period ended September 30, 2020 was 2% higher than the same prior year period mainly due to lower grades, partially offset by lower depreciation. For the three month period ended September 30, 2020, total cash costs per ounce1 increased by 20% compared to the same prior year period, primarily due to the impact of lower grades and recovery. All-in sustaining costs per ounce1 decreased by 4%, reflecting lower minesite sustaining capital expenditures, partially offset by higher total cash costs per ounce1.

Capital expenditures for the three month period ended September 30, 2020, decreased by 50% compared to the same prior year period, mainly due to a decrease in capitalized stripping, underground development and underground mobile equipment purchases.

YTD Q3 2020 compared to YTD Q3 2019

Turquoise Ridge’s income for the nine month period ended September 30, 2020 reflects our 61.5% interest in Nevada Gold Mines and is inclusive of income from the Twin Creeks operations following the formation of Nevada Gold Mines on July 1, 2019. Income from Turquoise Ridge for the first six months of 2019 represents Barrick’s 75% share of the Turquoise Ridge operations. In addition to this impact, the Turquoise Ridge assets have been restated to fair market value as a consequence of the formation of NGM, which has resulted in a higher depreciation charge from July 1, 2019 onwards. Turquoise Ridge’s income for the nine month period ended September 30, 2020 was 8% higher than the same prior year period mainly due to the higher realized gold price1, partially offset by higher cost of sales per ounce2.

Gold production for the nine month period ended September 30, 2020 was 7% higher compared to the same prior year period, primarily due to the inclusion of Twin Creeks, partially offset by the reduction in Barrick’s interest in Turquoise Ridge from 75% to 61.5% from July 1, 2019.

Cost of sales per ounce2 for the nine month period ended September 30, 2020 was 34% higher than the same prior year period reflecting the higher total cash costs per ounce1 and the higher depreciation charge from July 1, 2019 following the restatement to fair value as described above. For the nine month period ended September 30, 2020, total cash costs per ounce1 increased by 26% compared to the same prior year period primarily due to the impact of lower grades and recovery. All-in sustaining costs per ounce1 increased by 15% compared to the same prior year period primarily reflecting higher total cash costs per ounce1 partially offset by lower minesite sustaining capital expenditures.

Capital expenditures for the nine month period ended September 30, 2020 decreased by 33% compared to the same prior year period mainly due to lower expenditure for minesite sustaining capital, including stripping, as well as project capital. Lower project capital expenditure is in line with the construction schedule of the Third Shaft, as the focus is currently on shaft sinking activities compared to the prior year period, with surface infrastructure now largely in place.

BARRICK THIRD QUARTER 2020	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Mines - Nevada Gold Mines

Summary of Operating and Financial Data						For the three months ended
	9/30/20					6/30/20
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]
Phoenix (61.5%)	30	1,773	520	659	4	35	1,726	725	957	8

Long Canyon (61.5%)	43	877	212	384	6	40	1,009	308	430	3

[a].

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

[b].	Includes both minesite sustaining and project capital expenditures.

Phoenix

Gold production in the third quarter of 2020 for Phoenix was 14% lower than the prior quarter mainly due to lower grade processed and lower recovery while mill throughput remained consistent with the prior quarter. Cost of sales per ounce2 in the third quarter of 2020 was 3% higher, mainly due to lower grades and recovery, partially offset by higher copper by-product credits. All-in sustaining costs per ounce1 were 31% lower than the previous quarter due to lower total cash costs per ounce1 and lower capital expenditures. Capital expenditures were 50% lower compared to the prior quarter, resulting from decreased capitalized stripping and lower capitalized drilling.

Long Canyon

Gold production for Long Canyon in the third quarter of 2020 was 8% higher compared to the second quarter of 2020, primarily due to a focus on leach cycle, carbon, and process solution management to drawdown pad inventory. This was combined with an increase in ore tonnes mined and placed on leach pads, with mining moving into the main part of the orebody in Cut 7.

Cost of sales per ounce2 in the third quarter of 2020 was 13% lower than the prior quarter, primarily due to the impact of higher sales volume. In the third quarter of 2020, all-in sustaining costs per ounce1 decreased by 11% compared to the prior quarter, also primarily due to higher ounces sold, partially offset by higher minesite sustaining capital expenditures. Capital expenditures increased by 100% compared to the prior quarter due to capitalized stripping of Cuts 8 and 10.

Permitting activities for the mine life extension has been temporarily paused. A review seeking to optimize the project, including water management, was initiated during the second quarter of 2020 and remains ongoing.

BARRICK THIRD QUARTER 2020	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pueblo Viejo (60% basis)a, Dominican Republic

Summary of Operating and Financial Data			For the three months ended			For the nine months ended
	9/30/20	6/30/20	% Change	9/30/19	% Change	9/30/20	9/30/19	% Change
Open pit tonnes mined (000s)	5,328	4,647	15%	5,817	(8)%	14,014	19,003	(26)%

Open pit ore	1,777	1,469	21%	1,767	1%	3,873	5,002	(23)%

Open pit waste	3,551	3,178	12%	4,050	(12)%	10,141	14,001	(28)%

Average grade (grams/tonne)

Open pit mined	2.61	2.53	3%	2.98	(13)%	2.51	2.66	(6)%

Processed	3.60	3.45	4%	4.05	(11)%	3.50	3.79	(8)%

Autoclave ore tonnes processed (000s)	1,281	1,088	18%	1,182	8%	3,841	3,700	4%

Recovery rate	89%	89%	0%	90%	(2)%	89%	89%	0%

Gold produced (000s oz)	129	111	16%	139	(7)%	383	411	(7)%

Gold sold (000s oz)	129	115	12%	136	(5)%	388	410	(5)%

Revenue ($ millions)	246	201	22%	213	15%	663	603	10%

Cost of sales ($ millions)	102	108	(6)%	109	(6)%	321	321	0%

Income ($ millions)	147	92	60%	104	41%	341	277	23%

EBITDA ($ millions)[b]	181	125	45%	133	36%	440	363	21%

EBITDA margin[b,c]	74%	62%	19%	62%	19%	66%	60%	10%

Capital expenditures ($ millions)	30	21	44%	16	88%	68	50	36%

Minesite sustaining	20	15	33%	16	25%	52	50	4%

Project	10	6	67%	0	100%	16	0	100%

Cost of sales ($/oz)	791	935	(15)%	807	(2)%	825	783	5%

Total cash costs ($/oz)[b]	450	579	(22)%	504	(11)%	508	492	3%

All-in sustaining costs ($/oz)[b]	609	720	(15)%	631	(3)%	648	623	4%

All-in costs ($/oz)[b]	697	763	(9)%	636	10%	694	632	10%

[a].	Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
[b].

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

[c].	Represents EBITDA divided by revenue.

Safety and Environment

There were zero LTIs during the quarter which resulted in an LTIFR of 0.00 per million hours worked versus one LTI (0.51 per million hours worked) in the previous quarter. The TRIFR for the quarter was 0.41 per million hours worked compared to 2.06 in the previous quarter. No Class 13 environmental incidents were reported during the quarter.

Financial Results

Q3 2020 compared to Q2 2020

Pueblo Viejo’s income for the third quarter of 2020 was 60% higher than the second quarter of 2020, due to higher sales volume, lower cost of sales per ounce2 and the higher realized gold price1.

Gold production for the third quarter of 2020 was 16% higher than the prior quarter due to the higher tonnes processed following our annual total plant shutdown in the second quarter of 2020.

Cost of sales per ounce2 and total cash costs per ounce1 for the third quarter of 2020 were 15% and 22% lower, respectively, than the prior quarter mainly as a result of higher production, and lower maintenance costs as the second quarter was impacted by costs associated with the total plant shutdown. This was partially offset by higher royalties resulting from the higher realized gold price1. For the third quarter of 2020, all-in sustaining costs per ounce1 decreased by 15%, mainly reflecting lower total cash costs per ounce1, partially offset by higher minesite sustaining capital expenditures.

Capital expenditures for the third quarter of 2020 increased by 44% compared to the prior quarter, primarily due to the increase in early works expenditures for the proposed plant and tailings expansion project, combined with higher sustaining capital expenditures including capitalized stripping. Expansion project expenditures were related mainly to deposits for long-lead, critical path equipment to expedite project completion.

Q3 2020 compared to Q3 2019

Pueblo Viejo’s income for the three month period ended September 30, 2020 was 41% higher than the same prior year period, driven by the higher realized gold price1 and lower costs of sales per ounce2, partially offset by lower sales volume.

Gold production for the three month period ended September 30, 2020 was 7% lower than the same prior year period, due to lower grades processed reflecting the planned mining sequence, partially offset by higher throughput.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended September 30, 2020 were 2% and 11% lower, respectively, than the same prior year period, as a result of lower diesel and gas prices as well as lower contractor and maintenance costs, partially offset by

BARRICK THIRD QUARTER 2020	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

the impact of lower grade and higher royalties driven by the higher realized gold price1. Cost of sales per ounce2 in the third quarter of 2020 was also impacted by higher depreciation, resulting from the impairment reversal recognized in the fourth quarter of 2019. Similarly, for the three month period ended September 30, 2020, all-in sustaining costs per ounce1 decreased by 3% compared to the same prior year period reflecting lower total cash costs per ounce1, partially offset by higher minesite sustaining capital expenditures.

Capital expenditures for the three month period ended September 30, 2020 increased by 88% compared to the same prior year period, primarily due to the commencement of early works expenditures for the proposed plant and tailings expansion project, combined with higher capitalized stripping costs.

YTD Q3 2020 compared to YTD Q3 2019

Pueblo Viejo’s income for the nine month period ended September 30, 2020 was 23% higher than the same prior year period, primarily due to the higher realized gold price1, partially offset by lower sales volumes and a higher cost of sales per ounce2.

Gold production for the nine month period ended September 30, 2020 was 7% lower than the same prior year period, primarily due to the lower grade processed resulting from a higher proportion of stockpile ore in the feed blend, combined with lower mined grade in accordance with the planned mining sequence.

Cost of sales per ounce2 and total cash costs per ounce1 for the nine month period ended September 30, 2020 were 5% and 3% higher, respectively, than the same prior year period, mainly due to the impact of lower grade, a higher realized gold price1 driving higher royalties and lower third-party power sales from our Quisqueya power plant. For the nine month period ended September 30, 2020, all-in sustaining costs per ounce1 increased by 4% compared to the same prior year period, primarily reflecting higher total cash costs per ounce1, combined with slightly higher minesite sustaining capital expenditures.

Capital expenditures for the nine month period ended September 30, 2020 increased by 36% compared to the same prior year period, primarily due to the commencement of early works expenditures for the proposed plant and tailings expansion project and higher capitalized stripping costs.

BARRICK THIRD QUARTER 2020	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

Loulo-Gounkoto (80% basis)a, Mali

Summary of Operating and Financial Data			For the three months ended			For the nine months ended
	9/30/20	6/30/20	% Change	9/30/19	% Change	9/30/20	9/30/19	% Change
Total tonnes mined (000s)	8,145	8,736	(7)%	8,115	0%	24,454	24,942	(2)%

Open pit ore	155	57	172%	286	(46)%	810	1,646	(51)%

Open pit waste	7,416	8,145	(9)%	7,244	2%	21,967	21,617	2%

Underground	574	534	7%	585	(2)%	1,677	1,679	0%

Average grade (grams/tonne)

Open pit mined	2.07	1.54	35%	4.06	(49)%	6.03	4.27	41%

Underground mined	4.48	4.21	7%	5.09	(12)%	4.29	4.51	(5)%

Processed	4.74	4.92	(4)%	5.14	(8)%	4.87	4.69	4%

Ore tonnes processed (000s)	1,004	972	3%	1,013	(1)%	2,957	3,059	(3)%

Recovery rate	90%	92%	(2)%	92%	(2)%	91%	93%	(2)%

Gold produced (000s oz)	139	141	(1)%	153	(9)%	421	428	(2)%

Gold sold (000s oz)	136	157	(14)%	155	(13)%	416	431	(3)%

Revenue ($ millions)	264	272	(3)%	230	15%	730	592	23%

Cost of sales ($ millions)	149	160	(7)%	159	(6)%	430	452	(5)%

Income ($ millions)	92	107	(14)%	64	44%	267	125	114%

EBITDA ($ millions)[b]	147	167	(12)%	125	18%	429	303	42%

EBITDA margin[b,c]	56%	61%	(8)%	54%	4%	59%	51%	15%

Capital expenditures ($ millions)	71	55	29%	49	45%	158	98	61%

Minesite sustaining	62	55	12%	49	26%	149	96	55%

Project	9	0	100%	0	100%	9	2	350%

Cost of sales ($/oz)	1,088	1,012	8%	1,018	7%	1,034	1,047	(1)%

Total cash costs ($/oz)[b]	682	639	7%	630	8%	646	635	2%

All-in sustaining costs ($/oz)[b]	1,161	1,030	13%	966	20%	1,031	875	18%

All-in costs ($/oz)[b]	1,229	1,030	19%	971	27%	1,053	880	20%

[a].

Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share, inclusive of the impact of the purchase price allocation resulting from the Merger.

[b].

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

[c].	Represents EBITDA divided by revenue.

Safety and Environment

There were zero LTIs recorded during the quarter which resulted in an LTIFR of 0.00 per million hours worked, in line with the previous quarter. The TRIFR was 1.02 per million hours worked, a decrease from the previous quarter of 1.41. No Class 13 environmental incidents occurred during the quarter.

Financial Results

Q3 2020 compared to Q2 2020

Loulo-Gounkoto’s income for the third quarter of 2020 was 14% lower than the second quarter of 2020, primarily due to decreased sales volume and a higher cost of sales per ounce2, partially offset by the higher realized gold price1.

Gold production for the third quarter of 2020 was 1% lower than the prior quarter mainly due to lower head grade and recovery, partially offset by higher throughput.

Cost of sales per ounce2 and total cash costs per ounce1 for the third quarter of 2020 were 8% and 7% higher, respectively, than the prior quarter, primarily due to the impact of lower grade and recovery and higher royalties as a result of the higher realized gold price1. For the third quarter of 2020, all-in sustaining costs per ounce1 increased by 13% compared to the prior quarter as a result of higher total cash costs per ounce1 and higher minesite sustaining capital expenditures.

Capital expenditures for the third quarter of 2020 increased by 29% compared to the prior quarter driven by both minesite sustaining capital and project capital expenditures. Higher minesite sustaining capital expenditures were mainly due to an increase in underground development at Loulo, partially offset by lower capitalized stripping at the Gounkoto open pit. Project capital expenditures in the current period relate to the Gounkoto underground expansion.

Q3 2020 compared to Q3 2019

Loulo-Gounkoto’s income for the third quarter of 2020 was 44% higher than the same prior year period, primarily due to the higher realized gold price1, partially offset by higher cost of sales per ounce2 and lower sales volume.

Gold production in the three month period ended September 30, 2020 was 9% lower compared to the same prior year period, primarily due to lower head grade, throughput and recovery.

Cost of sales per ounce2 and total cash costs per ounce1 for the third quarter of 2020 were 7% and 8% higher,

BARRICK THIRD QUARTER 2020	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

respectively, than the same prior year period primarily due to lower grade and recovery. For the third quarter of 2020, all-in sustaining costs per ounce1 increased by 20% compared to the same prior year period reflecting higher minesite sustaining capital expenditures and higher total cash costs per ounce1.

Capital expenditures in the three month period ended September 30, 2020 increased by 45% compared to the same prior year period driven by both minesite sustaining and project capital expenditures. Higher minesite sustaining capital expenditures were mainly due to higher capitalized stripping at the Gounkoto open pit and higher capitalized drilling. This was partially offset by lower underground development at the Yalea and Gara mines at Loulo. Project capital expenditures in the current period relate to the Gounkoto underground expansion.

YTD Q3 2020 compared to YTD Q3 2019

Loulo-Gounkoto’s income for the nine month period ended September 30, 2020 was 114% higher than the same prior year period, primarily due to the higher realized gold price1 and lower cost of sales per ounce2, partially offset by decreased sales volume.

Gold production in the nine month period ended September 30, 2020 was 2% lower compared to the same prior year period, primarily due to lower throughput and recovery, partially offset by the higher grade mined from Gounkoto open pit.

Cost of sales per ounce2 for the nine month period ended September 30, 2020 was 1% lower than the same prior year period primarily due to lower depreciation, largely offset by higher total cash costs per ounce1. Total cash costs per ounce1 for the nine month period ended September 30, 2020 was 2% higher than the same prior year period primarily due to lower throughput and recovery, partially offset by the higher grade processed. For the nine month period ended September 30, 2020, all-in sustaining costs per ounce1 increased by 18% compared to the same prior year period reflecting higher minesite sustaining capital expenditures and higher total cash costs per ounce1.

Capital expenditures in the nine month period ended September 30, 2020 increased by 61% compared to the same prior year period driven by both minesite sustaining and project capital expenditures. Higher minesite sustaining capital expenditures were mainly due to higher capitalized stripping at the Gounkoto open pit and other sustaining capital projects across the complex. Project capital expenditures in the current period relate to the Gounkoto underground expansion.

Regulatory Matters

On September 27, 2019, Mali adopted an ordinance introducing a new Mining Code of the Republic of Mali (the “2019 Mining Code”), which was ratified by the Malian National Assembly on April 28, 2020.    The 2019 Mining Code cancels and replaces Law No. 2012-015 dated February 27, 2012 (the “2012 Mining Code”) and governs the mining industry going forward. The implementation decree to the 2019 Mining Code has not yet been finalized.

Under the transitory provisions of the 2019 Mining Code, pre-existing mining titles and mining conventions in force remain valid for their remaining term and their holders continue to benefit from the stability of the tax and customs regime set out therein.

In addition, each of Loulo and Gounkoto (which together form Loulo-Gounkoto) and Morila have separate legally binding establishment conventions with the State of Mali, which guarantee the stability of the regime set out therein, govern applicable taxes and allow for international arbitration in the event of disputes. During the second quarter of 2020, an agreement was reached for a 15 year extension of the convention governing Loulo at its expiration in 2023.

Refer to note 17 of the Financial Statements for more information.

BARRICK THIRD QUARTER 2020	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

Kibali (45% basis)a, Democratic Republic of Congo

Summary of Operating and Financial Data			For the three months ended			For the nine months ended
	9/30/20	6/30/20	% Change	9/30/19	% Change	9/30/20	9/30/19	% Change
Total tonnes mined (000s)	3,405	3,253	5%	3,077	11%	9,834	9,177	7%

Open pit ore	380	316	20%	269	41%	1,072	1,347	(20)%

Open pit waste	2,569	2,507	2%	2,330	10%	7,409	6,534	13%

Underground	456	430	6%	478	(5)%	1,353	1,296	4%

Average grade (grams/tonne)

Open pit mined	2.40	1.97	22%	2.26	6%	2.17	2.35	(7)%

Underground mined	5.01	5.25	(5)%	5.17	(3)%	5.14	5.27	(3)%

Processed	3.67	3.68	0%	3.74	(2)%	3.71	3.84	(3)%

Ore tonnes processed (000s)	862	857	1%	852	1%	2,557	2,542	1%

Recovery rate	90%	89%	1%	88%	2%	89%	89%	0%

Gold produced (000s oz)	91	90	1%	91	0%	272	279	(2)%

Gold sold (000s oz)	91	96	(5)%	89	3%	275	274	0%

Revenue ($ millions)	176	164	7%	133	32%	480	375	28%

Cost of sales ($ millions)	99	101	(2)%	107	(7)%	293	297	(1)%

Income ($ millions)	74	64	16%	25	196%	186	78	138%

EBITDA ($ millions)[b]	117	106	10%	82	43%	312	222	41%

EBITDA margin[b,c]	66%	65%	2%	62%	6%	65%	59%	10%

Capital expenditures ($ millions)	14	10	40%	14	0%	39	34	15%

Minesite sustaining	14	9	56%	13	8%	38	32	19%

Project	0	1	(100)%	1	(100)%	1	2	(50)%

Cost of sales ($/oz)	1,088	1,067	2%	1,187	(8)%	1,067	1,081	(1)%

Total cash costs ($/oz)[b]	617	617	0%	554	11%	606	555	9%

All-in sustaining costs ($/oz)[b]	817	739	11%	703	16%	776	678	14%

All-in costs ($/oz)[b]	823	750	10%	717	15%	781	685	14%

a.

Barrick owns 45% of Kibali Goldmines SA (Kibali) with the Democratic Republic of Congo (“DRC”) and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali inclusive of the impact of the purchase price allocation resulting from the Merger.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

c.	Represents EBITDA divided by revenue.

Safety and Environment

Kibali recorded one LTI during the quarter, which resulted in an LTIFR of 0.33 per million hours worked, compared to none in the previous quarter. The TRIFR was 0.99 per million hours worked, an increase on the 0.87 achieved in the prior quarter. No Class 13 environmental incidents were recorded.

Financial Results

Q3 2020 compared to Q2 2020

Kibali’s income for the third quarter of 2020 was 16% higher than the second quarter of 2020, mainly due to the higher realized gold price1, partially offset by decreased sales volumes and higher cost of sales per ounce2.

Gold production for the third quarter of 2020 was 1% higher than the prior quarter, resulting from improved plant performance on throughput and recovery, while the grade processed remained in line with the prior quarter. Gold sales for the third quarter of 2020 were 5% lower than the prior quarter due to the timing of shipments.

Cost of sales per ounce2 for the third quarter of 2020 was 2% higher than the prior quarter as a result of increased depreciation charges, while total cash costs per ounce1, remained in line with the prior quarter.

For the third quarter of 2020, all-in sustaining costs per ounce1 increased by 11% compared to the prior quarter, due to increased minesite sustaining capital expenditures.

Capital expenditures for the third quarter of 2020 increased by 40% mainly due to increased spend on underground development and the timing of capital expenditures.

Q3 2020 compared to Q3 2019

Kibali’s income for the three month period ended September 30, 2020 was 196% higher than the third quarter of 2019, due to the higher realized gold price1, increased sales volumes, and lower cost of sales per ounce2.

Gold production in the three month period ended September 30, 2020 was in line with the same prior year period, as improved throughput and recovery was offset by lower grade processed due to lower grade mined from the underground in accordance with the mine plan.

Cost of sales per ounce2 for the three month period ended September 30, 2020 was 8% lower than the same prior year period, mainly due to lower depreciation partially offset by higher total cash costs per ounce1.Total cash costs per

BARRICK THIRD QUARTER 2020	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

ounce1 was 11% higher due to the lower grade processed, combined with increased labor and logistics charges as well as higher royalties resulting from the higher realized gold price1. For the three month period ended September 30, 2020, all-in sustaining costs per ounce1 were 16% higher compared to the same prior year period, mainly due to higher total cash costs per ounce1, and higher minesite sustaining capital expenditures in the current quarter, as a result of timing.

Capital expenditures for the three month period ended September 30, 2020 were overall in line with the third quarter of 2019.

YTD Q3 2020 compared to YTD Q3 2019

Kibali’s income for the nine month period ended September 30, 2020 was 138% higher than the same prior year period, due to the higher realized gold price1 and lower cost of sales per ounce2, while gold sales volume remained consistent with the same prior year period.

Gold production in the nine month period ended September 30, 2020 was 2% lower compared to the same prior year period, primarily due to the slightly lower grade processed in the current period, in line with the mine plan.

Cost of sales per ounce2 for the nine month period ended September 30, 2020 was 1% lower mainly due to decreased depreciation largely offset by higher total cash costs per ounce1. Total cash costs per ounce1 was 9% higher, resulting from the lower grade processed, in line with the mine plan, increased labor and logistics charges as well as higher royalties resulting from the higher realized gold price1. For the nine month period ended September 30, 2020, all-in sustaining costs per ounce1 were 14% higher compared to the same prior year period due to higher total cash costs per ounce1 and increased minesite sustaining capital expenditures.

Capital expenditures in the nine month period ended September 30, 2020 were 15% higher than the same prior year period, mainly due to higher capitalized stripping, additional capitalized drilling and slightly higher underground development spend.

BARRICK THIRD QUARTER 2020	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

Veladero (50% basis)a, Argentina

Summary of Operating and Financial Data			For the three months ended			For the nine months ended
	9/30/20	6/30/20	% Change	9/30/19	% Change	9/30/20	9/30/19	% Change
Open pit tonnes mined (000s)	6,930	5,015	38%	9,449	(27)%	20,225	26,481	(24)%

Open pit ore	3,385	2,630	29%	3,909	(13)%	9,886	11,220	(12)%

Open pit waste	3,545	2,385	49%	5,540	(36)%	10,339	15,261	(32)%

Average grade (grams/tonne)

Open pit mined	0.76	0.89	(15)%	0.68	12%	0.79	0.67	17%

Processed	0.79	0.93	(15)%	0.74	6%	0.83	0.75	11%

Heap leach ore tonnes processed (000s)	3,189	2,609	22%	3,463	(8)%	9,041	9,707	(7)%

Gold produced (000s oz)	44	49	(10)%	58	(24)%	168	203	(17)%

Gold sold (000s oz)	43	35	22%	59	(28)%	135	201	(33)%

Revenue ($ millions)	82	62	32%	89	(8%)	234	280	(16)%

Cost of sales ($ millions)	49	43	14%	72	(32)%	159	241	(34)%

Income ($ millions)	30	16	88%	14	114%	70	36	94%

EBITDA ($ millions)[b]	47	29	62%	39	21%	122	122	0%

EBITDA margin[b,c]	57%	47%	21%	44%	30%	52%	44%	18%

Capital expenditures ($ millions)	18	20	(10)%	19	(5)%	78	78	0%

Minesite sustaining	18	20	(10)%	19	(5)%	63	63	0%

Project	0	0	0%	0	0%	15	15	0%

Cost of sales ($/oz)	1,136	1,228	(7)%	1,243	(9)%	1,180	1,206	(2)%

Total cash costs ($/oz)[b]	708	801	(12)%	773	(8)%	766	742	3%

All-in sustaining costs ($/oz)[b]	1,159	1,383	(16)%	1,142	1%	1,263	1,093	16%

All-in costs ($/oz)[b]	1,159	1,383	(16)%	1,142	1%	1,376	1,169	18%

a.

Barrick owns 50% of Veladero with our joint venture partner, Shandong Gold, owning the remaining 50%. Veladero is proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table and the discussion that follows are based on our 50% interest in Veladero inclusive of the impact of remeasurement of our interest in Veladero following the disposal of a 50% interest on June 30, 2017.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

c.	Represents EBITDA divided by revenue.

Safety and Environment

Veladero had 2 LTIs during the quarter, resulting in an LTIFR of 0.99 per million hours worked versus 0.00 in the previous quarter. The TRIFR for the quarter was 0.99 per million hours worked, an increase on the 0.48 achieved in the previous quarter. Management continues to focus on contractor management as a key area to improve safety performance. No Class 13 environmental incidents occurred during the quarter.

Minera Andina del Sol SRL (“MAS”), the joint venture company that operates the Veladero mine, is the subject of various regulatory proceedings related to operational incidents occurring in March 2017, September 2016 and September 2015. Refer to note 17 to the Financial Statements for more information regarding these and related matters.

Financial Results

Q3 2020 compared to Q2 2020

Veladero’s income for the third quarter of 2020 was 88% higher than the second quarter of 2020 primarily due to higher sales volume, the higher realized gold price1, and lower cost of sales per ounce2.

Gold production in the third quarter of 2020 was 10% lower than the prior quarter due to the lower grade of ore stacked during the current quarter, a continuation of severe winter weather conditions into July 2020 and the temporary cessation of irrigation on Phases 4B/5B for upgrades to the solution collection system.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2020 decreased by 7% and 12%, respectively, mainly due to the impact of higher ounces sold and higher silver by-product credits. In the third quarter of 2020, all-in sustaining costs per ounce1 decreased by 16% compared to the prior quarter, due to lower total cash costs per ounce1 and lower minesite sustaining capital expenditures.

Capital expenditures were 10% lower compared to the previous quarter, mainly due to the demobilization of contractors working on capital projects for the leach pad expansion phases in accordance with the government’s Covid-19 response. In September 2020, these contractors started remobilizing to site and, accordingly, expenditures are expected to increase in the fourth quarter of 2020. We continue to expect completion of the Phase 6 leach pad expansion in the first half of 2021.

Q3 2020 compared to Q3 2019

Veladero’s income for the three month period ended September 30, 2020 was 114% higher compared to the same prior year period, due to the higher realized gold price1 and lower cost of sales per ounce2, partially offset by lower sales volume.

BARRICK THIRD QUARTER 2020	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold production for the three month period ended September 30, 2020 was 24% lower than the same prior year period, primarily due to a decrease in fresh ore stacked on the leach pad from quarantine and movement restrictions implemented by the national government of Argentina in response to Covid-19 and the temporary cessation of irrigation on Phases 4B/5B for upgrades to the solution collection system. This was partially offset by the higher grade of ore stacked.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended September 30, 2020 were 9% and 8% lower, respectively, than the same prior year period, mainly due to a lower fuel price and a weaker Argentine peso, partially offset by the impact of lower ounces sold as well as higher export duties and royalties in the current quarter. For the three month period ended September 30, 2020, all-in sustaining costs per ounce1 increased by 1% compared to the same prior year period, mainly due to higher minesite sustaining capital expenditures on a per ounce basis, largely offset by lower total cash costs per ounce1.

Capital expenditures for the three month period ended September 30, 2020 were 5% lower than the same prior year period, mainly due to a decrease in construction activities related to leach pad expansion phases during the current quarter as described above..

YTD Q3 2020 compared to YTD Q3 2019

Veladero’s income for the nine month period ended September 30, 2020 was 94% higher than the same prior year period, primarily due to the higher realized gold price1 and lower cost of sales per ounce2, partially offset by lower sales volumes.

Gold production for the nine month period ended September 30, 2020 was 17% lower than the same prior year period, primarily due to lower volumes of ore stacked on the leach pad as a result of the suspension of mining operations in March 2020, the impact of movement and social distancing restrictions on the restart of mining activities in April as well as the temporary cessation of irrigation on Phases 4B/5B as described above. This was partially offset by higher ore grades stacked.

Cost of sales per ounce2 for the nine month period ended September 30, 2020 was 2% lower than the same prior year period due to lower depreciation partially offset by higher total cash costs per ounce1. Total cash costs per ounce1 for the nine month period ended September 30, 2020 was 3% higher than the same prior year period due to the impact of lower gold sales volume as well as higher export duties and royalties, partially offset by a lower fuel price and a weaker Argentine peso. For the nine month period ended September 30, 2020, all-in sustaining costs per ounce1 increased by 16% compared to the same prior year period, mainly attributed to higher minesite sustaining capital expenditures on a per ounce basis, combined with higher total cash costs per ounce1.

Capital expenditures for the nine month period ended September 30, 2020 was largely in line with the same prior year period.

Regulatory Matters

On December 23, 2019, the Argentine Congress enacted an emergency law reducing the rate for mining export duties to 8% from 12%. This emergency law was not in force during the first quarter of 2020 and exports of doré from Veladero during this period were subject to the higher 12% rate. Following the issuance of a legal injunction in favor of Veladero in March 2020, the reduced rate of 8% was applied to some doré shipments in the second quarter of 2020.

The Argentine Tax Authority appealed the March 2020 ruling and has continued to challenge the application of the reduced 8% rate. As a result, the majority of Veladero’s shipments of doré during the third quarter of 2020 were subject to the higher 12% rate.

On October 2, 2020, the Argentine government issued a new decree that established the rate for mining export duties at 8% from October 3, 2020 until December 31, 2021. Veladero has initiated legal actions to clarify that the lower 8% rate should apply to all doré shipments from December 23, 2019, when the emergency law was enacted.

On September 1, 2019, the Argentine government issued Decree 609/2019 announcing currency restrictions in Argentina (the “Decree”). Subsequently, the Central Bank of Argentina issued Communication “A” 6770 complementing the Decree. As a result, all export proceeds are required to be converted into Argentine pesos. Dividend distributions and payments to foreign suppliers now require specific authorizations from the Central Bank. These currency restrictions have had limited impact on mining operations to date but we continue to optimize the timing of our gold sales to minimize our exposure to currency devaluation, while advancing constructive discussions with the Central Bank on our rights to repatriate profits.

BARRICK THIRD QUARTER 2020	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

Porgera (47.5% basis)a, Papua New Guinea

Summary of Operating and Financial Data			For the three months ended			For the nine months ended
	9/30/2020[b]	6/30/20	% Change	9/30/19	% Change	9/30/20	9/30/19	% Change
Total tonnes mined (000s)	—	654		3,657		3,463	10,276	(66)%

Open pit ore	—	143		495		570	1,316	(57)%

Open pit waste	—	452		2,914		2,622	8,282	(68)%

Underground	—	59		248		271	678	(60)%

Average grade (grams/tonne)

Open pit mined	—	1.75		2.07		1.72	1.86	(8)%

Underground mined	—	5.40		5.88		5.72	6.22	(8)%

Processed	—	3.16		3.33		3.01	3.26	(8)%

Autoclave ore tonnes processed (000s)	—	200		705		936	1,935	(52)%

Recovery rate	—	91%		90%		90%	90%	0%

Gold produced (000s oz)	—	24		75		86	202	(57)%

Gold sold (000s oz)	—	24		75		87	203	(57)%

Revenue ($ millions)	—	39		111		140	280	(50)%

Cost of sales ($ millions)	5	26	(81)%	76	(93)%	101	209	(52)%

Income/(loss) ($ millions)	(17)	(13)	31%	33	(152)%	(1)	67	(101)%

EBITDA ($ millions)[c]	(13)	(7)	86%	44	(130)%	19	97	(80)%

EBITDA margin[c,d]	—	(18)%		40%		14%	35%	(61)%

Capital expenditures ($ millions)	1	2	(50)%	14	(93)%	11	34	(68)%

Minesite sustaining	1	2	(50)%	14	(93)%	11	34	(68)%

Project	0	0	0%	0	0%	0	0	0%

Cost of sales ($/oz)	—	1,141		1,024		1,168	1,029	14%

Total cash costs ($/oz)[c]	—	875		868		925	871	6%

All-in sustaining costs ($/oz)[c]	—	1,046		1,053		1,102	1,047	5%

All-in costs ($/oz)[c]	—	1,046		1,053		1,102	1,047	5%

[a].

Barrick owns 47.5% of Porgera with our joint venture partners, Zijin Mining and Mineral Resources Enga, owning the remaining 47.5% and 5%, respectively. Porgera is proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table and the discussion that follows are based on our 47.5% interest in Porgera.

b.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.
c.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

d.	Represents EBITDA divided by revenue.

Safety and Environment

There were zero LTIs and no reportable incidents at Porgera during the quarter. No Class 13 environmental incidents occurred during the quarter.

Financial Results

On April 25, 2020, Porgera was placed on care and maintenance after the Government of Papua New Guinea communicated on April 24, 2020 that the SML would not be extended. Refer to the section below for further details. This has had a significant negative impact on Porgera’s financial results for the third quarter of 2020 and nine month period ended September 30, 2020

Q3 2020 compared to Q2 2020

As Porgera was only operational for approximately one month in the second quarter of 2020 and has been on care and maintenance since April 25, 2020, no analysis of this comparison has been provided as it would not be meaningful. The loss of $17 million in the third quarter of 2020 mainly relates to care and maintenance costs as well as continued depreciation of certain assets.

Q3 2020 compared to Q3 2019

As Porgera was placed on care and maintenance on April 25, 2020, no analysis of this comparison has been provided as it would not be meaningful.    The loss of $17 million in the third quarter of 2020 mainly relates to care and maintenance costs as well as continued depreciation of certain assets.

YTD Q3 2020 compared to YTD Q3 2019

Porgera recorded a loss of $1 million for the nine month period ended September 30, 2020 compared to income of $67 million for the same prior year period primarily due to the mine being placed on care and maintenance on April 25, 2020.

Gold production for the nine month period ended September 30, 2020 was 57% lower than the same prior year period, primarily due to the mine being placed on care and maintenance on April 25, 2020.

For the nine month period ended September 30, 2020, cost of sales per ounce2 and total cash costs per ounce1 increased by 14% and 6%, respectively, mainly due to the cessation of all mining activity after April 24, 2020 and the mine being placed on care and maintenance. Cost of sales

BARRICK THIRD QUARTER 2020	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

per ounce2 increased compared to the same prior year period due to continued straight-line depreciation despite lower production. All-in sustaining costs per ounce1 for the nine month period ended September 30, 2020 increased by 5% compared to the same prior year period, mainly due to the increase in total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures.

For the nine month period ended September 30, 2020, capital expenditures decreased by 68% compared to the same prior year period as a result of the mine being placed on care and maintenance.

Porgera Special Mining Lease Extension

Porgera’s SML terminated on August 16, 2019. The Company applied for a 20-year extension of the SML in June 2017 and has been engaging with the Government of Papua New Guinea on this matter since then. On August 2, 2019, the National Court of Papua New Guinea ruled that the provisions of the country’s 1992 Mining Act applied to the Porgera gold mine, thus allowing it to continue operating while the application to extend its SML was being considered. Also in 2019, in response to a request from Papua New Guinea Prime Minister Marape, the Company proposed a benefit-sharing arrangement that would deliver more than half the economic benefits from the Porgera mine to Papua New Guinea stakeholders, including the Government, for the remainder of the life of mine, estimated at 20 years.

On April 24, 2020, BNL, the majority owner and operator of the Porgera joint venture, received a communication from the Government of Papua New Guinea that the SML would not be extended. The Company believes the Government’s decision not to extend the SML is tantamount to nationalization without due process and in violation of the Government’s legal obligations to BNL. The Company has been engaged in ongoing discussions with Prime Minister Marape and his Government in light of the potentially catastrophic impact of this decision for the communities at Porgera and in Enga Province, and for the country as a whole. On October 15, 2020, BNL and the Prime Minister Marape issued a joint press release indicating that they had productive discussions toward mutually acceptable arrangements for a new Porgera partnership to reopen and operate the mine going forward. It further indicated that the parties had agreed in principle that Papua New Guinea will take a major share of equity under the new arrangements and BNL will retain operatorship and there will be a fair sharing of the economic benefits. Efforts to reach a memorandum of agreement to make these concepts and additional points binding are underway. In the meantime, all legal proceedings continue as discussed below.

BNL has been pursuing and will pursue all legal avenues to challenge the Government’s decision and to recover any damages that BNL may suffer as a result of the Government’s decision. Based on the communication received from the Government of Papua New Guinea that the SML would not be extended, Porgera was placed on temporary care and maintenance on April 25, 2020 to ensure the safety and security of our employees and communities. BNL remains in possession of the mine to conduct care and maintenance pursuant to various court orders.

On April 28, 2020, BNL filed a Judicial Review action against the Government of Papua New Guinea in the Papua New Guinea National Court of Justice. Judicial Review is a proceeding that challenges the procedural and constitutional adequacy of government administrative actions. The Judicial Review action seeks to quash the decision not to extend the SML on the grounds that the Government did not comply with the applicable legal standards and processes.

Trial was set to commence in the Judicial Review action on August 12, 2020. BNL sought leave to appeal two procedural rulings of the National Court that would affect the trial to the Supreme Court of Papua New Guinea. The Government of Papua New Guinea then asked the National Court to dismiss the Judicial Review action on purely procedural grounds. On September 1, 2020, the Court granted the Government’s request and dismissed the Judicial Review action. BNL appealed that decision to the Supreme Court on September 8, 2020.

On October 1 and 6, 2020, the Supreme Court reversed the National Court’s decision and granted BNL’s appeals of the two procedural rulings. The Supreme Court has not yet heard BNL’s appeal of the National Court’s dismissal of the Judicial Review action.

On August 25, 2020, the Government of Papua New Guinea purported to grant a new special mining lease covering the Porgera Mine to Kumul, the state-owned mining company. BNL immediately took administrative steps seeking to force the Government of Papua New Guinea to delay or withdraw the issuance of the special mining lease to Kumul. These administrative steps were not successful and on September 24, 2020, BNL commenced another Judicial Review action seeking to quash the decision to issue the special mining lease to Kumul.

On July 9, 2020, BNL initiated conciliation proceedings before the ICSID. Through this conciliation, BNL seeks to reach an agreement for the extension of the SML on terms that will be mutually beneficial to the Company and to all Papua New Guinea stakeholders.

Simultaneously with BNL initiating the conciliation proceedings, Barrick PD, the Company’s subsidiary and an investor in the Porgera mine, has given notice to the Government of Papua New Guinea that a dispute has arisen under the BIT between Papua New Guinea and Australia, and has referred the dispute to arbitration before the ICSID. Barrick PD seeks to recover damages it has already suffered and damages it may suffer in the future by virtue of the Government’s wrongful refusal to grant an extension of the SML. The dispute notice expressly invites the Government to engage in consultations and negotiations in an attempt to resolve the investment treaty dispute.

Our priority remains the health and safety of all our employees and community stakeholders. Due to the uncertainty related to the timing and scope of future developments on the mine’s operating outlook, we have withdrawn our full year 2020 guidance for Porgera. As this is a rapidly evolving situation, we will reassess on an

BARRICK THIRD QUARTER 2020	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

ongoing basis and provide further updates in due course, while maintaining operational readiness.

Porgera Tax Audits

In April 2020, BNL received a position paper from the Internal Revenue Commission (“IRC”) in Papua New Guinea asserting various proposed adjustments and other tax liabilities amounting to $191 million (not including penalties) arising from tax audits of BNL conducted for 2006 through 2015. BNL responded to the position paper on June 30, 2020. On October 2, 2020, BNL received amended assessments from the IRC which increased the amount of proposed adjustments and other taxes to $516 million (including penalties). The Company has reviewed the amended assessments and concluded that, except for certain immaterial items for which a provision had already been made, there is no merit to the IRC’s tax audit adjustments and further that the assessments do not align with Papua New Guinea tax laws and are inconsistent with the way other mining companies have been treated.

The Company intends to defend its position vigorously.

BARRICK THIRD QUARTER 2020	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

North Mara (84% basis)a, Tanzania

Summary of Operating and Financial Data				For the three months ended			For the nine months ended
	9/30/20		6/30/20	% Change	9/30/19	% Change	9/30/20	9/30/19	% Change

Total tonnes mined (000s)	247		766	(68)%	1,781	(86)%	3,462	6,858	(50)%

Open pit ore		n/a	326	n/a	667	n/a	1,484	2,134	(30)%

Open pit waste		n/a	204	n/a	970	n/a	1,197	4,242	(72)%

Underground	247		236	5%	144	72%	781	482	62%

Average grade (grams/tonne)

Open pit mined		n/a	2.53	n/a	1.89	n/a	2.14	1.99	8%

Underground mined	5.13		9.95	(48)%	6.87	(25)%	6.28	7.64	(18)%

Processed	3.59		3.75	(4)%	5.58	(36)%	3.59	4.39	(18)%

Ore tonnes processed (000s)	622		611	2%	172	262%	1,869	1,117	67%

Recovery rate	93%		93%	0%	94%	(1)%	93%	94%	(1)%

Gold produced (000s oz)	67		68	(1)%	29	131%	200	148	35%

Gold sold (000s oz)	69		67	3%	36	91%	206	145	42%

Revenue ($ millions)	132		117	13%	56	137%	360	198	82%

Cost of sales ($ millions)	61		71	(14)%	34	80%	198	132	50%

Income ($ millions)	72		44	63%	20	260%	165	60	175%

EBITDA ($ millions)[b]	89		65	36%	31	187%	224	100	125%

EBITDA margin[b,c]	67%		56%	20%	56%	20%	62%	50%	24%

Capital expenditures ($ millions)	17		30	(43)%	9	89%	60	26	131%

Minesite sustaining	6		29	(79)%	8	(25)%	46	21	119%

Project	11		1	1,000%	1	1,000%	14	5	180%

Cost of sales ($/oz)	903		1,040	(13)%	907	0%	967	905	7%

Total cash costs ($/oz)[b]	649		724	(10)%	603	8%	673	625	8%

All-in sustaining costs ($/oz)[b]	758		1,166	(35)%	850	(11)%	911	782	16%

All-in costs ($/oz)[b]	912		1,195	(24)%	886	3%	979	815	20%

a.

Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. The results are on a 63.9% basis until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience), on a 100% basis from October 1, 2019 to December 31, 2019 and on a 84% basis starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

c.	Represents EBITDA divided by revenue.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. Effective January 1, 2020, the GoT received a free carried shareholding of 16% in each of the Tanzania mines (Bulyanhulu, Buzwagi and North Mara), a 16% interest in the shareholder loans owed by the operating companies and will receive half of the economic benefits from the Tanzanian operations in the form of taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga will provide management services to the mines.

Safety and Environment

There were two LTIs recorded at North Mara during the quarter, which resulted in an LTIFR of 1.14 per million hours worked versus 0.00 in the previous quarter. The TRIFR was 3.42 per million hours worked, which is an increase from the 0.10 recorded in the previous quarter. To address these issues, an action plan was put in place with weekly follow up reviews by regional management. No Class 13 environmental incidents occurred during the quarter.

Financial Results

Q3 2020 compared to Q2 2020

North Mara’s income for the third quarter of 2020 was 63% higher than the second quarter of 2020 due to the higher realized gold price1, lower cost of sales per ounce2, and slightly higher sales volumes as a result of the timing of gold shipments.

In the third quarter of 2020, gold production was 1% lower than the prior quarter. This was primarily due to lower grade processed resulting from blending stockpiled material to supplement underground fresh ore feed. Partially offsetting the grade impact, throughput was 2% higher in the current quarter reflecting ongoing mill optimization initiatives. Significant improvements have been made in the underground mine since the temporary cessation of open pit mining in the previous quarter. Over the near-to-medium term, we expect North Mara to continue exclusively as an underground mine, supplemented with stockpiled material. Following the completion of the Acacia transaction in the third quarter of 2019, we have been re-evaluating the mine sequencing at North Mara and implementing other

BARRICK THIRD QUARTER 2020	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

improvements to the mine plan in preparation for an optimized restart of open pit mining.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2020 were 13% and 10% lower, respectively, due to lower direct mining costs resulting from continuous optimization and improvement of the underground mine after the transition to an exclusively underground operation following the temporary cessation of open pit mining. The previous quarter also included one-time, non-recurring costs related to this transition. All-in sustaining costs per ounce1 in the third quarter of 2020 was 35% lower than the prior quarter, mainly due to lower total cash costs per ounce1 and lower minesite sustaining capital expenditures.

Capital expenditures in the third quarter of 2020 were 43% lower than the second quarter mainly due to a decrease in minesite sustaining capital expenditures, partially offset by an increase in project capital expenditures. Minesite sustaining capital expenditures decreased following the completion of the initial phase of land acquisitions in the prior quarter. Higher project capital expenditures were driven by our investment in ongoing water management initiatives, which is expected to continue into the first quarter of 2021. We expect capital investment to reduce over time as legacy issues in Tanzania inherited from Acacia are addressed.

Q3 2020 compared to Q3 2019

North Mara’s income for the three month period ending September 30, 2020 was 260% higher than the same prior year period, mainly due to higher sales volumes as the July 2019 Prohibition Notice resulted in the closure of the tailings storage facility and the shutdown of the processing plant in the third quarter of 2019. The higher realized gold price1 and slightly lower cost of sales per ounce2 was also a driver of higher income. This was further impacted by the change in our percentage ownership from 63.9% in the same prior year period to 84% in the current period.

For the three month period ended September 30, 2020, gold production was 131% higher than the same prior year period mainly due to the impact of the July 2019 Prohibition Notice issued in the same prior year period and the change in our percentage ownership as described above.

Cost of sales per ounce2 in the three month period ending September 30, 2020 was in line with the same prior year period with lower depreciation offset by higher total cash costs per ounce1. Total cash costs per ounce1 in the three month period ending September 30, 2020 was 8% higher than the same prior year period reflecting lower grade processed, partially offset by non-recurring costs related to the July 2019 Prohibition Notice incurred in the same prior year period. All-in sustaining costs per ounce1 in the third quarter of 2020 was 11% lower than the same prior year period mainly due to lower minesite sustaining capital expenditures on a per ounce basis, partially offset by higher total cash costs per ounce1.

For the three month period ending September 30, 2020, capital expenditures increased by 89% compared to the same prior year period due to higher project capital expenditures related to our investment in ongoing water management initiatives.

YTD Q3 2020 compared to YTD Q3 2019

North Mara’s income for the nine month period ending September 30, 2020 was 175% higher than the same prior year period, mainly due to the higher realized gold price1 and higher sales volumes as a result of the impact of the July 2019 Prohibition Notice as described above. This was further impacted by the change in our percentage ownership from 63.9% in the same prior year period to 84% in the current period. These factors were offset by higher cost of sales per ounce2.

For the nine month period ending September 30, 2020, gold production was 35% higher than the same prior year period, mainly due to the increase in our ownership interest and the impact of the July 2019 Prohibition Notice occurring in the same prior year period as described above. Partially offsetting these impacts, grade processed was lower in the current period following mine plan re-sequencing to ensure a relatively consistent feed grade over the life of mine, compared to the variability of the previous mine plan. Production was also impacted by the temporary cessation of open pit mining in the current period, which resulted in an increased proportion of stockpiled material processed to supplement underground ore feed.

Cost of sales per ounce2 and total cash costs per ounce1 in the nine month period ending September 30, 2020 were 7% and 8% higher, respectively, than the same prior year period. This primarily reflected lower grade processed, combined with higher direct mining costs from the transition to an exclusively underground operation following the temporary cessation of open pit mining, as well as the additional costs related to this transition. This was partially offset by non-recurring costs related to the July 2019 Prohibition Notice occurring in the same prior year period. All-in sustaining costs per ounce1 for the nine month period ending September 30, 2020 was 16% higher than the same prior year period mainly due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures.

For the nine month period ending September 30, 2020, capital expenditures increased by 131% compared to the same prior year period, primarily due to the increase in our ownership interest as described above and our investment in the tailings storage facility, other water management initiatives and land acquisitions. We expect this capital investment to reduce over time as these legacy issues inherited from Acacia are addressed.

BARRICK THIRD QUARTER 2020	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Mines - Gold

Summary of Operating and Financial Data						For the three months ended
			9/30/20					6/30/20
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]
Tongon (89.7%)	64	1,329	731	777	2	64	1,275	688	745	2

Hemlo	55	1,257	1,099	1,497	21	54	1,268	1,080	1,456	19

Buzwagi (84%)[c]	21	907	687	693	0	20	909	751	770	1

Bulyanhulu (84%)[c]	7	1,502	874	913	17	7	1,658	950	1,014	8

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

b.	Includes both minesite sustaining and project capital expenditures.
c.

Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. The results are on an 84% basis starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective.

Tongon (89.7% basis), Côte d’Ivoire

Gold production for Tongon in the third quarter of 2020 was in line with the prior quarter. Cost of sales per ounce2 in the third quarter of 2020 was 4% higher than the prior quarter as a result of higher total cash costs per ounce1, partially offset by lower depreciation. The increase in total cash costs per ounce1 was primarily driven by higher processing and mining costs. All-in sustaining costs per ounce1 in the third quarter of 2020 increased by 4%, reflecting the increase in total cash costs per ounce1, while minesite sustaining capital was in line with the prior quarter.

Hemlo, Ontario, Canada

Hemlo’s gold production in the third quarter of 2020 was 2% higher than the prior quarter due to higher throughput. Cost of sales per ounce2 in the third quarter of 2020 was 1% lower than the prior quarter mainly due to lower depreciation, partially offset by higher total cash costs per ounce1. Total cash costs per ounce1 was 2% higher than the prior quarter primarily due to higher underground operating costs. In the third quarter of 2020, all-in sustaining costs per ounce1 increased by 3% compared to the prior quarter reflecting the increase in total cash costs per ounce1, combined with higher minesite sustaining capital expenditures.

Production at Hemlo remains on track to achieve 2020 guidance. Costs are trending above guidance for 2020, partially due to an increase in royalty expense from the higher realized gold price1 and mining in underground zones that incur a higher NPI royalty burden. As previously reported, our year-to-date costs have also been impacted by a delay in our new underground contractor arriving at site due to quarantine and movement restrictions in response to the Covid-19 pandemic. This temporarily delayed the ramp-up of underground development, resulting in an increased proportion of higher-cost open pit stockpiled material processed at the mill.

By August 2020, the new contractor had fully mobilized to site to advance the ramp-up of underground operations, including the commencement during the third quarter of 2020 of a new portal to access the Upper C Zone. The new portal will improve operational flexibility by providing access to new mining fronts as well as increase underground throughput from current levels. Open pit mining activities at

Hemlo remain on schedule to wind down during the fourth quarter of 2020.

Buzwagi, Tanzania

Gold production for Buzwagi in the third quarter of 2020 was 5% higher compared to the second quarter of 2020, as a result of higher throughput following the two maintenance events which occurred in the prior quarter. This was partially offset by lower grades and recoveries. Cost of sales per ounce2 remained relatively consistent with the prior quarter reflecting the sale of the remainder of the stockpiled concentrate. Total cash costs per ounce1 was 9% lower compared to the prior quarter mainly due to higher copper and silver by-product credits. This was partially offset by increased royalties resulting from the higher realized gold price1. All-in sustaining costs per ounce1 in the third quarter decreased by 10% mainly due to lower total cash costs per ounce1.

Bulyanhulu, Tanzania

Gold production for Bulyanhulu in the third quarter of 2020 was in line with the second quarter of 2020. Cost of sales per ounce2 in the third quarter of 2020 was 9% lower than the prior quarter. Relative to the gold produced in the current quarter, the remaining stockpile concentrate sold had a lower depreciation cost per ounce and a higher total cash costs per ounce1. Total cash costs per ounce1 was 8% lower than the prior quarter as higher copper and silver by-product credits outweighed the impact of the sale of stockpiled concentrate. All-in sustaining costs per ounce1 was 10% lower than the prior quarter, primarily due to lower total cash costs per ounce1.

Bulyanhulu resumed underground mining operations near the end of the third quarter of 2020, with the first development fronts now advanced. Processing of fresh underground ore is on track for the end of 2020. The overall Bulyanhulu re-start project is on schedule and on budget.

BARRICK THIRD QUARTER 2020	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Mines - Copper

Summary of Operating and Financial Data					For the three months ended
			9/30/20				6/30/20
	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend- itures[b]	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend- itures[b]
Lumwana	62	2.06	1.49	2.58	63	72	2.06	1.55	2.27	40

Zaldĺvar (50%)	24	2.20	1.64	2.27	17	28	2.52	1.79	2.09	13

Jabal Sayid (50%)	17	1.43	1.14	1.17	0	20	1.41	1.14	1.41	5

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

b.	Includes both minesite sustaining and project capital expenditures.

Lumwana, Zambia

Copper production for Lumwana in the third quarter of 2020 was 14% lower than the prior quarter mainly as a result of decreased throughput stemming from plant maintenance. Cost of sales per pound2 in the third quarter of 2020 was in line with the previous quarter as higher depreciation was offset by lower C1 cash costs per pound1. C1 cash costs per pound1 were lower compared to the prior quarter as a result of increased capitalized stripping. Higher levels of stripping is expected to continue into the fourth quarter of 2020, in line with the mineplan. In the third quarter of 2020, all-in sustaining costs per pound1 increased by 14% from the previous quarter, driven by increased capitalized stripping and the timing of capital spend.

Zaldívar (50% basis), Chile

Copper production for Zaldívar in the third quarter of 2020 was 12% lower than the prior quarter mainly as a result of lower heap leach tonnes stacked, partially offset by higher grades and higher dump leach tonnes placed. The new 100% renewable energy contract became effective in the third quarter of 2020 and as a result, cost of sales per pound2 and C1 cash costs per pound1 were 13% and 8% lower, respectively, than the prior quarter primarily due to lower energy costs, as well as lower acid prices. All-in sustaining costs per pound1 increased by 9% compared to the prior quarter primarily due to higher minesite sustaining capital expenditures, including capitalized waste stripping.

Jabal Sayid (50% basis), Saudi Arabia

Jabal Sayid’s copper production in the third quarter of 2020 was 15% lower than the prior quarter, due to lower throughput as a result of plant maintenance. This was combined with slightly lower feed grade, in line with the mine plan. Cost of sales per pound2 and C1 cash costs per pound1 in the third quarter of 2020 were relatively consistent with the prior quarter, as lower processed grade and increased processing costs were offset by higher gold by-product credits. All-in sustaining costs per pound1 in the third quarter of 2020 decreased by 17% compared to the prior quarter as the majority of spend on electrical infrastructure is now complete.

BARRICK THIRD QUARTER 2020	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

Growth Project Updates

Goldrush Complex, Nevada, USA

At the Goldrush Complex, drilling operations continue at both Goldrush and Fourmile (Fourmile is currently not included in the Nevada Gold Mines joint venture with Newmont, but may be contributed if certain criteria are met in the future). The main objectives of this drilling program remain orebody definition, testing of orebody continuity, inferred resource growth and exploration upside definition.

Construction of the twin exploration declines at Goldrush continues to progress ahead of schedule. Contractor development is now complete (from 88% at the end of the second quarter of 2020). Accordingly, the handover from contractor to owner development will commence in the fourth quarter of 2020 and will include a one-month overlap period to ensure an effective transition. Equipment necessary for owner development began arriving on site in the third quarter of 2020. All remaining equipment to be delivered as well as personnel mobilization is on track for the handover.

During 2021, underground development and exploration will continue at Goldrush. First ore will be exposed in the first half of 2021 as part of ongoing exploration and development activities, in line with previous guidance. Activities in 2021 will focus on verifying geological, geotechnical and geohydrological models developed for the feasibility study until the Record of Decision (“ROD”) is received. Following receipt of the ROD, construction of infrastructure to allow us to ramp-up production activities will commence.

As of September 30, 2020, we have spent $199 million (including $24 million in the third quarter of 2020) on the Goldrush project, inclusive of the exploration declines (100% basis). The current capital estimate for the Goldrush project is under review, subject to the completion of the final Goldrush feasibility study. We continue to expect this study to be completed at the end of the first quarter of 2021.

Permitting activities continued to advance largely on-track. During the third quarter of 2020, the Bureau of Land Management declared the Plan of Operations for Goldrush as ‘satisfactory’ for advancement under the National Environmental Policy Act (NEPA) process. We continue to expect receipt of a positive ROD in the fourth quarter of 2021.

Turquoise Ridge Third Shaft, Nevada, USA4

Construction of the Third Shaft at Turquoise Ridge, which has a hoisting capacity of 5,500 tonnes per day, continues to advance according to schedule and within budget. Together with increased hoisting capacity, the Third Shaft is expected to provide additional ventilation for underground mining operations as well as shorter material haulage distances.

Efforts in the third quarter of 2020 included surface construction works associated with permanent materials handling systems and the continuance of sinking activities. The shaft liner has now advanced to a depth of 688 meters below the collar as of September 30, 2020.    As of September 30, 2020, we have spent $155 million (including $12 million in the third quarter of 2020) out of an estimated capital cost of approximately $300-$330 million (100% basis).

Pueblo Viejo Plant and Tailings Expansion Study, Dominican Republic5

Studies for the process plant and tailings expansion at the Pueblo Viejo mine remain supportive of an increase in throughput, allowing the operation to maintain minimum average annual gold production of approximately 800,000 ounces after 2022 (100% basis).

The Environmental Impact Assessment for the process plant expansion at Pueblo Viejo has been approved and an amended environmental license now issued, representing a significant de-risking milestone for the project.

Engineering design of the process plant expansion continued to progress during the third quarter of 2020, with the procurement of a majority of long lead equipment packages now formed, and orders placed. As of the third quarter of 2020, the basic engineering of the process plant expansion footprint was 96% complete and detailed engineering advanced to 50%. Detailed engineering is expected to be completed by the end of 2020.

Earthworks and tendering for process plant expansion construction activities has commenced. Field investigations and engineering design are progressing according to plan for the infrastructure and mine waste stockpile extensions.

The process plant expansion study flowsheet includes an additional primary crusher, coarse ore stockpile and ore reclaim delivering to a new single stage semi-autogenous grinding (SAG) mill. A new flotation circuit will concentrate the bulk of the sulfide ore prior to oxidation. The concentrate will be blended with fresh milled ore to feed the modified autoclave circuit, which will have additional oxygen supplied from a new 3,000 tonnes per day facility. The existing autoclaves will be upgraded to increase the sulfur processing capacity of each autoclave through additional high-pressure cooling water and recycle flash capability using additional slurry pumping and thickening.

The studies regarding social, environmental and technical aspects for additional tailings capacity to support the expansion of the process plant continued to advance. Discussions with the national authorities to obtain the necessary permitting to proceed have seen positive progress during the third quarter of 2020. The required studies for additional tailings capacity are not directly related to the construction activities of the process plant expansion.

Bulyanhulu Re-Start Project and Updated Feasibility Study

Bulyanhulu resumed underground mining near the end of the third quarter of 2020, with the first development fronts now advanced at Reef 1. An updated geological model at Reef 1 is now included in the overall resource model for Bulyanhulu, which will be further calibrated with grade control drilling, face sampling and a reconciliation of the ore mined from Reef 1. Processing of fresh underground ore is on track, with the refurbished and upgraded process plant scheduled for commissioning in the fourth quarter of 2020. Further test work is currently underway to optimize gold recovery from the fresh concentrate by gravity.

Separately, an updated feasibility study for the optimized mine plan at Bulyanhulu continues to progress. We expect

BARRICK THIRD QUARTER 2020	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

this study to be completed in the second half of 2021. Optimization results to date are relatively consistent with the life-of-mine operating parameters we identified prior to assuming operational control from Acacia. We expect Bulyanhulu to ramp-up through the first half of 2021 and reach annualized steady-state production by 2022.

Drilling from surface at the high-grade Deep West zone continues with six intersections to date, over a 1,000-meter strike length. Visual observations indicate encouraging grades over narrow widths. Geotechnical and metallurgical testing will be conducted on samples from Deep West, and results will be included in the updated feasibility study.

Zaldívar Chloride Leach Project, Chile

Zaldívar is jointly owned by Antofagasta and Barrick, and is operated by Antofagasta.

In December 2019, the Board of Compañía Minera Zaldívar approved the Chloride Leach Project. The capital cost of the project of $189 million (100% basis) consists of the cost of execution and commissioning as well as a joint venture board-controlled contingency provision. The project contemplates the construction of a chloride dosing system, an upgrade of the solvent extraction plant and the construction of additional washing ponds.

In the third quarter of 2020, the majority of project work execution continued to be limited by travel and isolation restrictions in response to the Covid-19 pandemic. In August, the main contractor SALFA (a Chilean engineering company) began mobilization to site. The project construction camp has now advanced to allow 500 workers to be accommodated under social distancing restrictions. The overall project has advanced to 32% completion at the end of the third quarter of 2020.

Purchasing and fabrication is 75% complete. All equipment and materials are expected to be on-site by the first quarter of 2021. Scheduling continues to indicate a potential six-month delay in project commissioning with no expected impact in the estimated capital cost.

Upon commissioning, the project is expected to increase copper recoveries by more than 10 percent through the addition of chlorides to the leach solution and with further potential upside in recoveries possible depending on the type of ore being processed. This process is based on a proprietary technology called CuproChlor® that was developed by Antofagasta at its Michilla operation, which had similar ore types to those that are processed at Zaldívar. Once completed and in full operation, the project is expected to increase production at Zaldívar by approximately 10 to 15 thousand tonnes per annum at lower operating costs over the remaining life of mine.

Veladero Power Transmission Project, Chile and Argentina

In 2019, we commenced construction of an extension to the existing Pascua-Lama power transmission line to connect to Veladero. Upon completion, the power transmission line will allow Veladero to convert to grid power exported from Chile and cease operating the current high-cost diesel generation power plant located at site. A power purchase price agreement was executed during the fourth quarter of 2019 to supply power from renewable energy that will also significantly reduce Veladero’s carbon footprint.

Due to the quarantine and movement restrictions imposed by the national government of Argentina, construction of the power transmission project temporarily ceased in March 2020 as previously reported. With the project currently advanced to 71% completion, we are preparing for a restart of construction activities by the end of 2020. We continue to expect completion of the Veladero power transmission project by the end of 2021.

Exploration and Mineral Resource Management

North America

In Nevada, exploration in the third quarter of 2020 was focused on near-mine expansion targets but balanced with continued efforts to make significant new discoveries. Mineral resource management (MRM) focused on de-risking the life of mine plans by drilling more than 230,000 meters to-date in 2020. This drilling has improved confidence in the short-to-medium term mine plans by successfully defining the edge of the orebodies at CHUG, El Nino, as well as other sub-units within favorable stratigraphy, including Turquoise Ridge and the Betze-Post pit at Carlin.

Deposit scale work focused on geological section interpretation, while integrating mapping, logging and geochemical data and any other available information to refine and improve understanding of ore controls. The sectional work will support deposit scale geological model updates over the next two quarters.

Separately, a regional scale geological model linking all major districts in northeastern Nevada was completed and is now being used to focus follow-up fieldwork as well as generate new targets.

In Canada, surface exploration activities west of Hemlo including trenching, mapping and drilling was focused on a favorable corridor up to 1.5 kilometers along strike. New growth opportunities have been identified and are being actively pursued at C Zone West and C Zone Deep whereas data compilation and modeling to assess the upside potential at David Bell and Golden Giant has also started.

Fourmile, Nevada, USA6

Drilling between Fourmile and Goldrush returned significant intercepts at the Wenban 8/5 contact including 5.2 meters at 10.6 g/t Au and 3.9 meters at 7.3 g/t Au. The intercept extended Goldrush style, stratiform mineralization over 120 meters to the north, closing a gap between the two deposits. The system remains open to the north along the west flank of Fourmile where there are open-ended intercepts at the same stratigraphic position.

At Sophia, which is beyond the northern extent of the Fourmile inferred resource, follow-up drilling targeting the northwest expansion successfully intersected 9.6 meters at 80.1 g/t Au together with several narrower intercepts in the

BARRICK THIRD QUARTER 2020	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

Anna fault corridor. These intercepts were also spatially associated with a quartz feldspar porphyry (QFP) dike footwall to the Sadler fault. Drilling will continue to target the Anna Fault corridor to establish continuity along strike to the north in the direction of Dorothy.

Framework drilling stepping out 245 meters west of Dorothy intersected more than 250 meters of Carlin-type alteration in favorable carbonate stratigraphy of the Wenban 8 and Wenban 5. Within this interval of anomalous alteration and geochemistry, there are multiple 15 to 25-meter-thick zones of anomalous gold averaging more than 1 g/t. Intersecting thick anomalous geochemistry along with gold in this framework hole is an encouraging result highlighting a westward shift of the mineralized corridor as targeting advances under the southern edge of the pre-mineralization Mill Canyon Stock.

Significant enhancement to the integrated Goldrush and Fourmile geological model was completed to better constrain mineralization domains and now include refined breccia shapes. The Fourmile exploration programs are ahead of schedule with the last hole of the field season in progress at the end of the current quarter.

Carlin, Nevada, USA7

North of the Leeville mine, drilling is targeting the footwall of the Basin Bounding Fault, which has now been established to be a long-lived structure that channeled multiple intrusions and hydrothermal fluids. It is in the western boundary and represents a possible feeder of mineralization at the Turf and Four Corners deposits of Leeville. Drilling is also targeting the low angle Gramma Fault, which has thickened favorable host rocks and controlled mineralization as demonstrated earlier in 2020. Drilling ramped-up this quarter and the Leeville area will be a top exploration focus during the fourth quarter of 2020.

Within Little Boulder Basin (LBB), drilling is building a geological framework to delineate targets in this covered and prospective area between Goldstrike and Leeville, an opportunity now available following the formation of Nevada Gold Mines. Results to date highlight extensive alteration and widespread anomalous gold. Drilling in the hanging wall and through the Basin Bounding Fault has constrained the timing of the fault and confirmed that it is a major conduit for pre-mineralization intrusions as well as mineralizing fluid. It is similar to the Post-Gen Fault that bounds LBB to the west, adjacent to Goldstrike. The last hole of this season’s program to test LBB is in progress, east of Goldstrike and north of a pre-mineralization stock that bisects the basin.

Drilling along the Post-Gen Fault is currently focused south of the Betze-Post pit at Goldstrike. A hole targeting the down plunge extension of the Deep Post orebody intersected 161 meters of anomalous gold mineralization with multiple thin 5-10 g/t intercepts in the targeted host rock as well as the Post Fault zone. A follow up daughter hole is planned to be completed during the fourth quarter of 2020.

Framework drilling southwest of Gold Quarry indicated that the system significantly weakens. The depth to favorable host rock increases to more than one kilometer, presenting a challenge in targeting main ore controlling structures projected from the adjacent pits. A hole testing the down-plunge extension of the northeast trending fold axis, hosting the Chukar underground deposit, will complete the planned program by the end of 2020.

Turquoise Ridge, Nevada, USA

At Turquoise Ridge, the exploration program has been focused on the legacy Twin Creeks property.

Drilling between the Mega and Vista pits, as well as east of Vista, testing the Nexus and Trifecta targets was completed. Both holes intersected favorable alteration and established a geological framework for both folding and the extents of metasomatism, which are key criteria for targeting high grade deposits in the district. However, neither hole is anticipated to deliver results warranting immediate follow-up.

A hole testing the Leviathan target, immediately west of Mega pit, intersected east verging folds of similar amplitude as the major ore-controlling Conelea Anticline that follows the center of the Mega pit. A significant and previously unrecognized thrust fault was also intersected. While the structural complexity was encouraging, alteration was weak.

The source of the mineralizing fluids feeding the deposits at the legacy Twin Creeks property will continue to be a focus for targeting at the east side of the district. Final results are pending for all three holes described above.

During the third quarter of 2020, MRM focused on improving the Turquoise Ridge underground geological model through increased understanding of the favorable host rock stratigraphy and structural controls to support a tighter reconciliation. This will continue into the fourth quarter of 2020.

Generative, Nevada, USA

Generative exploration efforts have included field work in areas of interest utilizing the regional geology model to identify potential target areas with relatively shallow depth to favorable host rock beneath the Roberts Mountain Thrust. Continued modeling and interpretation of the merged Nevada Gold Mines geochemical and geophysical datasets is providing critical layers now captured in the regional model for use in generating new areas of interest.

Hemlo, Canada8

A 4,500-meter surface directional drilling program commenced at the C Zone to test the down-plunge extension of the porphyry hosted 300-series mineralization to the west and below current mine workings. Drilling is expected to continue to the end of 2020.

District scale exploration field work continues to test newly discovered gold mineralization in the Blackfly area west of the C Zone, where four new trenches were completed totaling approximately 1,200 meters. In conjunction with historic drill hole results and modern drone-based geophysical surveying, data collected during this program from trenches and samples define an extension of C Zone mineralization that continues over 1,500 meters west of the Williams open pit. The target horizon ranges in thickness from 30 to 55 meters along strike. The westernmost trench exposed the widest intersection at 55 meters, exhibiting grades within this zone up to 8.72 g/t over 0.85 meters. The system remains open to the west.

BARRICK THIRD QUARTER 2020	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

Geological modeling continues to incorporate recent results from surface exploration. A 2,000-meter drilling program is validating the geological model and will test the down-plunge continuity of mineralization discovered in the Blackfly trenches as described above.

Separately, data compilation and modeling to assess the upside potential at David Bell and Golden Giant has also started.

Latin America & Asia Pacific

Pueblo Viejo, Dominican Republic9

MRM remained focused on rolling-forward quarterly updates of the 3D geological model, continuing to incrementally build on the framework and findings defined during 2019 and the first half of 2020.

Recently trialed 3D induced polarization (IP) geophysics is proving highly successful at identifying sulfides. A strong chargeability anomaly was identified northwest of the Moore and Monte Negro pits with the same orientation, scale and amplitude as historic surveys and mineralization as these pits. Drill follow-up of this anomaly finished in the third quarter of 2020 and has confirmed the anomaly coincides with strong alteration and abundant sulfides, though, economic mineralization has not been identified to date. Due to the apparent effectiveness of this technique to identify sulfide accumulations, the survey will be expanded during the fourth quarter of 2020, including areas of projected structural complexity.

The Mejita northwest target was drilled with a four-hole initial campaign and returning positive results, demonstrating the continuity of more than 2 g/t Au mineralization and opening the potential upside of the area to the south and east. Hole DPV20-788 reported 10.5 meters at 2.48 g/t Au, related to a calcareous volcanoclastic sequence with silica-pyrophyllite-dickite alteration. A follow up campaign will be executed through the fourth quarter of 2020.

A state-of-the-art structural model was finished at Pueblo Viejo during the third quarter of 2020. The model was projected over the entire property, improving the understanding of mineralization controls in the district, and unlocking a new generation of brownfield targets. Follow-up mapping and sampling in one of those targets, Zambrana, has revealed significant mineralization in rock chips. Detailed mapping and soil sampling will be completed in the fourth quarter of 2020.

El Indio Belt, Argentina and Chile

Validation of the data consolidation project for the Veladero and Pascua-Lama district was completed during the third quarter of 2020, paving the way for a cohesive geological model to be advanced for the district. A robust, high confidence model will enable targeting to be more predictive as well as improve ranking and prioritization of a new generation of quality targets.

At Pascua-Lama, work continues to focus on a compilation and validation program of all historical geological, metallurgical and mining data to improve the 3D models. All historical data is being digitized and scanned into software to allow for a comprehensive review and update to the 3D deposit model. This updated “data-driven” geological model was completed in the third quarter of 2020 and confirmed geological and geometallurgical gaps that are proposed to be tested through a targeted drill program, slated to commence in the fourth quarter of 2020. This drill program will be specifically focused on testing the recent geological model and mineralization controls, capturing additional metallurgical variability samples, and geotechnical information to assist in advancing project knowledge.

A new structural framework study was completed for Del Carmen-Alturas. This updated understanding will help to enhance current modelling and unveil potential satellite deposit upside in the district.

Beyond the known deposits of the El Indio belt, generative efforts have focused on building a robust resource triangle through the full evaluation of the belt. As a result, we now have 17 new targets in the El Indio Belt, with most targets slated for follow-up in the upcoming field season.

Veladero, Argentina

A quarterly update to the 3D geological model was completed. This included all data from the recently completed re-logging program of more than 150,000 meters of drilling, as well as an entire series of re-interpreted 50 to 100 meter spaced litho-structural, alteration and mineralization sections. The principal focus of this model update was on the inclusion of multiple late stage silicification alteration events as recent re-logging and core drilling has identified this as probable controls to higher grade mineralization within the Veladero orebody.

Drilling during the third quarter of 2020 focused on testing the newly modeled mineralization controls, while following up on the results of hole DDH-958c reported in the prior quarter. Hole DDH-962 tested the southern extension of the mineralization intersected in DDH-958c. Visually, the results of DDH-962 support the extension of mineralization approximately 50 meters further south. Assay results are expected in the fourth quarter of 2020. Overall, the drill intersections in these two holes (DDH-958c and DDH-962) support the new geological framework, while identifying near-surface mineralization beyond the life of mine pit boundaries, as the intersections lie approximately 75 meters outside the eastern pit wall in the current life of mine plan.

At the district level, we commenced fieldwork early in the season at two brownfield targets, slated for drill testing this upcoming summer. Three other areas of interest have been identified for follow-up work such as mapping, sampling and geophysics. This work will resume in the fourth quarter of 2020.

Porgera, Papua New Guinea

As discussed on page 29, Porgera has been placed on temporary care and maintenance and consequently, all exploration activities have ceased.

Lagunas Norte, Peru

A first principles rebuild of the 3D geological model was delivered using a new lithostructural framework for the orebody. It will be leveraged into a new resource estimate and geo-metallurgical model prior to the end of 2020. The updated geological model is based on results from a significant data compilation program that commenced during the first quarter of 2020, which includes all historical drilling, production sampling (blast holes) and pit mapping to ensure the foundation of the new model is based on all available data. This data compilation program resulted in a

BARRICK THIRD QUARTER 2020	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

fully re-constructed project database, inclusive of all known project sampling data.

A preliminary infill and expansion drill program for leach ore commenced in the third quarter of 2020 and is ongoing.

In the Lagunas Norte district, compilation and analysis of over 20 years of historic mapping has been followed by the construction of 21 east-west and 3 north-south traverse geological sections in the field, allowing for the verification of historical information and to enhance current geological understanding. This upgraded geological model reveals district scale preservation control to mineralization and opens new targets. We are currently incorporating all data into a new and robust 3D model.

Japan Gold Strategic Alliance, Japan

Stream sediment and rock chip sampling over the Kitami metallogenic province of Hokkaido continued to screen and evaluate Strategic Alliance properties. A ground gravity survey was also completed over parts of the Hokusatsu region in the Southern Kyushu epithermal gold province.

A total of 481 bulk leach extractable gold (BLEG) and 302 rock chip samples were collected during the third quarter of 2020 over three projects in Hokkaido and two projects in Kyushu. Samples were submitted for analysis and results are pending.

In Southern Kyushu, results have started to return for the rock chip sampling completed in the second quarter of 2020. The collected anomalous rock samples comprise quartz-sulfide hydrothermal breccias and banded quartz vein-style mineralization. This sampling has confirmed several known anomalous drainage basins including those containing historic antimony mines. The BLEG sample assay results are pending.

Two new projects were added to the Strategic Alliance during the quarter: Kanehana in Hokkaido and Gumyo in Southern Kyushu. Both properties are contiguous with, and complimentary to, the current project portfolio.

Reunion Gold Strategic Alliance, Guiana Shield

The Reunion Alliance includes the Aremu project in Guyana. Trenching was undertaken over three well delineated, coherent, kilometric scale gold-in-soil anomalies coincident with the interpreted axial traces of folds and large zones of interpreted carbonate alteration in mafic volcanics. Elevated gold has been recorded in the seven trenches completed. In parallel, mechanical augering is testing gold geochemical anomalism open to the east, including a structural contact between sedimentary and volcanic rocks under recent sand cover. Two of the three auger fences have been completed to date.

Africa & Middle East

Bambadji, Senegal10

At Bambadji, additional results received from two reverse circulation (RC) and diamond drill fences, testing a 250 meter strike length of the Kabewest target, confirm a significant mineralized system hosted within hydrothermal breccias. Highlight intercepts are 1) 30.0 meters at 2.45 g/t Au, including 9.0 meters at 5.10 g/t Au and 7.0 meters at 2.80 g/t Au; 2) 30.0 meters at 1.88 g/t Au, including 5.0 meters at 2.80 g/t Au and 9.0 meters at 3.17 g/t Au. The system comprises several mineralized lenses which are currently open in all directions. Follow-up drilling is planned in the fourth quarter of 2020 to fully test the system and delineate the geometry of all lenses.

At Dakota, scout drilling to test a broad auger anomaly confirmed the presence of altered granodiorite intrusives within the Faleme volcanics package. Further drilling is planned in the fourth quarter of 2020 to test the remaining parts of the auger anomaly.

Results from the partially completed auger grid at Setoumboung in the south of the permit highlight the emergence of a new mineralized corridor to the east of the Gefa mineralized corridor. The grid will be completed during the first quarter of 2021 with the aim of confirming the extent of this new corridor. Following the end of the wet season, drilling is scheduled to resume in October 2020 at our Kabewest, Latifa and Gefa priority targets.

Loulo-Gounkoto, Mali11

At Loulo, exploration framework drilling at the Yalea Transfer Zone (TZ) continued, targeting an area 480 meters south of the 2019 block model. Results from the completed holes confirm that the mineralized system thickens down dip of the TZ, with evidence indicating the presence of a thick limestones package as the main controlling factor. The best intercept from that section is 43.8 meters at 5.35 g/t Au (true width of 21.8 meters). Based on this framework section, an additional mother hole was started, targeting an area 180 meters down plunge and 660 meters south of the 2019 block model.

At Yalea Shear South, drilling began on the first of two planned sections. The aim is to provide more detailed geological context and to pin the exact location of key structures. This will enable bold step-out drilling in 2021 that will assess blind shoot potential, south of the current Transfer Zone South Extension.

At Loulo 3, drilling within the current resource model has identified an emerging shoot trend with intercepts including 2.95 meters at 7.02 g/t Au, 13.70 meters at 6.41 g/t Au and 11.10 meters at 8.77 g/t Au. The shoot trend has the potential to add additional resources through reclassification of peripheral shoot material. A preliminary economic assessment is underway on the updated Loulo 3 underground models which is expected to support the completion of a pre-feasibility study in 2021.

Initial scout drilling at the Yalea Ridge has confirmed open pit potential, as well as the overall fertility of the structural corridor, with all holes intersecting mineralization to date. Highlights include 14.0 meters at 2.06 g/t Au and 12.0 meters at 3.02 g/t Au, 13.0 meters at 1.56 g/t Au and 7.0 meters at 1.57 g/t Au. The system is robust based on the intercepts returned to date and we are encouraged about the potential of Yalea Ridge. The most prospective part of this structure is expected to be drill tested in the fourth quarter of 2020.

At Gounkoto, drilling continued to successfully test underground extensions at MZ1 and MZ3, adding to mineral resources and growing the mineral reserve. Results from MZ1 demonstrate that shoot trends are narrower than expected but remain open down-plunge. At the MZ3 North shoot, drilling is ongoing to confirm a hypothesized shallow plunging shoot above the main shoot.

BARRICK THIRD QUARTER 2020	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

At the DB1 Greenfields target, located south of the Gounkoto open pit on the Domain Boundary Structure, an ongoing section review through the target area has confirmed the continuation of a mineralized system on a key structure over an approximate 1,800 meters strike length. Significantly, a left step in the Domain Boundary Structure at DB1 has also been recognized, which is a key prospective target criterion in the district. Drill results in the third quarter of 2020, including 11.0 meters at 1.31 g/t Au, continue to verify the continuity and position of the trend. Importantly, the drilling has highlighted textural characteristics of shoots that will be specifically targeted in 2021 to improve the overall potential grade. This will be a key exploration focus in the search for higher grade open pit material.

Auger drilling was completed over eight high priority grids in the wider Loulo-Gounkoto land package. Of note, due south of the Gounkoto deposit, a three kilometer north-northwest trending, curved zone of strongly anomalous geochemistry has been defined. The southern 1,600 meters of the trend is untested, while the remaining 1,400 meters to the north has sporadic, wide spaced, partial coverage with no significant assays. Considering the auger footprint over DB1 and Faraba Main, the anomaly is encouraging. Preliminary field reconnaissance activities are planned in the fourth quarter of 2020.

Regional Exploration, Mali

On the Bena permit, the saprolite geochemistry program was completed in the north section of the permit, aiming to test the southern continuity of the Gounkoto Domain Boundary and Faraba structures. Results confirm several anomalous north-northeast to north-northwest trends, which potentially correspond to the strike projection of the Gounkoto structures and coincide with both alteration and mineralization intersected in historic deeper air core (AC) and RC holes. Detailed interpretation is ongoing with the aim of planning the follow-up exploration program for the first quarter of 2021.

In Mali South, data compilation and interpretation of the recent gradient array induced polarization (GAIP) survey completed over our Diangoumerila permit has confirmed prospective west-northwest trending chargeable structures, coinciding with high gold-in-soil anomalism. Several targets have been prioritized along the corridor for follow up AC/RC drilling in the fourth quarter of 2020.

Elsewhere generative work continues in the Kenieba-Kedougou Inlier and in Mali South.

Tongon, Côte d’Ivoire12

Exploration during the third quarter of 2020 continued with the aim to deliver ounces to further extend Tongon’s mine life. At Mercator, a small RC program was completed testing a newly defined hanging wall mineralized zone, partly located outside the $1,500 resource pit shell. The program confirmed continuity of the host diorite over 300 meters with solid grades, including 7.0 meters at 4.10 g/t Au and 7.0 meters at 2.77 g/t Au. This new lode will be included in the 2021 Mercator resource conversion program.

An AC/RC drilling program was completed on priority targets, including Zulu West, Zulu Main and Kanon along the western flank of the southern extent of the Badenou trend. Multiple mineralized zones hosted within sediments were intersected at Zulu West over a 1.6 kilometer strike length and include 8.0 meters at 1.98 g/t Au, 9.0 meters at 5.54 g/t Au and 11.0 meters at 1.61 g/t Au. A follow up AC/ RC drilling program focused on Zulu West will be completed in the fourth quarter of 2020.

At the Seydou North-Jubula target, results were received for an auger program completed over a five-kilometer length corridor along the Stabilo trend. The aim of the program was to test northeast continuity of the Seydou South mineralized system beneath suppressive regolith. Results confirm strike continuity to the northeast with multiple untested northeast trending anomalous zones delineated. An AC/RC follow up program is being designed for drilling in the fourth quarter of 2020.

Regional Exploration, Côte d’Ivoire

A review of all historic exploration work on the Boundiali and Fapoha permits was completed with the aim of identifying potential satellite feed for Tongon. The assessment indicates that seven existing targets have geological potential, but economic analysis confirmed that the required grade and tonnage to be hauled to Tongon has not yet been achieved. However, previous drilling over the targets was very broad spaced so the potential remains for delineation of higher-grade shoots. A program to be undertaken in the fourth quarter of 2020 is being finalized with the aim of infilling gaps to test for higher-grade shoots.

On the Sissedougou and Nafoun permits, results were received in the third quarter of 2020 for auger programs completed across suppressive ferricrete plateau. Multiple anomalies greater than one-kilometer were defined at Kagon, at the Sissedougou permit, while weak results have sterilized the northern portion of the Nafoun permit. Drilling will resume in the fourth quarter of 2020 at Sissedougou while trenching will be completed over the remaining targets at Nafoun.

In southeast Côte d’Ivoire, stream sediment sampling in the southeast Central Comoe basin area of interest was completed across the Biebi and Akrébi permits. Results show good anomalism, aligned along northeast trends that are subparallel to the Zaranou corridor. The stream sediment sampling will focus along the Ketesso Shear to bring the program to a conclusion in the fourth quarter of 2020.

Kibali and Ngayu Belt, Democratic Republic of Congo

At Kibali, mineral reserve conversion and resource extension drilling is on track to contribute significant reserve ounces into the mine plan. Drilling is expected to deliver further growth, more than replacing annual depletion in both KCD underground and Megi-Saye open pit.

The deep hole testing the continuity of the KCD system, a further 500 meters down plunge from any prior drilling as well as 600 meters vertically below the current haulage level, ended at 1,525 meters. The structural interpretation indicates that the strike of the banded iron formation (BIF) has changed orientation by 20 degrees compared to the existing drilling up-plunge. This explains the distal alteration that was intercepted in this new hole. In addition, a felsic intrusive may have stoped out the 5,000 lode mineralization. An additional hole is planned to target the system further northwest to build the model and intercept the lodes.

BARRICK THIRD QUARTER 2020	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

At Kombokolo, a five-hole drill fence was completed 500 meters down plunge from the depleted pit. Although results are generally weak, the program confirmed the extension of mineralization related to the hinge and limbs of a tightly folded BIF, warranting further drilling to better define its underground potential.

At Ikmava East, an RC program tested the geometry and down-plunge extension of two mineralized lenses located at the upper and lower contact of a BIF. Results from the upper lens show potential for a shallow open pit less than 200 meters east of Ikamva Main. The geological model will be submitted for optimization upon receipt of all drill results.

At KCD, conceptual mineralized corridors were defined after a sectional review was completed across the district targets and will be prioritized in the fourth quarter of 2020 for framework drilling designed to recognize such corridors.

At Ngayu, drilling is underway testing priority targets. A model of flat BIF with mineralization related to a thrust in the footwall of the BIF was tested at Anguluku. However, results show only anomalous values. Drilling is now testing two other targets: 1) Bakpau with a BIF/granodiorite sheared and mineralized contact and 2) Medere with mineralization hosted along a shear corridor within basaltic rocks. Results are pending. Three more targets are planned for drilling in the fourth quarter of 2020.

North Mara, Bulyanhulu and Buzwagi, Tanzania

At North Mara, conversion and resource extension drilling is on-track to contribute significant reserve ounces into the mine plan as well as delineate additional inferred ounces in new extensions to the mineralized system at Gokona and Nyabigena.

On a hole by hole basis, drilling results are returning both higher grades and wider widths than those expected in the current block model at the Upper West, Deep Central and East Extension zones of Gokona from the 11,475 meters drilled in the third quarter of 2020. At Nyabigena, results from the 15,380 meters drilled to date confirm mineralization potential over a 400 meter strike length to a depth of 400 vertical meters, which continues to support the economic analysis of a larger pit layback scenario.

Meanwhile, scout drilling has commenced at Kofia of North Mara as part of a dedicated program to advance priority near-mine exploration targets. The initial hole is a bold 300 meters step-out, testing the western strike extension of the Gokona system. To date, drilling has confirmed prospective ‘Gokona-style’ host stratigraphy with variable potassium feldspar alteration in diamond core. Program completion as well as results from Kofia are due in the fourth quarter of 2020 and will deliver a geologic framework over an additional one kilometer of strike length on which to base a decision for follow-up.

At Bulyanhulu, the resource definition drilling in the Deep West zone has successfully completed five mother holes and one daughter hole, all of which have intersected significant mineralization over one kilometer in strike length. Drilling will continue throughout the fourth quarter of 2020 targeting significant extensions to the existing mineral resource.

At Buzwagi, deep drilling on three targets beneath the deposit is nearing completion and has confirmed geologic continuity of the Main Zone mineralization as well as validated plunging structural targets at the northern and southern ends of the system. Assay results are pending. An updated geologic model is underway as a basis for a new mineral resource estimate and pit shell optimization. Results of this work will be used to inform a commercial decision on remaining opportunities at the mine.

Jabal Sayid, Kingdom of Saudi Arabia

During the third quarter of 2020, the updated geological model identified a conceptual feeder to the Lode 1 deposit. Drilling was successful, with characteristic feeder style alteration and mineralization intersected in one scout hole, thereby demonstrating significant new copper potential at this lode. Metallurgical studies are ongoing, which will provide the key to mineral reserve conversion of this lode and potential addition into the life of mine plan. This is expected to be completed by the third quarter of 2021.

At Lodes 2 and 4, drilling continues to add additional inferred resources as well as extend mineralization. Of note, the geological interpretation of Lode 2 continues to advance. Current evidence indicates that this mineralization may extend to Lode 4 at depth. Priority drilling at Lode 4 East has commenced as part of an underground drill program. An additional 125-meter strike extension to the Lode 4 feeder is being targeted, with the aim of increasing inferred resources and subsequent reserve conversion.

A wider target generation program is underway at Jabal Sayid, focused on identifying and prioritizing new areas that may host additional lodes. Priority areas for drill-testing in the fourth quarter of 2020 include the South Gossan target and additional eastward strike extensions to Lode 4, potentially hidden beneath unconformable sediments. A down-hole geophysical survey to ascertain conductive responses related to mineralization is scheduled.

BARRICK THIRD QUARTER 2020	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)		For the three months ended		For the nine months ended

	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19

Gold

000s oz sold[a]	1,249	1,224	1,318	3,693	4,055

000s oz produced[a]	1,155	1,149	1,306	3,554	4,026

Market price ($/oz)	1,909	1,711	1,472	1,735	1,364

Realized price ($/oz)[b]	1,926	1,725	1,476	1,748	1,365

Revenue	3,237	2,812	2,585	8,642	6,428

Copper

millions lbs sold[a]	116	123	65	349	264

millions lbs produced[a]	103	120	112	338	315

Market price ($/lb)	2.96	2.43	2.63	2.65	2.74

Realized price ($/lb)[b]	3.28	2.79	2.55	2.78	2.78

Revenue	219	184	45	502	311

Other sales	84	59	48	172	95

Total revenue	3,540	3,055	2,678	9,316	6,834

a.

Includes our equity share of gold ounces from Tanzania (results are on a 63.9% basis until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience), on a 100% basis from October 1, 2019 to December 31, 2019 and on a 84% basis starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective), Pueblo Viejo, Loulo-Gounkoto, Tongon, Kibali, Morila and copper pounds from Zaldívar and Jabal Sayid. Starting July 1, 2019, it also includes our 61.5% share of Nevada Gold Mines.

b.

Realized price is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

Q3 2020 compared to Q2 2020

In the third quarter of 2020, gold revenues increased by 15% compared to the second quarter of 2020 primarily due to the higher realized gold price1 and higher sales volumes. The average market price for the three month period ended September 30, 2020 was $1,909 per ounce, a record high quarterly average, versus $1,711 per ounce for the prior quarter. During the third quarter of 2020, the gold price ranged from $1,758 per ounce to $2,075 per ounce, an all-time nominal high, and closed the quarter at $1,887 per ounce. Gold prices in the quarter continued to be volatile as a result of the economic impact of the Covid-19 pandemic and the fiscal and monetary stimulus measures put in place by governments and central banks around the globe. In particular, gold’s all-time nominal high resulted from low global interest rates, including US 5-year real interest rates trading at negative levels throughout the quarter, and investors purchasing gold as a safe haven investment and store of value, with global ETF holdings of gold reaching all-time highs.

In the third quarter of 2020, gold production on an attributable basis was 6 thousand ounces higher than the prior quarter, primarily due to higher production at Carlin and Pueblo Viejo following completion of scheduled plant maintenance in the prior quarter. This was partially offset by reduced production at Porgera as the mine entered care and maintenance on April 25, 2020, as well as at Cortez mainly from a decrease in trucking of open pit stockpiles to Carlin and lower grades from CHUG. Gold sales were higher than gold production during the quarter following the export of the remaining stockpiled concentrate in Tanzania.

Copper revenues in the third quarter of 2020 increased by 19% compared to the prior quarter, primarily due to the higher realized copper price1, partially offset by decreased copper sales volume. The average market price in the third quarter of 2020 was $2.96 per pound, an increase of 22% from the prior quarter. The realized copper price1 in the third quarter of 2020 was higher than the market copper price as a result of the impact of positive provisional pricing adjustments recorded, consistent with the prior quarter, as the copper price continued to rise. During the third quarter of 2020, the copper price traded in a range of $2.72 per pound to $3.12 per pound and closed the quarter at $3.00 per pound. Copper prices in the third quarter of 2020 were positively influenced by an increase in manufacturing activity in China and other jurisdictions after operations that closed due to the coronavirus subsequently reopened, an increase in risk appetite in financial risk markets as the global economy commenced its recovery phase, and a continued decrease in the trade-weighted value of the US dollar.

Attributable copper production in the third quarter of 2020 was 17 million pounds lower compared to the prior quarter, primarily driven by decreased throughput at Lumwana resulting from plant maintenance.

Q3 2020 compared to Q3 2019

For the three month period ended September 30, 2020, gold revenues increased by 25% compared to the same prior year period primarily due to an increase in the realized gold price1, partially offset by a decrease in sales volumes.

BARRICK THIRD QUARTER 2020	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

The average market price for the three month period ended September 30, 2020 was $1,909 per ounce versus $1,472 per ounce for the same prior year period.

For the three month period ended September 30, 2020, attributable gold production was 151 thousand ounces lower than the same prior year period, primarily as a result of Porgera being placed on care and maintenance on April 25, 2020, combined with the sale of our 50% interest in Kalgoorlie on November 28, 2019 (included in the Other category above). This was partially offset by higher production at North Mara due to the impact of the July 2019 Prohibition Notice, which resulted in the closure of the tailings storage facility and shut down of the processing plant in the third quarter of 2019. Current period gold sales were higher than gold production following the export of the remaining stockpiled concentrate in Tanzania.

Copper revenues for the three month period ended September 30, 2020 increased by 387% compared to the same prior year period, primarily due to higher copper sales volumes and the higher realized copper price1. In the third quarter of 2020, the realized copper price1 was higher than the market copper price as a result of the impact of positive provisional pricing adjustments recorded in the third quarter of 2020, whereas negative provisional pricing adjustments were recorded in the same prior year period.

Attributable copper production for the three month period ended September 30, 2020, decreased by 9 million pounds compared to the same prior year period, primarily due to lower production at Zaldívar which was mainly as a result of lower heap leach tonnes stacked.

YTD Q3 2020 compared to YTD Q3 2019

For the nine month period ended September 30, 2020, gold revenues increased 34% compared to the same prior year period primarily due to the impact of production from the formation of Nevada Gold Mines on July 1, 2019, which is consolidated and included in revenue at 100%. Excluding the impact of Nevada Gold Mines, gold revenues increased by 2% compared to the same prior year period, mainly due to an increase in the realized gold price1, partially offset by a decrease in sales volumes. The average market price for the nine month period ended September 30, 2020 was $1,735 per ounce versus $1,364 per ounce for the same prior year period.

For the nine month period ended September 30, 2020, attributable gold production was 472 thousand ounces lower than the same prior year period. Excluding the impact of the formation of Nevada Gold Mines, gold production for the nine month period ended September 30, 2020 decreased by 755 thousand ounces, mainly due to lower grades mined and processed at Cortez as mining from CHOP was completed in the second quarter of 2019, Porgera entering care and maintenance on April 25, 2020, and the sale of our 50% interest in Kalgoorlie on November 28, 2019. Gold production was further impacted by the exclusion of Golden Sunlight and Morila after the second quarter of 2019 and Lagunas Norte after the third quarter of 2019 from our production calculation upon entering care and maintenance, and by the impact of the Covid-19 pandemic at Veladero, where movement and social distancing restrictions slowed the remobilization of employees and contractors back to site after quarantine restrictions were lifted in April. Gold sales were higher than gold production for the nine month period ended September 30, 2020 following the re-commencement of exports of concentrate stockpiled in Tanzania.

Copper revenues for the nine month period ended September 30, 2020 increased by 61% compared to the same prior year period. Higher copper revenues for the nine month period were primarily due to higher sales volumes, while the realized copper price1 was in line with the same prior year period. For the nine month period ended September 30, 2020, the realized copper price1 was higher than the market copper price as a result of the impact of positive provisional pricing adjustments recorded in the current period, similar to the same prior year period but with a higher positive impact in 2020.

Attributable copper production for the nine month period ended September 30, 2020, increased by 23 million pounds compared to the same prior year period, mainly due to Lumwana as production in the same prior year period was impacted by repeated tears in the main crusher conveyor and the subsequent use of lower grade stockpile material to supplement the mill feed.

BARRICK THIRD QUARTER 2020	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended			For the nine months ended
	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19
Gold

Direct mining costs[a]	1,151	1,121	1,207	3,352	3,022

Depreciation	508	498	538	1,480	1,353

Royalty expense	103	116	79	303	223

Community relations	6	5	7	16	20

Cost of sales	1,768	1,740	1,831	5,151	4,618

Cost of sales ($/oz)[b]	1,065	1,075	1,065	1,054	991

Total cash costs ($/oz)[c]	696	716	710	701	663

All-in sustaining costs ($/oz)[c]	966	1,031	984	984	883

Copper

Direct mining costs	76	79	30	224	169

Depreciation	61	63	13	167	83

Royalty expense	16	11	5	38	26

Community relations	1	0	1	2	3

Cost of sales	154	153	49	431	281

Cost of sales ($/lb)[b]	1.97	2.08	2.00	2.01	2.10

C1 cash costs ($/lb)[c]	1.45	1.55	1.62	1.52	1.62

All-in sustaining costs ($/lb)[c]	2.31	2.15	2.58	2.17	2.42

a.	Includes mining and processing costs.
b.

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo; 20% Loulo-Gounkoto; 10.3% Tongon; 16% North Mara, Bulyanhulu and Buzwagi starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective (36.1% from January 1, 2019 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience); 63.1% South Arturo from cost of sales from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines (and on a 40% basis from January 1, 2019 to June 30, 2019); and our proportionate share of cost of sales attributable to equity method investments (Kibali, and Morila until the second quarter of 2019), divided by attributable gold ounces. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from cost of sales from July 1, 2019 onwards. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

c.

Total cash costs, C1 cash costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

Q3 2020 compared to Q2 2020

In the third quarter of 2020, cost of sales applicable to gold was 2% higher compared to the second quarter of 2020, mainly due to higher sales volume following the recommencement of exports of concentrate stockpiled in

Tanzania. Our 45% interest in Kibali and 40% interest in Morila are equity accounted for and therefore we do not include their cost of sales in our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold2 and total cash costs1, after including our proportionate share of cost of sales at our equity method investees, were 1% and 3% lower, respectively, than the prior quarter, mainly due to the impact of higher sales volume and lower maintenance costs at Pueblo Viejo and Carlin following completion of scheduled plant maintenance in the prior quarter.

In the third quarter of 2020, gold all-in sustaining costs per ounce1 decreased by 6% compared to the prior quarter, primarily due to lower minesite sustaining capital expenditures and lower total cash costs per ounce1.

In the third quarter of 2020, cost of sales applicable to copper was 1% higher than the prior quarter primarily due to increased royalties as a result of the higher realized copper price1, partially offset by lower sales volume at Lumwana as a result of plant maintenance. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted for and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper2 and C1 cash costs1, after including our proportionate share of cost of sales at our equity method investees, decreased by 5% and 6%, respectively, primarily due to lower energy costs and acid prices at Zaldívar and increased capitalized stripping at Lumwana.

In the third quarter of 2020, copper all-in sustaining costs1, which have been adjusted to include our proportionate share of equity method investees, were 7% higher per pound than the prior quarter primarily reflecting higher capitalized stripping at Lumwana, partially offset by lower C1 cash costs per pound1.

Q3 2020 compared to Q3 2019

For the three month period ended September 30, 2020, cost of sales applicable to gold was 3% lower than the same prior year period primarily due to lower sales volume. Our 45% interest in Kibali and 40% interest in Morila are equity accounted for and therefore we do not include their cost of sales in our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold2 and total cash costs1, after including our proportionate share of cost of sales at our equity method investees, were in line with and 2% lower, respectively, compared to the same prior year period mainly due to a change in our sales mix following the sale of our 50% interest in Kalgoorlie on November 28, 2019 and the exclusion of Lagunas Norte starting from the fourth quarter of 2019 as it is producing incidental ounces as it enters closure. This was partially offset by higher royalties as a result of the higher realized gold price1.

For the three month period ended September 30, 2020, gold all-in sustaining costs1 decreased by 2% on a per ounce basis compared to the same prior year period, primarily due to a decrease in total cash costs per ounce1, while minesite sustaining capital expenditures on a per ounce basis was in line with the same prior year period.

BARRICK THIRD QUARTER 2020	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month period ended September 30, 2020, cost of sales applicable to copper was 214% higher than the same prior year period, primarily due to increased sales volume. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted for and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper2 and C1 cash costs1, after including our proportionate share of cost of sales at our equity method investees, decreased by 2% and 10%, respectively, as lower direct mining costs were largely offset by higher depreciation.

For the three month period ended September 30, 2020, copper all-in sustaining costs1, which have been adjusted to include our proportionate share of equity method investees, was 10% lower per pound than the same prior year period primarily reflecting lower C1 cash costs per pound1, combined with lower minesite sustaining capital expenditures on a per pound basis.

YTD Q3 2020 compared to YTD Q3 2019

For the nine month period ended September 30, 2020, cost of sales applicable to gold was 12% higher than the same prior year period due to higher sales volume resulting from the formation of Nevada Gold Mines on July 1, 2019, which is consolidated and included in cost of sales at 100%. Excluding the impact of the formation of Nevada Gold Mines, cost of sales applicable to gold was 17% lower than the same prior year period, mainly due to decreased sales volume. Our 45% interest in Kibali and 40% interest in Morila are equity accounted for and therefore we do not include their cost of sales in our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold2 and total cash costs1, after including our proportionate share of cost of sales at our equity method investees, were both 6% higher than the same prior year period, primarily due to the lower average grade processed at Cortez and the contribution from Nevada Gold Mines, which has resulted in a higher proportion of gold sourced from lower grade open pits in our sales mix.

For the nine month period ended September 30, 2020, gold all-in sustaining costs per ounce1 increased by 11% compared to the same prior year period, primarily due to an increase in total cash costs per ounce1 and higher minesite sustaining capital expenditures.

For the nine month period ended September 30, 2020, cost of sales applicable to copper was 53% higher than the same prior year period primarily due to increased sales volume. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted for and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper2 and C1 cash costs1, after including our proportionate share of cost of sales at our equity method investees, decreased by 4% and 6%, respectively, compared to the same prior year period primarily due to the improved feed grade, decreased mining as well as general and administrative expenses, and lower concentrate marketing costs at Lumwana.

For the nine month period ended September 30, 2020, copper all-in sustaining costs1, which have been adjusted to include our proportionate share of equity method investees, were 10% lower per pound than the same prior year period primarily reflecting the lower C1 cash costs1, combined with lower minesite sustaining capital expenditures on a per pound basis.

Capital Expendituresa

($ millions)	For the three months ended			For the nine months ended

	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19
Minesite sustaining[b]	415	420	406	1,205	926

Project capital expenditures[c]	126	85	96	287	324

Capitalized interest	7	4	0	16	5
Total consolidated capital expenditures	548	509	502	1,508	1,255
Attributable capital expenditures[d]	436	402	397	1,202	1,119

a.	These amounts are presented on a 100% cash basis, except for attributable capital expenditures.
b.	Includes both minesite sustaining and mine development.
c.	Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
d.

These amounts are presented on the same basis as our guidance and include our 60% share of Pueblo Viejo, 80% share of Loulo-Gounkoto, 89.7% share of Tongon, 45% share of Kibali, 40% share of Morila and 60% share of South Arturo (36.9% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines), our 84% share of Tanzania starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective (63.9% share from January 1, 2019 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience, and 100% share from October 1, 2019 to December 31, 2019) and our 50% share of Zaldívar and Jabal Sayid. Starting July 1, 2019, it also includes our 61.5% share of Nevada Gold Mines.

Q3 2020 compared to Q2 2020

In the third quarter of 2020, total consolidated capital expenditures on a cash basis increased by 8% compared to the second quarter of 2020, mainly due to an increase in project capital expenditures. Higher project capital expenditures were mainly attributed to the water management initiatives at North Mara, the Gounkoto underground expansion and the re-start of underground mining operations at Bulyanhulu.

Q3 2020 compared to Q3 2019

For the three month period ended September 30, 2020, total consolidated capital expenditures on a cash basis increased by 9% compared to the same prior year period, primarily due to higher project capital expenditures, namely the water management initiatives at North Mara, the Gounkoto underground expansion, the re-start of underground mining operations at Bulyanhulu and the commencement of early works expenditures for the proposed plant and tailings expansion project at Pueblo Viejo. There was also a decrease in project capital expenditures and a corresponding increase in minesite sustaining capital expenditures as the Crossroads pit at Cortez was in pre-production in the first half of 2019 and transitioned to production status in the third quarter of 2019.

BARRICK THIRD QUARTER 2020	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

YTD Q3 2020 compared to YTD Q3 2019

For the nine month period ended September 30, 2020, total consolidated capital expenditures on a cash basis increased by 20% compared to the same prior year period, mainly due to the impact of the sites acquired as part of the formation of Nevada Gold Mines on July 1, 2019, which is consolidated and included at 100%. Excluding the impact of the formation of Nevada Gold Mines, capital expenditures increased by 7%, as a result of increased capitalized stripping at Loulo-Gounkoto and our investment on the tailings storage facility and other water management initiatives at North Mara. There was also a decrease in project capital expenditures and a corresponding increase in minesite sustaining capital expenditures as the Crossroads pit at Cortez was in pre-production in the first half of 2019 and transitioned to production status in the third quarter of 2019.

General and Administrative Expenses

($ millions)	For the three months ended			For the nine months ended

	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19
Corporate administration[a]	22	31	39	86	122

Share-based compensation[b]	28	40	13	75	32

Tanzania[c]	0	0	16	0	27

General & administrative expenses	50	71	68	161	181

a.

For the three and nine months ended September 30, 2020, corporate administration costs include approximately $nil and $nil of severance costs (June 30, 2020: $nil and September 30, 2019: $3 million and $18 million, respectively).

b.	Based on a US$28.11 share price as at September 30, 2020 (June 30, 2020: US$26.94 and September 30, 2019: US$17.33).
c.	Formerly known as Acacia Mining plc.

Q3 2020 compared to Q2 2020

In the third quarter of 2020, general and administrative expenses decreased by $21 million compared to the second quarter of 2020 due to lower share-based compensation as the increase in our share price was not as pronounced compared to the prior quarter. In addition, corporate administration costs were also lower.

Q3 2020 compared to Q3 2019

For the three month period ended September 30, 2020, general and administrative expenses decreased by $18 million compared to the same prior year period, primarily due to lower Tanzania expenses following the closure of Acacia Mining Plc’s London and Johannesburg offices near the end of the third quarter of 2019. In addition, corporate administration costs were also lower. This was partially offset by higher share-based compensation as a result of the higher share price.

YTD Q3 2020 compared to YTD Q3 2019

For the nine month period ended September 30, 2020, general and administrative expenses were $20 million lower as compared to the same prior year period. Lower corporate administration expenses were attributed to a decrease in our corporate office headcount compared to the same prior year period and this was combined with lower expenses for Tanzania as described above. These impacts were offset by higher share-based compensation expense as the increase in our share price was higher compared to the same prior year period.

Exploration, Evaluation and Project Expenses

($ millions)	For the three months ended			For the nine months ended

	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19

Global exploration and evaluation	34	39	34	112	110

Project costs:

Pascua-Lama	8	8	13	26	38

Other	8	5	5	17	14

Corporate development	3	3	11	9	41

Business improvement and innovation	0	0	1	0	10
Global exploration and evaluation and project expense	53	55	64	164	213

Minesite exploration and evaluation	19	23	22	57	45
Total exploration, evaluation and project expenses	72	78	86	221	258

Q3 2020 compared to Q2 2020

Exploration, evaluation and project expenses for the third quarter of 2020 decreased by $6 million compared to the second quarter of 2020. This was primarily due to lower minesite exploration and evaluation costs at Turquoise Ridge following a reduction in exploration at the property’s open pits. This was combined with lower global exploration and evaluation costs mainly due to the timing of spend at Fourmile and other projects.

Q3 2020 compared to Q3 2019

Exploration, evaluation and project expenses for the three month period ended September 30, 2020 was $14 million lower than the same prior year period, mainly due to lower corporate development costs and lower advanced project costs at Pascua-Lama. Corporate development costs in the same prior year period included transaction costs related to acquiring the shares that we did not already own in Acacia.

YTD Q3 2020 compared to YTD Q3 2019

Exploration, evaluation and project expenses for the nine month period ended September 30, 2020 was $37 million lower than the same prior year period, primarily due to lower corporate development costs as a result of transaction costs relating to the establishment of Nevada Gold Mines and acquiring the shares that we did not already own in Acacia, both occurring in the same prior year period.

BARRICK THIRD QUARTER 2020	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Costs, Net

($ millions)	For the three months ended			For the nine months ended

	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19

Interest expense[a]	88	84	109	260	327

Accretion	9	8	19	33	59

Loss on debt extinguishment	0	0	3	15	3

Interest capitalized	(7)	(4)	(3)	(16)	(8)

Other finance costs	(3)	0	1	(3)	0

Finance income	(6)	(6)	(4)	(22)	(18)

Finance costs, net	81	82	125	267	363

a.

For the three and nine months ended September 30, 2020, interest expense includes approximately $8 million and $25 million, respectively, of non-cash interest expense relating to the gold and silver streaming agreement with Royal Gold, Inc. (June 30, 2020: $8 million and September 30, 2019: $25 million and $75 million, respectively, which is inclusive of amounts relating to the silver streaming agreement with Wheaton Precious Metals Corp.).

Q3 2020 compared to Q2 2020

In the third quarter of 2020, net finance costs were in line with the prior quarter.

Q3 2020 compared to Q3 2019

For the three month period ended September 30, 2020, net finance costs were 35% lower than the same prior year period, primarily due to a decrease in interest expense attributed to the absence of non-cash interest expense on the silver streaming agreement at Pascua-Lama, following the de-recognition of the deferred revenue liability at the end of the fourth quarter of 2019. This was combined with lower accretion resulting from a decrease in interest rates.

YTD Q3 2020 compared to YTD Q3 2019

For the nine month period ended September 30, 2020, net finance costs were 26% lower than the same prior year period, primarily due to a decrease in interest expense attributed to the absence of non-cash interest expense on the silver streaming agreement at Pascua-Lama as described above, combined with lower accretion expense resulting from lower interest rates. This was partially offset by a loss on debt extinguishment relating to the make-whole repurchase in January 2020 of the remaining $337 million of principal on our 3.85% notes due 2022.

Additional Significant Statement of Income Items

($ millions)		For the three months ended		For the nine months ended

	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19

Impairment charges (reversals)	4	23	(872)	(309)	(857)

Loss (gain) on currency translation	16	2	40	34	56

Other expense (income)	(78)	73	(1,851)	(40)	(1,818)

Impairment Charges (Reversals)

Q3 2020 compared to Q2 2020

In the third quarter of 2020, net impairment charges were $4 million compared to $23 million in the prior quarter. We recorded no significant impairment charges or reversals in the third quarter of 2020. The net impairment charge in the second quarter of 2020 relates to miscellaneous assets across multiple sites.

Q3 2020 compared to Q3 2019

For the three month period ended September 30, 2020, net impairment charges were $4 million compared to net impairment reversals of $872 million in the same prior year period. We recorded no significant impairment charges or reversals in the third quarter of 2020. In the third quarter of 2019, the net impairment reversals relate to an impairment reversal at Lumwana of $947 million, partially offset by impairments of land holdings and CHOP infrastructure assets at Cortez.

YTD Q3 2020 compared to YTD Q3 2019

For the nine month period ended September 30, 2020, net impairment reversals were $309 million compared to $857 million in the same prior year period. The net impairment reversal in the current year primarily relates to a $332 million net impairment reversal of our Tanzanian assets resulting from the agreement with the GoT being signed and made effective in the first quarter of 2020. For the nine month period ended September 30, 2019, the net impairment reversals mainly relate to an impairment reversal at Lumwana of $947 million, partially offset by impairments of land holdings and CHOP infrastructure assets at Cortez.

For a further breakdown of impairment charges and reversals, refer to note 13 of the Financial Statements.

Loss (Gain) on Currency Translation

Q3 2020 compared to Q2 2020

Loss on currency translation in the third quarter of 2020 was $16 million compared to $2 million in the prior quarter. The losses incurred during the third quarter of 2020 were primarily due to unrealized foreign currency translation losses relating to the depreciation of the Zambian kwacha. This currency fluctuation resulted in a revaluation of our kwacha denominated value-added tax receivable balances.

Q3 2020 compared to Q3 2019

Loss on currency translation in the third quarter of 2020 was $16 million compared to $40 million in the same prior year period. In the current quarter, the losses mainly related to the depreciation of the Zambian kwacha. In the prior quarter, the losses related to unrealized foreign currency translation losses relating to the depreciation of the Argentine peso. Fluctuations in these currencies versus the US dollar revalue our kwacha and peso denominated value-added tax receivable balances.

YTD Q3 2020 compared to YTD Q3 2019

Loss on currency translation for the nine month period ended September 30, 2020 decreased by $22 million compared to the same prior year period, mainly due to unrealized foreign currency losses relating to the Argentine peso and the Zambian kwacha. Fluctuations in these currencies versus the US dollar revalue our peso and kwacha denominated value-added tax receivable balances. The Argentine peso and Zambian kwacha each weakened against the US dollar due in part to high inflation and economic uncertainty in both countries.

BARRICK THIRD QUARTER 2020	76	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Expense (Income)

Q3 2020 compared to Q2 2020

In the third quarter of 2020, other income was $78 million compared to an expense of $73 million in the prior quarter. Other income in the third quarter of 2020 was $151 million higher than the prior quarter mainly due to a gain of $104 million on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton Precious Metals Corp. Refer to note 3 to the Financial Statements for more information. This was combined with lower care and maintenance expenses at Porgera and lower donations made to host communities relating to the Covid-19 pandemic in the current quarter compared to the prior quarter.

Q3 2020 compared to Q3 2019

For the three month period ended September 30, 2020, other income was $78 million compared to $1,851 million in the same prior year period. Other income in the third quarter of 2020 mainly relates to a gain of $104 million on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton Precious Metals Corp. Refer to note 3 to the Financial Statements for more information. This was partially offset by care and maintenance expenses at Porgera and donations made to host communities relating to the Covid-19 pandemic. For the three month period ended September 30, 2019, other income mainly relates to the gain on the remeasurement of Barrick’s 75% interest in Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines.

YTD Q3 2020 compared to YTD Q3 2019

For the nine month period ended September 30, 2020, other income was $40 million compared to $1,818 million in the same prior year period. Other income in the current year mainly relates to a gain of $104 million on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton Precious Metals Corp. Refer to note 3 to the Financial Statements for more information. This was combined with the gain on the sale of Massawa of $54 million. Other income was partially offset by care and maintenance expenses at Porgera and donations made to host communities relating to the Covid-19 pandemic. Other income in the same prior year period mainly relates to the gain on the remeasurement of Barrick’s 75% interest in Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines.

For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense

Income tax expense was $284 million in the third quarter of 2020. The unadjusted effective income tax rate in the third quarter of 2020 was 18% of the income before income taxes.

The underlying effective income tax rate on ordinary income in the third quarter of 2020 was 25% after adjusting for the impact of impairment charges; the impact of a partial recognition of our previously unrecognized deferred tax asset at Buzwagi; the impact of foreign currency translation losses on deferred tax balances; the impact of non-deductible foreign exchange losses; the impact of Covid-19 donations; the impact of the Porgera mine being placed on care and maintenance; the impact of the remeasurement of our residual cash liability on the silver sale agreement with Wheaton Precious Metals Corp. for Pascua-Lama; and the impact of other expense adjustments.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change. We have significant amounts of deferred tax assets (mostly unrecognized), including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 10 of the Financial Statements.

Nevada Gold Mines

Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12.

Tanzania

On January 24, 2020, Barrick formalized the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. Refer to note 13 to the Financial Statements for further information.

A deferred tax recovery of $5 million was recorded in the third quarter of 2020 due to the recognition of deferred tax assets at Buzwagi.

BARRICK THIRD QUARTER 2020	77	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at 9/30/20	As at 12/31/19

Total cash and equivalents	4,744	3,314

Current assets	3,115	3,573

Non-current assets	38,257	37,505

Total Assets	46,116	44,392

Current liabilities excluding short-term debt	1,730	2,001

Non-current liabilities excluding long-term debt[a]	7,575	7,028

Debt (current and long-term)	5,161	5,536

Total Liabilities	14,466	14,565

Total shareholders’ equity	22,799	21,432

Non-controlling interests	8,851	8,395

Total Equity	31,650	29,827

Total common shares outstanding (millions of shares)[b]	1,778	1,778

Debt, net of cash	417	2,222

Key Financial Ratios:

Current ratio[c]	4.49:1	2.90:1

Debt-to-equity[d]	0.16:1	0.19:1

a.	Non-current financial liabilities as at September 30, 2020 were $5,451 million (December 31, 2019: $5,559 million).
b.	Total common shares outstanding do not include 0.1 million stock options.
c.	Represents current assets divided by current liabilities (including short-term debt) as at September 30, 2020 and December 31, 2019.
d.	Represents debt divided by total shareholders’ equity (including minority interest) as at September 30, 2020 and December 31, 2019.

Balance Sheet Review

Total assets were $46.1 billion at September 30, 2020, approximately $1.7 billion higher than at December 31, 2019, primarily reflecting the non-current asset impairment reversal of $737 million of our Tanzanian assets resulting from the agreement with the GoT being signed and made effective in the first quarter of 2020.

Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable, other government and joint venture related receivables, and cash and equivalents.

Total liabilities at September 30, 2020 were $14.5 billion, which was slightly lower than total liabilities at December 31, 2019. Our liabilities are primarily comprised of debt, other non-current liabilities such as provisions and deferred income tax liabilities, and accounts payable.

Shareholders’ Equity

10/27/2020	Number of shares
Common shares	1,778,125,848

Stock options	79,000

Financial Position and Liquidity

We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments and dividends. To date, we have not experienced significant negative impacts to liquidity as a result of the Covid-19 pandemic. During the third quarter of 2020, cash balances continued to grow and debt, net of cash, was further reduced.

Total cash and cash equivalents as at September 30, 2020 were $4.7 billion. Our capital structure comprises a mix of debt, non-controlling interest (primarily at Nevada Gold Mines) and shareholders’ equity. As at September 30, 2020, our total debt was $5.2 billion (debt, net of cash and equivalents was $0.4 billion) and our debt-to-equity ratio was 0.16:1. This compares to debt as at December 31, 2019 of $5.5 billion (debt, net of cash and equivalents was $2.2 billion), and a debt-to-equity ratio of 0.19:1.

Uses of cash for the remainder of 2020 include capital commitments of $98 million and we expect to incur attributable minesite sustaining and project capital expenditures of approximately $400 to $700 million during the fourth quarter of the year, based on our guidance range on page 36. For the remainder of 2020, we have contractual obligations and commitments of $315 million for supplies and consumables. In addition, we have $135 million in interest payments and other amounts as detailed in the table on page 80. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities

BARRICK THIRD QUARTER 2020	78	MANAGEMENT’S DISCUSSION AND ANALYSIS

in the public markets or to private investors; and drawing on the $3.0 billion available under our undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). Both Moody’s and S&P rate Barrick’s outstanding long-term debt as investment grade. In October 2020, Moody’s upgraded Barrick’s credit rating from Baa2 to Baa1 and in the second quarter of 2020, S&P confirmed Barrick’s BBB rating and revised their outlook on Barrick’s credit rating to Positive from Stable. The key financial covenant in our undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.01:1 as at September 30, 2020 (0.07:1 as at December 31, 2019).

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended			For the nine months ended

	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19

Net cash provided by operating activities	1,859	1,031	1,004	3,779	1,958

Investing activities

Capital expenditures	(548)	(509)	(502)	(1,508)	(1,255)

Investment sales (purchases)	2	206	3	208	(4)

Cash acquired in merger	0	0	0	0	751

Divestitures	0	0	0	256	0

Dividends received from equity method investments	38	29	72	92	104

Other	54	10	44	71	92

Total investing inflows (outflows)	(454)	(264)	(383)	(881)	(312)

Net change in debt[a]	(8)	(7)	(269)	(371)	(303)

Dividends[b]	(141)	(124)	(67)	(387)	(461)

Net disbursements to non-controlling interests	(259)	(217)	(31)	(692)	(45)

Other	0	0	(2)	(15)	(2)

Total financing inflows (outflows)	(408)	(348)	(369)	(1,465)	(811)

Effect of exchange rate	4	(3)	0	(3)	(1)

Increase (decrease) in cash and equivalents	1,001	416	252	1,430	834

a.

The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.

b.

For the three and nine months ended September 30, 2020, we declared and paid dividends per share in US dollars totaling $0.08 and $0.22, respectively (June 30, 2020: declared and paid $0.07; September 30, 2019: declared and paid $0.04; declared $0.08 and paid $0.15, and also paid $2.69 per share to Randgold shareholders, respectively).

Q3 2020 compared to Q2 2020

In the third quarter of 2020, we generated $1,859 million in operating cash flow, compared to $1,031 million in the prior quarter. The increase of $828 million was primarily due to the higher realized gold price1, combined with lower cash taxes paid and lower interest paid due to the timing of semi annual payments on our bonds.

Cash outflows from investing activities in the third quarter of 2020 were $454 million compared to $264 million in the prior quarter. The increase of $190 million was primarily due to increased capital expenditures and a decrease in cash proceeds from net investment sales primarily relating to the sale of shares in Shandong Gold in the prior quarter.

Net financing cash outflows for the third quarter of 2020 amounted to $408 million, compared to $348 million in the prior quarter. The increase of $60 million is primarily due to higher net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interest in Nevada Gold Mines, and higher dividends paid.

Q3 2020 compared to Q3 2019

In the third quarter of 2020, we generated $1,859 million in operating cash flow, compared to $1,004 million in the same prior year period. The increase of $855 million was primarily due to the higher realized gold price1, partially offset by lower gold sales volume and higher cash taxes paid.

Cash outflows from investing activities in the third quarter of 2020 were $454 million compared to $383 million in the same prior year period. The increase of $71 million was primarily due to increased capital expenditures and lower dividends received from equity method investments.

Net financing cash outflows for the third quarter of 2020 amounted to $408 million, compared to $369 million in the same prior year period. The increase of $39 million is primarily due to higher disbursements to non-controlling interests, primarily to Newmont in relation to their interest in Nevada Gold Mines, combined with an increase in dividends paid, reflecting Barrick’s profitability, financial strength and commitment to shareholder returns. This was partially offset by the make-whole repurchase of the outstanding $248 million of principal of our 4.95% notes due 2020 in the third quarter of 2019.

YTD Q3 2020 compared to YTD Q3 2019

For the nine month period ended September 30, 2020, we generated $3,779 million in operating cash flow, compared to $1,958 million in the same prior year period. The increase of $1,821 million was primarily due to the higher realized gold price1, partially offset by lower gold sales volume and higher cash taxes paid.

Cash outflows from investing activities for the nine month period ended September 30, 2020 were $881 million compared to $312 million in the same prior year period. The increase of $569 million was primarily due to higher capital expenditures, mainly as a result of the formation of Nevada Gold Mines. This was further impacted by the difference in current year cash proceeds of $256 million from the sale of Massawa and net investment sales of $208 million primarily from the sale of shares in Shandong Gold, compared to the cash acquired as a result of the Merger of $751 million in the same prior year period.

Net financing cash outflows for the nine month period ended September 30, 2020 amounted to $1,465 million,

BARRICK THIRD QUARTER 2020	79	MANAGEMENT’S DISCUSSION AND ANALYSIS

compared to $811 million in the same prior year period. The increase of $654 million is primarily due to higher disbursements to non-controlling interests driven by the formation of Nevada Gold Mines, combined with the make-whole repurchase of the outstanding $337 million of principal of our 3.85% notes due 2022 in January 2020 whereas in the same prior year period, there was a make-whole repurchase of the outstanding $248 million of principal of our 4.95% notes due 2020. This was partially offset by lower dividends paid as even though dividends per share to Barrick shareholders have increased year over year, we paid a dividend to former Randgold shareholders in the same prior year period.

COMMITMENTS AND CONTINGENCIES

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 17 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at 9/30/20
	2020	2021	2022	2023	2024	2025 and thereafter	Total

Debt[a]

Repayment of principal	0	7	0	0	0	5,109	5,116

Capital leases	4	13	9	6	4	32	68

Interest	135	308	307	307	306	4,447	5,810

Provisions for environmental rehabilitation[b]	124	170	194	172	127	2,254	3,041

Restricted share units	13	29	11	0	0	0	53

Pension benefits and other post-retirement benefits	1	3	3	2	2	32	43

Minimum royalty payments[c]	0	0	0	1	1	1	3

Purchase obligations for supplies and consumables[d]	315	304	149	134	120	639	1,661

Capital commitments[e]	98	52	8	0	0	0	158

Social development costs[f]	8	11	5	5	5	60	94

Deposit on Pascua-Lama silver sale agreement[g]	0	0	0	0	0	253	253

Total	698	897	686	627	565	12,827	16,300

a.

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at September 30, 2020. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

b.	Provisions for environmental rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
c.	Minimum royalty payments are related to continuing operations and are presented net of recoverable amounts.
d.	Purchase obligations for supplies and consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
e.	Capital commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
f.	Social development costs - Includes a commitment of $14 million in 2025 and thereafter related to the funding of a power transmission line in Argentina.
g.	Deposit on Pascua-Lama silver sale agreement - Relates to our silver sale agreement with Wheaton Precious Metals Corp.

BARRICK THIRD QUARTER 2020	80	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Informationa

($ millions, except where indicated)	2020	2020	2020	2019	2019	2019	2019	2018

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	3,540	3,055	2,721	2,883	2,678	2,063	2,093	1,904

Realized price per ounce – gold[b]	1,926	1,725	1,589	1,483	1,476	1,317	1,307	1,223

Realized price per pound – copper[b]	3.28	2.79	2.23	2.76	2.55	2.62	3.07	2.76

Cost of sales	1,927	1,900	1,776	1,987	1,889	1,545	1,490	1,577

Net earnings (loss)	882	357	400	1,387	2,277	194	111	(1,197)

Per share (dollars)[c]	0.50	0.20	0.22	0.78	1.30	0.11	0.06	(1.02)

Adjusted net earnings[b]	726	415	285	300	264	154	184	69

Per share (dollars)[b,c]	0.41	0.23	0.16	0.17	0.15	0.09	0.11	0.06

Operating cash flow	1,859	1,031	889	875	1,004	434	520	411

Cash capital expenditures	548	509	451	446	502	379	374	374

Free cash flow[b]	1,311	522	438	429	502	55	146	37

a.	Sum of all the quarters may not add up to the annual total due to rounding.
b.

Realized price, adjusted net earnings, adjusted net earnings per share and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

c.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site based leadership teams and a portfolio of Tier One13 assets. This combined with rising gold prices has resulted in stronger operating cash flows. The positive free cash flow1 generated, together with the proceeds from various divestitures, have allowed us to continue to strengthen our balance sheet over the past two years and to increase returns to shareholders.

These same fundamentals have also driven the higher net earnings in recent quarters. Prior to that, starting in the first quarter of 2019, the Merger resulted in the commencement of the contribution of Randgold’s operations to Barrick’s net earnings and cash flows. Net earnings has also been impacted by the following items in each quarter which have been excluded from adjusted net earnings1. In the first quarter of 2020, we recorded a net impairment reversal of $115 million (net of tax effects), resulting from the agreement with the GoT being signed and made effective in the first quarter of 2020. In the fourth quarter of 2019, we recorded $22 million (net of tax and non-controlling interests) of net impairment charges, mainly relating to a charge at Pascua-Lama of $296 million (no tax impact), partially offset by a net impairment reversal at Pueblo Viejo of $277 million (net of taxes and non-controlling interest). We also recorded a $628 million (no tax impact) gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton Precious Metals Corp., a gain of $408 million (no tax impact) resulting from the sale of our 50% interest in Kalgoorlie, and a gain of $216 million (no tax impact) on a settlement of customs duty and indirect taxes at Lumwana. In the third quarter of 2019, net earnings and cash flows were impacted by the formation of Nevada Gold Mines and the commencement of the contribution of its operations to Barrick’s net earnings and cash flows. Net earnings in the third quarter of 2019 included a $1.5 billion (net of tax effects) gain on the remeasurement of Turquoise Ridge as a result of its contribution to Nevada Gold Mines and a $663 million (net of tax effects) impairment reversal at Lumwana. In the fourth quarter of 2018, we recorded $319 million (net of tax effects and non-controlling interests) of net asset impairments primarily relating to $160 million of non-current assets and $154 million of goodwill at the Veladero mine. We also recorded in the fourth quarter of 2018 an inventory impairment of $166 million at Lagunas Norte, which was included in cost of sales.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2019 annual MD&A.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in our internal controls over financial reporting during the three months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the President and Chief Executive Officer and Senior Executive Vice-President and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

BARRICK THIRD QUARTER 2020	81	MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit and Risk Committee of the Board of Directors, and the Audit and Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require Management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Acquisition/disposition gains/losses;
•	Foreign currency translation gains/losses;
•	Significant tax adjustments; and
•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/ disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not include the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

BARRICK THIRD QUARTER 2020	82	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended			For the nine months ended
	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19
Net earnings attributable to equity holders of the Company	882	357	2,277	1,639	2,582

Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[a]	4	23	(872)	(309)	(857)

Acquisition/disposition (gains) losses[b]	(2)	8	(1,901)	(54)	(1,913)

Loss (gain) on currency translation	16	2	40	34	56

Significant tax adjustments[c]	(66)	(7)	35	(117)	(40)

Other expense adjustments[d]	(90)	48	53	56	158

Tax effect and non-controlling interest[e]	(18)	(16)	631	177	616
Adjusted net earnings	726	415	264	1,426	602
Net earnings per share[f]	0.50	0.20	1.30	0.92	1.47

Adjusted net earnings per share[f]	0.41	0.23	0.15	0.80	0.34

[a].

For the three month period ended September 30, 2020, we recorded no significant impairment charges or reversals. For the nine month period ended September 30, 2020, net impairment reversals primarily relate to non-current asset reversals at our Tanzanian assets. Net impairment reversals for the three and nine month periods ended September 30, 2019 mainly relate to non-current asset reversals at Lumwana, partially offset by impairments at Cortez and Lagunas Norte.

[b].

Acquisition/disposition gains for the nine month period ended September 30, 2020 primarily relate to the gain on the sale of Massawa. For the three and nine months ended September 30, 2019, acquisition/disposition gains primarily relate to the gain on the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines.

[c].

Significant tax adjustments for the nine month period ended September 30, 2020 mainly relates to deferred tax recoveries as a result of tax reform measures in Argentina and adjustments made in recognition of the net settlement of all outstanding disputes with the GoT.

[d].

Other expense adjustments for the three and nine month period ended September 30, 2020 primarily relate to the gain on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton Precious Metals Corp., partially offset by care and maintenance expenses at Porgera and Covid-19 donations. For the three month period ended June 30, 2020, other expense adjustments primarily relate to care and maintenance expenses at Porgera and Covid-19 donations. The nine month period ended September 30, 2020 was further impacted by changes in the discount rate assumptions on our closed mine rehabilitation provision. For the three and nine month periods ended September 30, 2019, other expense adjustments primarily relate to severance costs as a result of the implementation of a number of organizational reductions, the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and transaction costs related to Nevada Gold Mines and Acacia.

[e].

Tax effect and non-controlling interest for the three and nine month periods ended September 30, 2019 primarily relates to the net impairment reversals related to long-lived assets and acquisition gains.

[f].	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under

IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended			For the nine months ended
	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19
Net cash provided by operating activities	1,859	1,031	1,004	3,779	1,958

Capital expenditures	(548)	(509)	(502)	(1,508)	(1,255)
Free cash flow	1,311	522	502	2,271	703

BARRICK THIRD QUARTER 2020	83	MANAGEMENT’S DISCUSSION AND ANALYSIS

Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and include sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity and will not benefit production for at least 12 months) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK THIRD QUARTER 2020	84	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended			For the nine months ended
	Footnote	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19
Cost of sales applicable to gold production		1,768	1,740	1,831	5,151	4,618

Depreciation		(508)	(498)	(538)	(1,480)	(1,353)

Cash cost of sales applicable to equity method investments		53	62	45	156	169

By-product credits		(84)	(59)	(48)	(172)	(95)

Realized (gains) losses on hedge and non-hedge derivatives	a	0	1	1	1	0

Non-recurring items	b	0	0	(4)	0	(33)

Other	c	(24)	(26)	(19)	(77)	(65)

Non-controlling interests	d	(337)	(336)	(339)	(989)	(552)
Total cash costs		868	884	929	2,590	2,689
General & administrative costs		50	71	68	161	181

Minesite exploration and evaluation costs	e	19	23	22	57	45

Minesite sustaining capital expenditures	f	415	420	406	1,205	926

Sustaining leases		9	10	5	19	23

Rehabilitation - accretion and amortization (operating sites)	g	13	12	28	39	58

Non-controlling interest, copper operations and other	h	(166)	(158)	(184)	(438)	(335)
All-in sustaining costs		1,208	1,262	1,274	3,633	3,587
Project exploration and evaluation and project costs	e	53	55	64	164	213

Community relations costs not related to current operations		0	0	1	1	2

Project capital expenditures	f	126	85	96	287	324

Rehabilitation - accretion and amortization (non-operating sites)	g	3	4	5	9	19

Non-controlling interest and copper operations and other	h	(47)	(36)	(46)	(100)	(77)
All-in costs		1,343	1,370	1,394	3,994	4,068
Ounces sold - equity basis (000s ounces)	i	1,249	1,224	1,318	3,693	4,055
Cost of sales per ounce	j,k	1,065	1,075	1,065	1,054	991
Total cash costs per ounce	k	696	716	710	701	663

Total cash costs per ounce (on a co-product basis)	k,l	742	747	735	732	680
All-in sustaining costs per ounce	k	966	1,031	984	984	883

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,012	1,062	1,009	1,015	900
All-in costs per ounce	k	1,076	1,118	1,074	1,082	999

All-in costs per ounce (on a co-product basis)	k,l	1,122	1,149	1,099	1,113	1,016

a.	Realized (gains) losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil and $nil, respectively, for the three and nine month periods ended September 30, 2020 (June 30, 2020: $nil and September 30, 2019: $nil and $nil, respectively), and realized non-hedge losses of $nil and $1 million, respectively, for the three and nine month periods ended September 30, 2020 (June 30, 2020: $1 million and September 30, 2019: $1 million and $nil, respectively). Refer to note 5 to the Financial Statements for further information.

b.	Non-recurring items

Non-recurring items in 2019 relate to organizational restructuring. These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

c.	Other

Other adjustments for the three and nine month period ended September 30, 2020 include the removal of total cash costs and by-product credits associated with: our Pierina mine; Golden Sunlight and Morila starting in the third quarter of 2019; and Lagunas Norte starting in the fourth quarter of 2019, which all are mining incidental ounces as they enter closure of $27 million and $78 million, respectively, (June 30, 2020: $26 million; September 30, 2019: $19 million and $57 million, respectively).

d.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $508 million and $1,469 million, respectively, for the three and nine month periods ended September 30, 2020 (June 30, 2020: $495 million and September 30, 2019: $504 million and $827 million, respectively). Non- controlling interests include Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, Buzwagi (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and Nevada Gold Mines starting July 1, 2019. Refer to note 5 to the Financial Statements for further information.

e.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 75 of this MD&A.

BARRICK THIRD QUARTER 2020	85	MANAGEMENT’S DISCUSSION AND ANALYSIS

f.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are the expansion project at Pueblo Viejo, the Goldrush exploration declines, the restart of mining activities at Bulyanhulu, and construction of the third shaft at Turquoise Ridge. Refer to page 74 of this MD&A.

g.	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of North Mara, Bulyanhulu and Buzwagi (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience), Pueblo Viejo, Loulo-Gounkoto and Tongon operating segments and South Arturo (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines). Also removes the non-controlling interest of Nevada Gold Mines starting July 1, 2019. It also includes capital expenditures applicable to equity method investments. Figures remove the impact of Pierina; Golden Sunlight and Morila starting in the third quarter of 2019; and Lagunas Norte starting in the fourth quarter of 2019. The impact is summarized as the following:

($ millions)	For the three months ended			For the nine months ended
Non-controlling interest, copper operations and other	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19
General & administrative costs	(6)	(8)	(22)	(20)	(55)

Minesite exploration and evaluation expenses	(5)	(8)	(9)	(16)	(10)

Rehabilitation - accretion and amortization (operating sites)	(3)	(4)	(10)	(11)	(12)

Minesite sustaining capital expenditures	(152)	(138)	(143)	(391)	(258)
All-in sustaining costs total	(166)	(158)	(184)	(438)	(335)
Project exploration and evaluation and project costs	(9)	(9)	(12)	(21)	(40)

Project capital expenditures	(38)	(27)	(34)	(79)	(37)
All-in costs total	(47)	(36)	(46)	(100)	(77)

i.	Ounces sold - equity basis

Figures remove the impact of: Pierina; Golden Sunlight and Morila starting in the third quarter of 2019; and Lagunas Norte starting in the fourth quarter of 2019, which are producing incidental ounces as they reach the end of their mine lives.

j.	Cost of sales per ounce

Figures remove the cost of sales impact of: Pierina of $4 million and $14 million, respectively, for the three and nine month periods ended September 30, 2020 (June 30, 2020: $4 million and September 30, 2019: $44 million and $71 million, respectively); starting in the third quarter of 2019, Golden Sunlight of $nil and $nil, respectively, for the three and nine month periods ended September 30, 2020 (June 30, 2020: $nil and September 30, 2019: $1 million and $1 million, respectively) and Morila of $7 million and $20 million, respectively, for the three and nine month periods ended September 30, 2020 (June 30, 2020: $8 million and September 30, 2019: $10 million and $10 million, respectively); and starting in the fourth quarter of 2019, Lagunas Norte of $22 million and $66 million, respectively, for the three and nine month periods ended September 30, 2020 (June 30, 2020: $23 million and September 30, 2019: $nil and $nil, respectively), which are mining incidental ounces as these sites enter closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non- controlling interest of 40% Pueblo Viejo, 20% of Loulo-Gounkoto, 10.3% of Tongon, 16% North Mara, Bulyanhulu and Buzwagi starting January 1, 2020, the effective date of the GoT’s free carried interest (36.1% up until September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and 40% South Arturo from cost of sales (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines)), divided by attributable gold ounces. The non-controlling interest of 38.5% Nevada Gold Mines is also removed from cost of sales from July 1, 2019 onwards.

k.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended			For the nine months ended
	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19
By-product credits	84	59	48	172	95

Non-controlling interest	(29)	(22)	(16)	(65)	(31)
By-product credits (net of non-controlling interest)	55	37	32	107	64

BARRICK THIRD QUARTER 2020	86	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating site

($ millions, except per ounce information in dollars)					For the three months ended 9/30/20
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	North America
Cost of sales applicable to gold production		440	198	136	64	90	928	69	997

Depreciation		(82)	(54)	(41)	(48)	(23)	(248)	(8)	(256)

By-product credits		(1)	(1)	(2)	0	(39)	(43)	(1)	(44)

Non-recurring items	f	0	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0	0

Non-controlling interests		(137)	(55)	(36)	(6)	(10)	(244)	0	(244)
Total cash costs		220	88	57	10	18	393	60	453
General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	7	1	2	1	0	11	0	11

Minesite sustaining capital expenditures	h	97	64	6	10	6	189	21	210

Sustaining leases		0	0	0	0	0	0	0	0

Rehabilitation - accretion and amortization (operating sites)	i	2	3	0	0	1	6	0	6

Non-controlling interests		(41)	(26)	(3)	(4)	(2)	(78)	0	(78)
All-in sustaining costs		285	130	62	17	23	521	81	602
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0

Project capital expenditures	h	0	20	15	0	0	59	0	59

Non-controlling interests		0	(7)	(6)	0	0	(24)	0	(24)
All-in costs		285	143	71	17	23	556	81	637
Ounces sold - equity basis (000s ounces)		275	115	76	45	31	542	55	597
Cost of sales per ounce	j,k	985	1,060	1,097	877	1,773	1,060	1,257	1,078
Total cash costs per ounce	k	800	763	745	212	520	723	1,099	758

Total cash costs per ounce (on a co-product basis)	k,l	802	768	766	216	1,308	774	1,104	805
All-in sustaining costs per ounce	k	1,036	1,133	805	384	659	956	1,497	1,006

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,038	1,138	826	388	1,447	1,007	1,502	1,053
All-in costs per ounce	k	1,036	1,236	929	384	659	1,025	1,502	1,069

All-in costs per ounce (on a co-product basis)	k,l	1,038	1,241	950	388	1,447	1,076	1,507	1,116

BARRICK THIRD QUARTER 2020	87	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the three months ended 9/30/20
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		169	49	218

Depreciation		(56)	(17)	(73)

By-product credits		(17)	(1)	(18)

Non-recurring items	f	0	0	0

Other		0	0	0

Non-controlling interests		(38)	0	(38)
Total cash costs		58	31	89
General & administrative costs		0	0	0

Minesite exploration and evaluation costs	g	0	0	0

Minesite sustaining capital expenditures	h	32	18	50

Sustaining leases		0	1	1

Rehabilitation - accretion and amortization (operating sites)	i	1	1	2

Non-controlling interests		(13)	0	(13)
All-in sustaining costs		78	51	129
Project exploration and evaluation and project costs	g	1	0	1

Project capital expenditures	h	18	0	18

Non-controlling interests		(7)	0	(7)
All-in costs		90	51	141
Ounces sold - equity basis (000s ounces)		129	43	172
Cost of sales per ounce	j,k	791	1,136	877
Total cash costs per ounce	k	450	708	515

Total cash costs per ounce (on a co-product basis)	k,l	527	743	581
All-in sustaining costs per ounce	k	609	1,159	746

All-in sustaining costs per ounce (on a co-product basis)	k,l	686	1,194	812
All-in costs per ounce	k	697	1,159	813

All-in costs per ounce (on a co-product basis)	k,l	774	1,194	879

BARRICK THIRD QUARTER 2020	88	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)				For the three months ended 9/30/20
	Footnote	Loulo- Gounkoto	Kibali	North Mara[n]	Tongon	Bulyanhulu[n]	Buzwagi[n]	Africa & Middle East
Cost of sales applicable to gold production		185	99	73	96	82	79	614

Depreciation		(69)	(43)	(20)	(43)	(28)	(4)	(207)

By-product credits		0	0	(1)	0	(6)	(14)	(21)

Non-recurring items	f	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0

Non-controlling interests		(23)	0	(8)	(6)	(8)	(9)	(54)
Total cash costs		93	56	44	47	40	52	332
General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	3	0	0	0	0	0	3

Minesite sustaining capital expenditures	h	77	14	7	2	2	0	102

Sustaining leases		0	5	0	0	0	0	5

Rehabilitation - accretion and amortization (operating sites)	i	2	0	1	0	1	0	4

Non-controlling interests		(16)	0	(1)	0	0	0	(17)
All-in sustaining costs		159	75	51	49	43	52	429
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0

Project capital expenditures	h	11	0	13	0	18	0	42

Non-controlling interests		(2)	0	(2)	0	(3)	0	(7)
All-in costs		168	75	62	49	58	52	464
Ounces sold - equity basis (000s ounces)		136	91	69	65	46	73	480
Cost of sales per ounce	j,k	1,088	1,088	903	1,329	1,502	907	1,106
Total cash costs per ounce	k	682	617	649	731	874	687	691

Total cash costs per ounce (on a co-product basis)	k,l	682	622	656	732	996	863	732
All-in sustaining costs per ounce	k	1,161	817	758	777	913	693	891

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,161	822	765	778	1,035	869	932
All-in costs per ounce	k	1,229	823	912	778	1,243	693	965

All-in costs per ounce (on a co-product basis)	k,l	1,229	828	919	779	1,365	869	1,006

BARRICK THIRD QUARTER 2020	89	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the three months ended 6/30/20
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	North America
Cost of sales applicable to gold production		395	187	136	63	108	889	68	957

Depreciation		(70)	(56)	(40)	(44)	(27)	(237)	(10)	(247)

By-product credits		(1)	0	0	0	(36)	(37)	0	(37)

Non-recurring items	f	0	0	0	0	0	0		0

Other		0	0	0	0	0	0	0	0

Non-controlling interests		(125)	(51)	(37)	(7)	(18)	(238)	0	(238)
Total cash costs		199	80	59	12	27	377	58	435
General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	7	3	4	3	1	18	0	18

Minesite sustaining capital expenditures	h	97	67	5	5	13	193	19	212

Sustaining leases		0	0	0	0	0	0	0	0

Rehabilitation - accretion and amortization (operating sites)	i	2	3	0	1	0	6	1	7

Non-controlling interests		(41)	(28)	(4)	(3)	(5)	(87)	0	(87)
All-in sustaining costs		264	125	64	18	36	507	78	585
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0

Project capital expenditures	h	0	17	8	0	0	57	0	57

Non-controlling interests		0	(7)	(2)	0	0	(20)	0	(20)
All-in costs		264	135	70	18	36	544	78	622
Ounces sold - equity basis (000s ounces)		234	132	79	38	39	522	54	576
Cost of sales per ounce	j,k	1,037	870	1,073	1,009	1,726	1,055	1,268	1,075
Total cash costs per ounce	k	850	613	753	308	725	728	1,080	761

Total cash costs per ounce (on a co-product basis)	k,l	851	613	753	308	1,293	797	1,087	824
All-in sustaining costs per ounce	k	1,130	950	829	430	957	985	1,456	1,029

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,131	950	829	430	1,525	1,054	1,463	1,092
All-in costs per ounce	k	1,130	1,031	894	430	957	1,052	1,456	1,090

All-in costs per ounce (on a co-product basis)	k,l	1,131	1,031	894	430	1,525	1,121	1,463	1,153

BARRICK THIRD QUARTER 2020	90	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)			For the three months ended 6/30/20
	Footnote	Pueblo Viejo	Veladero	Porgera°	Latin America & Asia Pacific
Cost of sales applicable to gold production		178	43	26	247

Depreciation		(54)	(13)	(6)	(73)

By-product credits		(13)	(1)	(1)	(15)

Non-recurring items	f				0

Other		0	0	0	0

Non-controlling interests		(44)	0	0	(44)
Total cash costs		67	29	19	115

General & administrative costs		0	0	0	0

Minesite exploration and evaluation costs	g	0	0	0	0

Minesite sustaining capital expenditures	h	26	20	2	48

Sustaining leases		0	1	1	2

Rehabilitation - accretion and amortization (operating sites)	i	2	1	0	3

Non-controlling interests		(11)	0	0	(11)
All-in sustaining costs		84	51	22	157

Project exploration and evaluation and project costs	g	0	0	0	0

Project capital expenditures	h	9	0	0	9

Non-controlling interests		(3)	0	0	(3)
All-in costs		90	51	22	163
Ounces sold - equity basis (000s ounces)		115	35	24	174
Cost of sales per ounce	j,k	935	1,228	1,141	1,023
Total cash costs per ounce	k	579	801	875	664

Total cash costs per ounce (on a co-product basis)	k,l	649	840	884	743
All-in sustaining costs per ounce	k	720	1,383	1,046	900

All-in sustaining costs per ounce (on a co-product basis)	k,l	790	1,422	1,055	979
All-in costs per ounce	k	763	1,383	1,046	929

All-in costs per ounce (on a co-product basis)	k,l	833	1,422	1,055	1,008

BARRICK THIRD QUARTER 2020	91	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the three months ended 6/30/20
	Footnote	Loulo- Gounkoto	Kibali	North Mara[n]	Tongon	Bulyanhulu[n]	Buzwagi[n]	Africa & Middle East
Cost of sales applicable to gold production		200	101	84	96	60	61	602

Depreciation		(74)	(42)	(25)	(45)	(23)	(2)	(211)

By-product credits		0	(1)	0	0	(4)	(9)	(14)

Non-recurring items	f							0

Other		0	0	0	0	0	0	0

Non-controlling interests		(25)	0	(9)	(5)	(5)	(8)	(52)
Total cash costs		101	58	50	46	28	42	325

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	4	1	0	1	0	0	6

Minesite sustaining capital expenditures	h	70	9	34	3	3	1	120

Sustaining leases		2	2	0	1	0	1	6

Rehabilitation - accretion and amortization (operating sites)	i	1	1	1	0	0	0	3

Non-controlling interests		(16)	0	(6)	(1)	(1)	0	(24)
All-in sustaining costs		162	71	79	50	30	44	436

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0

Project capital expenditures	h	0	1	2	0	7	0	10

Non-controlling interests		0	0	(1)	0	(1)	0	(2)
All-in costs		162	72	80	50	36	44	444
Ounces sold - equity basis (000s ounces)		157	96	67	68	30	56	474
Cost of sales per ounce	j,k	1,012	1,067	1,040	1,275	1,658	909	1,094
Total cash costs per ounce	k	639	617	724	688	950	751	687

Total cash costs per ounce (on a co-product basis)	k,l	639	620	730	689	1,030	865	711
All-in sustaining costs per ounce	k	1,030	739	1,166	745	1,014	770	919

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,030	742	1,172	746	1,094	884	943
All-in costs per ounce	k	1,030	750	1,195	745	1,214	770	938

All-in costs per ounce (on a co-product basis)	k,l	1,030	753	1,201	746	1,294	884	962

BARRICK THIRD QUARTER 2020	92	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)						For the three months ended 9/30/19
	Footnote	Nevada Gold Mines[e]	Cortez[b]	Carlin[a]	Turquoise Ridge[c]	Phoenix[d]	Long Canyon[d]	Pueblo Viejo	Loulo- Gounkoto	Kibali
Cost of sales applicable to gold production		897	170	445	168	68	46	181	199	107

Depreciation		(270)	(53)	(101)	(70)	(14)	(32)	(48)	(76)	(57)

By-product credits		(25)	(1)	(1)	(1)	(22)	0	(17)	0	0

Non-recurring items	f	0	0	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0	0	0

Non-controlling interests		(233)	(45)	(133)	(37)	(13)	(5)	(48)	(25)	0
Total cash costs		369	71	210	60	19	9	68	98	50

General & administrative costs		0	0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	12	2	5	2	0	3	0	3	0

Minesite sustaining capital expenditures	h	188	36	102	27	14	9	27	60	13

Sustaining leases		1	0	0	1	0	0	0	2	0

Rehabilitation -accretion and amortization (operating sites)	i	20	4	8	3	4	1	3	0	0

Non-controlling interests		(86)	(15)	(48)	(12)	(6)	(5)	(12)	(13)	0
All-in sustaining costs		504	98	277	81	31	17	86	150	63

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0	0

Project capital expenditures	h	85	49	0	13	0	0	0	1	1

Non-controlling interests		(31)	(18)	0	(5)	0	0	0	(1)	0
All-in costs		558	129	277	89	31	17	86	150	64
Ounces sold - equity basis (000s ounces)		537	126	272	96	19	24	136	155	89
Cost of sales per ounce	j,k	1,027	829	1,007	1,077	2,186	1,170	807	1,018	1,187
Total cash costs per ounce	k	693	570	775	622	1,010	353	504	630	554

Total cash costs per ounce (on a co-product basis)	k,l	694	571	776	622	1,734	355	587	630	554
All-in sustaining costs per ounce	k	946	772	1,014	840	1,622	714	631	966	703

All-in sustaining costs per ounce (on a co-product basis)	k,l	947	773	1,015	840	2,346	716	714	966	703
All-in costs per ounce	k	1,048	1,020	1,014	927	1,622	714	636	971	717

All-in costs per ounce (on a co-product basis)	k,l	1,049	1,021	1,015	927	2,346	716	719	971	717

BARRICK THIRD QUARTER 2020	93	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)						For the three months ended 9/30/19
	Footnote	Veladero	Kalgoorlie[m]	Tongon	Porgera[o]	Hemlo	Lagunas Norte	North Mara[n]	Bulyanhulu[n]	Buzwagi[n]
Cost of sales applicable to gold production		72	60	102	77	55	54	53	10	35

Depreciation		(25)	(10)	(44)	(11)	(6)	(5)	(17)	(4)	(3)

By-product credits		(1)	0	0	(1)	(1)	(2)	0	0	(1)

Non-recurring items	f	0	0	0	0	(1)	(3)	0	0	0

Other		0	0	0	0	0	0	0	0	0

Non-controlling interests		0	0	(6)	0	0	0	(12)	(3)	(12)
Total cash costs		46	50	52	65	47	44	24	3	19
General & administrative costs		0	0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	1	2	0	0	0	1	0	0	0

Minesite sustaining capital expenditures	h	19	15	4	14	15	0	13	1	0

Sustaining leases		1	1	1	1	0	0	0	0	0

Rehabilitation - accretion and amortization (operating sites)	i	1	0	0	(1)	1	2	0	0	1

Non-controlling interests		0	0	0	0	0	0	(5)	0	0
All-in sustaining costs		68	68	57	79	63	47	32	4	20
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0	0

Project capital expenditures	h	0	0	0	0	0	0	2	0	0

Non-controlling interests		0	0	0	0	0	0	(1)	1	0
All-in costs		68	68	57	79	63	47	33	5	20
Ounces sold - equity basis (000s ounces)		59	58	66	75	50	33	36	5	18
Cost of sales per ounce	j,k	1,243	1,037	1,396	1,024	1,083	1,661	907	1,288	1,292
Total cash costs per ounce	k	773	856	793	868	953	1,327	603	729	1,202

Total cash costs per ounce (on a co-product basis)	k,l	799	859	795	878	956	1,374	608	754	1,210
All-in sustaining costs per ounce	k	1,142	1,170	869	1,053	1,280	1,422	850	769	1,220

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,168	1,173	871	1,063	1,283	1,469	855	794	1,228
All-in costs per ounce	k	1,142	1,170	869	1,053	1,280	1,422	886	866	1,220

All-in costs per ounce (on a co-product basis)	k,l	1,168	1,173	871	1,063	1,283	1,469	891	891	1,228

BARRICK THIRD QUARTER 2020	94	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the nine months ended 9/30/2020
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	North America
Cost of sales applicable to gold production		1,239	567	419	172	276	2,673	202	2,875

Depreciation		(232)	(164)	(132)	(122)	(72)	(722)	(28)	(750)

By-product credits		(2)	(1)	(3)	0	(95)	(101)	(1)	(102)

Non-recurring items	f	0	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0	0

Non-controlling interests		(387)	(155)	(110)	(19)	(42)	(713)	0	(713)
Total cash costs		618	247	174	31	67	1,137	173	1,310
General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	17	6	7	5	1	36	0	36

Minesite sustaining capital expenditures	h	285	207	29	23	26	591	59	650

Sustaining leases		0	0	0	0	0	0	0	0

Rehabilitation - accretion and amortization (operating sites)	i	6	10	0	1	2	19	1	20

Non-controlling interests		(119)	(86)	(14)	(11)	(10)	(248)	0	(248)
All-in sustaining costs		807	384	196	49	86	1,535	233	1,768
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0

Project capital expenditures	h	0	43	37	0	0	150	0	150

Non-controlling interests		0	(16)	(14)	0	0	(57)	0	(57)
All-in costs		807	411	219	49	86	1,628	233	1,861
Ounces sold - equity basis (000s ounces)		765	375	242	110	100	1,592	167	1,759
Cost of sales per ounce	j,k	996	931	1,066	960	1,697	1,039	1,213	1,056
Total cash costs per ounce	k	807	660	720	278	665	714	1,040	745

Total cash costs per ounce (on a co-product basis)	k,l	808	662	728	280	1,251	753	1,044	781
All-in sustaining costs per ounce	k	1,055	1,026	813	443	852	964	1,409	1,006

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,056	1,028	821	445	1,438	1,003	1,413	1,042
All-in costs per ounce	k	1,055	1,096	908	443	852	1,023	1,411	1,060

All-in costs per ounce (on a co-product basis)	k,l	1,056	1,098	916	445	1,438	1,062	1,415	1,096

BARRICK THIRD QUARTER 2020	95	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)			For the nine months ended 9/30/2020
	Footnote	Pueblo Viejo	Veladero	Porgera°	Latin America & Asia Pacific
Cost of sales applicable to gold production		532	159	101	792

Depreciation		(163)	(52)	(20)	(235)

By-product credits		(42)	(3)	(1)	(46)

Non-recurring items	f	0	0	0	0

Other		0	0	0	0

Non-controlling interests		(130)	0	0	(130)
Total cash costs		197	104	80	381
General & administrative costs		0	0	0	0

Minesite exploration and evaluation costs	g	0	0	2	2

Minesite sustaining capital expenditures	h	86	63	11	160

Sustaining leases		0	1	3	4

Rehabilitation - accretion and amortization (operating sites)	i	4	3	0	7

Non-controlling interests		(36)	0	0	(36)
All-in sustaining costs		251	171	96	518

Project exploration and evaluation and project costs	g	3	0	0	3

Project capital expenditures	h	27	15	0	42

Non-controlling interests		(11)	0	0	(11)
All-in costs		270	186	96	552
Ounces sold - equity basis (000s ounces)		388	135	87	610
Cost of sales per ounce	j,k	825	1,180	1,168	952
Total cash costs per ounce	k	508	766	925	624

Total cash costs per ounce (on a co-product basis)	k,l	571	790	931	671
All-in sustaining costs per ounce	k	648	1,263	1,102	849

All-in sustaining costs per ounce (on a co-product basis)	k,l	711	1,287	1,108	896
All-in costs per ounce	k	694	1,376	1,102	901

All-in costs per ounce (on a co- product basis)	k,l	757	1,400	1,108	948

BARRICK THIRD QUARTER 2020	96	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the nine months ended 9/30/2020
	Footnote	Loulo- Gounkoto	Kibali	North Mara[n]	Tongon	Bulyanhulu[n]	Buzwagi[n]	Africa & Middle East
Cost of sales applicable to gold production		538	293	236	281	156	179	1,683

Depreciation		(202)	(126)	(70)	(127)	(59)	(9)	(593)

By-product credits		0	(1)	(2)	0	(10)	(23)	(36)

Non-recurring items	f	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0

Non-controlling interests		(67)	0	(26)	(16)	(14)	(23)	(146)
Total cash costs		269	166	138	138	73	124	908

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	9	2	0	2	0	0	13

Minesite sustaining capital expenditures	h	186	38	55	7	6	1	293

Sustaining leases		2	7	0	1	0	1	11

Rehabilitation - accretion and amortization (operating sites)	i	4	1	3	0	1	0	9

Non-controlling interests		(40)	0	(9)	(1)	(1)	0	(51)
All-in sustaining costs		430	214	187	147	79	126	1,183

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0

Project capital expenditures	h	11	1	17	0	26	0	55

Non-controlling interests		(2)	0	(3)	0	(4)	0	(9)
All-in costs		439	215	201	147	101	126	1,229
Ounces sold - equity basis (000s ounces)		416	275	206	191	83	153	1,324
Cost of sales per ounce	j,k	1,034	1,067	967	1,322	1,574	981	1,100
Total cash costs per ounce	k	646	606	673	725	885	803	686

Total cash costs per ounce (on a co-product basis)	k,l	646	609	680	726	983	930	709
All-in sustaining costs per ounce	k	1,031	776	911	769	949	815	892

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,031	779	918	770	1,047	942	915
All-in costs per ounce	k	1,053	781	979	769	1,215	815	927

All-in costs per ounce (on a co-product basis)	k,l	1,053	784	986	770	1,313	942	950

BARRICK THIRD QUARTER 2020	97	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)						For the nine months ended 9/30/2019
	Footnote	Nevada Gold Mines[e]	Cortez[b]	Carlin[a]	Turquoise Ridge[c]	Phoenix[d]	Long Canyon[d]	Pueblo Viejo	Loulo- Gounkoto	Kibali
Cost of sales applicable to gold production		1,807	549	874	270	68	46	532	565	297

Depreciation		(533)	(182)	(220)	(85)	(14)	(32)	(141)	(222)	(144)

By-product credits		(25)	(1)	(1)	(1)	(22)	0	(49)	0	0

Non-recurring items	f	(9)	0	(9)	0	0	0	(1)	0	0

Other		0	0	0	0	0	0	0	0	0

Non-controlling interests		(234)	(45)	(134)	(37)	(13)	(5)	(139)	(69)	0
Total cash costs		1,006	321	510	147	19	9	202	274	153

General & administrative costs		0	0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	20	5	9	3	0	3	0	7	1

Minesite sustaining capital expenditures	h	343	64	215	41	14	9	84	119	32

Sustaining leases		1	0	0	1	0	0	0	3	0

Rehabilitation -accretion and amortization (operating sites)	i	30	12	10	3	4	1	6	0	0

Non-controlling interests		(95)	(15)	(57)	(12)	(6)	(5)	(36)	(26)	0
All-in sustaining costs		1,305	387	687	183	31	17	256	377	186

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	3	0	0

Project capital expenditures	h	257	180	0	34	0	0	0	3	2

Non-controlling interests		(31)	(18)	0	(5)	0	0	0	(1)	0
All-in costs		1,531	549	687	212	31	17	259	379	188
Ounces sold - equity basis (000s ounces)		1,658	666	692	257	19	24	410	431	274
Cost of sales per ounce	j,k	881	725	1,015	797	2,186	1,170	783	1,047	1,081
Total cash costs per ounce	k	608	482	738	570	1,010	353	492	635	555

Total cash costs per ounce (on a co-product basis)	k,l	609	483	739	572	1,734	354	568	635	555
All-in sustaining costs per ounce	k	789	580	992	710	1,622	714	623	875	678

All-in sustaining costs per ounce (on a co-product basis)	k,l	790	581	993	712	2,346	715	699	875	678
All-in costs per ounce	k	926	818	992	825	1,622	714	632	880	685

All-in costs per ounce (on a co-product basis)	k,l	927	819	993	827	2,346	715	708	880	685

BARRICK THIRD QUARTER 2020	98	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)						For the nine months ended 9/30/2019
	Footnote	Veladero	Kalgoorlie	Tongon	Porgera[o]	Hemlo	Lagunas Norte[p]	North Mara[n]	Bulyanhulu[n]	Buzwagi[n]

Cost of sales applicable to gold production		241	179	303	209	160	139	206	34	107

Depreciation		(86)	(32)	(141)	(30)	(20)	(19)	(62)	(15)	(7)

By-product credits		(5)	0	0	(2)	(1)	(6)	(1)	(1)	(1)

Non-recurring items	f	(1)	0	0	0	(2)	(18)	0	0	0

Other		0	0	0		0	0	0	0	0

Non-controlling interests		0	0	(17)	0	0	0	(51)	(7)	(36)
Total cash costs		149	147	145	177	137	96	92	11	63

General & administrative costs		0	0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	2	4	2	1	1	2	0	0	0

Minesite sustaining capital expenditures	h	63	46	8	34	32	11	33	2	0

Sustaining leases		2	4	1	2	0	8	0	0	1

Rehabilitation - accretion and amortization (operating sites)	i	4	2	0	(1)	2	7	2	1	1

Non-controlling interests		0	0	(1)	0	0	0	(13)	0	0
All-in sustaining costs		220	203	155	213	172	124	114	13	65

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0	0

Project capital expenditures	h	15	0	0	0	0	0	8	2	0

Non-controlling interests		0	0	0	0	0	0	(3)	0	0
All-in costs		235	203	155	213	172	124	119	15	65
Ounces sold - equity basis (000s ounces)		201	171	186	203	164	108	145	18	55
Cost of sales per ounce	j,k	1,206	1,047	1,467	1,029	977	1,285	905	1,166	1,242

Total cash costs per ounce	k	742	857	781	871	843	879	625	639	1,162

Total cash costs per ounce (on a co-product basis)	k,l	768	860	783	882	847	931	631	663	1,169

All-in sustaining costs per ounce	k	1,093	1,186	837	1,047	1,061	1,133	782	708	1,182

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,119	1,189	839	1,058	1,065	1,185	788	732	1,189

All-in costs per ounce	k	1,169	1,186	837	1,047	1,062	1,131	815	805	1,182

All-in costs per ounce (on a co-product basis)	k,l	1,195	1,189	839	1,058	1,066	1,183	821	829	1,189

a.

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis thereafter.

b.

On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on a 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

c.

Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge as well as Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

d.

These sites were acquired as a result of the formation of Nevada Gold Mines on July 1, 2019. The results for the three months ended March 31, 2019 did not form a part of the Barrick consolidated results as these sites were acquired as a result of the formation of Nevada Gold Mines. Therefore, no comparative figures are provided.

e.

Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

f.	Non-recurring items
Non-recurring items in 2019 relate to organizational restructuring. These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

g.	Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 75 of this MD&A.

h.	Capital expenditures

BARRICK THIRD QUARTER 2020	99	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are the expansion project at Pueblo Viejo, the Goldrush exploration declines, the restart of mining activities at Bulyanhulu, and construction of the third shaft at Turquoise Ridge. Refer to page 74 of this MD&A.

i.	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

j.	Cost of sales per ounce

Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 20% Loulo-Gounkoto, 10.3% Tongon, 16% North Mara, Bulyanhulu and Buzwagi starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective (36.1% until September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and 40% South Arturo from cost of sales (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines)), divided by attributable gold ounces. The non-controlling interest of 38.5% Nevada Gold Mines is also removed from cost of sales from July 1, 2019 onwards.

k.	Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended 9/30/20
	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Minese	Hemlo	Pueblo Viejo	Velader[o]
By-product credits	1	1	2	0	39	43	1	17	1

Non-controlling interest	(1)	0	(1)	0	(14)	(16)	0	(8)	0
By-product credits (net of non-controlling interest)	0	1	1	0	25	27	1	9	1

($ millions)	For the three months ended 9/30/20
	Loulo- Gounkoto	Kibali	North Mara[n]	Tongon	Bulyanhulu [n]	Buzwagi[n]
By-product credits	0	0	1	0	6	14

Non-controlling interest	0	0	0	0	(1)	(3)
By-product credits (net of non-controlling interest)	0	0	1	0	5	11

($ millions)	For the three months ended 6/30/20
	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Pueblo Viejo	Veladero
By-product credits	1	0	0	0	36	37	0	13	1

Non-controlling interest	0	0	0	0	(13)	(13)	0	(6)	0
By-product credits (net of non-controlling interest)	1	0	0	0	23	24	0	7	1

($ millions)	For the three months ended 6/30/20
	Porgera[o]	Loulo- Gounkoto	Kibali	North Mara[n]	Tongon	Bulyanhulu[n]	Buzwagi[n]
By-product credits	1	0	1	0	0	4	9

Non-controlling interest	0	0	0	0	0	(1)	(1)
By-product credits (net of non-controlling interest)	1	0	1	0	0	3	8

BARRICK THIRD QUARTER 2020	100	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions)	For the three months ended 9/30/2019
	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Golden Sunlight[o]	Pueblo Viejo	Veladero

By-product credits	1	1	1	0	22	25	1	0	17	1

Non-controlling interest	0	0	0	0	(9)	(9)	0	0	(6)	0
By-product credits (net of non-controlling interest)	1	1	1	0	13	16	1	0	11	1

($ millions)	For the three months ended 9/30/2019
	Porgera[o]	Kalgoorlie[m]	Lagunas Norte[p]	Loulo- Gounkot[o]	Kibali	North Mara[n]	Tongon	Bulyanhulun	Buzwagi[n]

By-product credits	1	0	2	0	0	0	0	0	1

Non-controlling interest	0	0	0	0	0	0	0	0	0
By-product credits (net of non-controlling interest)	1	0	2	0	0	0	0	0	1

($ millions)	For the nine months ended 9/30/2020
	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Pueblo Viejo	Veladero

By-product credits	2	1	3	0	95	101	1	42	3

Non-controlling interest	(1)	0	(1)	0	(37)	(39)	0	(17)	0
By-product credits (net of non-controlling interest)	1	1	2	0	58	62	1	25	3

($ millions)	For the nine months ended 9/30/2020
	Porgera[o]	Loulo- Gounkoto	Kibali	North Mara[n]	Tongon	Bulyanhulu[n]	Buzwagi[n]

By-product credits	1	0	1	2	0	10	23

Non-controlling interest	0	0	0	0	0	(2)	(4)
By-product credits (net of non-controlling interest)	1	0	1	2	0	8	19

($ millions)	For the nine months ended 9/30/2019
	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Pueblo Viejo	Veladero

By-product credits	1	1	1	0	22	25	1	49	5

Non-controlling interest	0	0	0	0	(9)	(9)	0	(18)	0
By-product credits (net of non-controlling interest)	1	1	1	0	13	16	1	31	5

($ millions)	For the nine months ended 9/30/2019
	Porgera[o]	Kalgoorlie[m]	Lagunas Norte[p]	Loulo- Gounkoto	Kibali	North Mara[n]	Tongon	Bulyanhulu[n]	Buzwagi[n]

By-product credits	2	0	6	0	0	1	0	1	1

Non-controlling interest	0	0	0	0	0	(1)	0	0	0
By-product credits (net of non-controlling interest)	2	0	6	0	0	0	0	1	1

m.

On November 28, 2019, we completed the sale of our 50% interest in Kalgoorlie in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million. The transaction resulted in a gain of $408 million for the year ended December 31, 2019. The operating results reported for Kalgoorlie reflect the Company’s attributable share of Kalgoorlie’s results until the date of disposal.

n.

Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. The results are on a 63.9% basis until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience), on a 100% basis from October 1, 2019 to December 31, 2019, and on an 84% basis from January 1, 2020 onwards, the date the GoT’s 16% free carried interest was made effective.

o.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data was provided for the three months ended September 30, 2020.

p.

With the end of mining at Lagunas Norte in the third quarter of 2019 and at Golden Sunlight and Morila in the second quarter of 2019 as previously reported, we have ceased to include production or non-GAAP cost metrics for these sites from October 1, 2019 and July 1, 2019, respectively, onwards.

BARRICK THIRD QUARTER 2020	101	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended			For the nine months ended
	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19
Cost of sales	154	153	49	431	281

Depreciation/amortization	(61)	(63)	(13)	(167)	(83)

Treatment and refinement charges	39	40	18	118	74

Cash cost of sales applicable to equity method investments	57	72	59	195	194

Less: royalties and production taxes[a]	(16)	(11)	(5)	(38)	(26)

By-product credits	(4)	(3)	(3)	(10)	(8)

Other	0		0	0	(5)
C1 cash costs	169	188	105	529	427
General & administrative costs	4	6	5	13	16

Rehabilitation - accretion and amortization	2	2	2	7	8

Royalties and production taxes[a]	16	11	5	38	26

Minesite exploration and evaluation costs	2	1	1	4	4

Minesite sustaining capital expenditures	74	52	48	158	155

Sustaining leases	2	2	0	7	2
All-in sustaining costs	269	262	166	756	638
Pounds sold - consolidated basis (millions pounds)	116	123	65	349	264
Cost of sales per pound[b,c]	1.97	2.08	2.00	2.01	2.10
C1 cash cost per pound[b]	1.45	1.55	1.62	1.52	1.62
All-in sustaining costs per pound[b]	2.31	2.15	2.58	2.17	2.42
a.

For the three and nine month period ended September 30, 2020, royalties and production taxes include royalties of $16 million and $38 million, respectively (June 30, 2020: $11 million and September 30, 2019: $5 million and $26 million, respectively).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.

Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

BARRICK THIRD QUARTER 2020	102	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

($ millions, except per pound information in dollars)			For the three months ended
	9/30/20			6/30/20			9/30/19
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	46	154	30	78	153	24	57	49	24

Depreciation/amortization	(12)	(61)	(7)	(23)	(63)	(7)	(17)	(13)	(5)

Treatment and refinement charges	0	34	5	0	36	4	0	14	4

Less: royalties and production taxes[a]	0	(16)	0	0	(11)	0	0	(5)	0

By-product credits	0	0	(4)	0	0	(3)	0	0	(3)

Other	0	0	0	0	0	0	0	0	0

C1 cash costs	34	111	24	55	115	18	40	45	20

Rehabilitation - accretion and amortization	0	2	0	0	2	0	0	2	0

Royalties and production taxes[a]	0	16	0	0	11	0	0	5	0

Minesite exploration and evaluation costs	1	0	1	1	0	0	1	0	0

Minesite sustaining capital expenditures	11	63	0	7	39	6	7	37	4

Sustaining leases	1	1	0	2	0	0	0	0	0

All-in sustaining costs	47	193	25	65	167	24	48	89	24

Pounds sold - consolidated basis (millions pounds)	21	74	21	30	75	18	26	24	15

Cost of sales per pound[b,c]	2.20	2.06	1.43	2.52	2.06	1.41	2.18	2.04	1.63

C1 cash cost per pound[b]	1.64	1.49	1.14	1.79	1.55	1.14	1.55	1.83	1.42

All-in sustaining costs per pound[b]	2.27	2.58	1.17	2.09	2.27	1.41	1.91	3.66	1.65

($ millions, except per pound information in dollars)			For the nine months ended
	9/30/20			9/30/19

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	194	431	76	203	281	71

Depreciation/amortization	(55)	(167)	(20)	(60)	(83)	(20)

Treatment and refinement charges	0	104	14	0	60	14

Less: royalties and production taxes[a]	0	(38)	0	0	(26)	0

By-product credits	0	0	(10)	0	0	(8)

Other	0	0	0	0	(5)	0

C1 cash costs	139	330	60	143	227	57

Rehabilitation - accretion and amortization	0	7	0	1	7	0

Royalties and production taxes[a]	0	38	0	0	26	0

Minesite exploration and evaluation costs	3	0	1	4	0	0

Minesite sustaining capital expenditures	24	127	7	18	129	8

Sustaining leases	4	3	0	0	2	0

All-in sustaining costs	170	505	68	166	391	65

Pounds sold - consolidated basis (millions pounds)	81	212	56	85	133	46

Cost of sales per pound[b,c]	2.39	2.03	1.38	2.39	2.11	1.54

C1 cash costs per pound[b]	1.72	1.55	1.09	1.69	1.71	1.25

All-in sustaining costs per pound[b]	2.10	2.38	1.23	1.97	2.94	1.42

a.

For the three and nine month period ended September 30, 2020, royalties and production taxes include royalties of $16 million and $38 million, respectively (June 30, 2020: $11 million and September 30, 2019: $5 million and $26 million, respectively).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.

Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

BARRICK THIRD QUARTER 2020	103	MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Finance income; and
•	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and income tax expense, finance costs, finance income and depreciation from equity investees. We believe these items provide a greater level of consistency with the adjusting items included in our Adjusted Net

Earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation, including the impact incurred in our equity method accounted investments, as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the three months ended			For the nine months ended

	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19

Net earnings (loss)	1,271	622	2,435	2,556	2,798

Income tax expense	284	258	791	928	999

Finance costs, net[a]	72	74	106	234	304

Depreciation	574	566	559	1,664	1,460

EBITDA	2,201	1,520	3,891	5,382	5,561

Impairment charges (reversals) of long-lived assets[b]	4	23	(872)	(309)	(857)

Acquisition/disposition (gains) losses[c]	(2)	8	(1,901)	(54)	(1,913)

Loss on currency translation	16	2	40	34	56

Other expense (income) adjustments[d]	(90)	48	53	56	158

Unrealized (gains) losses on non-hedge derivative instruments	0	0	1	0	0

Income tax expense, net finance costs, and depreciation from equity investees	94	96	85	277	266

Adjusted EBITDA	2,223	1,697	1,297	5,386	3,271

a.	Finance costs exclude accretion.
b.

For the three month period ended September 30, 2020, we recorded no significant impairment charges or reversals. For the nine month period ended September 30, 2020, net impairment reversals primarily relate to non-current asset reversals at our Tanzanian assets. Net impairment reversals for the three and nine month periods ended September 30, 2019 mainly relate to non-current asset reversals at Lumwana, partially offset by impairments at Cortez and Lagunas Norte.

c.

Acquisition/disposition gains for the nine month period ended September 30, 2020 primarily relate to the gain on the sale of Massawa. For the three and nine months ended September 30, 2019, acquisition/disposition gains primarily relate to the gain on the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines.

d.

Other expense adjustments for the three and nine month period ended September 30, 2020 primarily relate to the gain on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton Precious Metals Corp., partially offset by care and maintenance expenses at Porgera and Covid-19 donations. For the three month period ended June 30, 2020, other expense adjustments primarily relate to care and maintenance expenses at Porgera and Covid-19 donations. The nine month period ended September 30, 2020 was further impacted by changes in the discount rate assumptions on our closed mine rehabilitation provision. For the three and nine month periods ended September 30, 2019, other expense adjustments primarily relate to severance costs as a result of the implementation of a number of organizational reductions, the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and transaction costs related to Nevada Gold Mines and Acacia.

BARRICK THIRD QUARTER 2020	104	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Income to EBITDA by operating site

($ millions)	For the three months ended 9/30/20

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge[c] (61.5%)	Nevada Gold Mines[d] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	Porgera (47.5%)	North Mara[e] (84%)
Income	247	96	62	481	147	92	74	30	(17)	72

Depreciation	50	33	25	152	34	55	43	17	4	17
EBITDA	297	129	87	633	181	147	117	47	(13)	89

	For the three months ended 6/30/20

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge[c] (61.5%)	Nevada Gold Mines[d] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	Porgera (47.5%)	North Mara[e] (84%)
Income	151	109	48	357	92	107	64	16	(13)	44

Depreciation	44	35	25	146	33	60	42	13	6	21
EBITDA	195	144	73	503	125	167	106	29	(7)	65

	For the three months ended 9/30/19

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge[c] (61.5%)	Nevada Gold Mines[d] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	Porgera (47.5%)	North Mara[e] (84%)
Income	121	77	38	237	104	64	25	14	33	20

Depreciation	62	32	43	166	29	61	57	25	11	11
EBITDA	183	109	81	403	133	125	82	39	44	31

($ millions)	For the nine months ended 9/30/2020
	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge[c] (61.5%)	Nevada Gold Mines[d] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	Porgera (47.5%)	North Mara[e] (84%)
Income	551	294	157	1,154	341	267	186	70	(1)	165

Depreciation	143	101	81	444	99	162	126	52	20	59
EBITDA	694	395	238	1,598	440	429	312	122	19	224

($ millions)	For the nine months ended 9/30/2019

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge[c] (61.5%)	Nevada Gold Mines[d] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	Porgera (47.5%)	North Mara[e] (84%)
Income	237	390	145	773	277	125	78	36	67	60

Depreciation	181	161	58	429	86	178	144	86	30	40
EBITDA	418	551	203	1,202	363	303	222	122	97	100

a.

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including NGM’s 60% share of South Arturo) on a 61.5% basis thereafter.

b.

On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on a 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

c.

Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge as well as Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

d.

Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

e.

Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. The results are on a 63.9% basis until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience), on a 100% basis from October 1, 2019 to December 31, 2019, and on an 84% basis from January 1, 2020 onwards, the effective date of the GoT’s free carried interest.

BARRICK THIRD QUARTER 2020	105	MANAGEMENT’S DISCUSSION AND ANALYSIS

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;
•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
•	Sales attributable to ore purchase arrangements;
•	Treatment and refining charges; and
•	Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper			Gold		Copper
	For the three months ended						For the nine months ended
	9/30/20	6/30/20	9/30/19	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19	9/30/20	9/30/19
Sales	3,237	2,812	2,585	219	184	45	8,642	6,428	502	311

Sales applicable to non-controlling interests	(967)	(822)	(748)	0	0	0	(2,560)	(1,212)	0	0

Sales applicable to equity method investments[a,b]	183	172	140	121	120	100	502	404	348	345

Realized non-hedge gold/copper derivative (losses) gains	0	0	0	0	0	0	0	1	0	0

Sales applicable to sites in care and maintenance[c]	(53)	(53)	(32)	0	0	0	(152)	(84)	0	0
Treatment and refinement charges	4	2	0	39	40	18	6	0	118	74

Other[d]	0	0	0	0	0	0	15	0	0	0

Revenues – as adjusted	2,404	2,111	1,945	379	344	163	6,453	5,537	968	730

Ounces/pounds sold (000s ounces/millions pounds)[c]	1,249	1,224	1,318	116	123	65	3,693	4,055	349	264

Realized gold/copper price per ounce/pound[e]	1,926	1,725	1,476	3.28	2.79	2.55	1,748	1,365	2.78	2.78

a.

Represents sales of $176 million and $480 million, respectively, for the three and nine month periods ended September 30, 2020 (June 30, 2020: $164 million and September 30, 2019: $133 million and $375 million, respectively) applicable to our 45% equity method investment in Kibali and $nil and nil, respectively, (June 30, 2020: $nil and September 30, 2019: $8 million and $30 million, respectively) applicable to our 40% equity method investment in Morila for gold. Represents sales of $66 million and $216 million, respectively, for the three and nine months ended September 30, 2020 (June 30, 2020: $78 million and September 30, 2019: $66 million and $233 million, respectively) applicable to our 50% equity method investment in Zaldívar and $59 million and $145 million, respectively (June 30, 2020: $46 million and September 30, 2019: $37 million and $125 million, respectively) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

Figures exclude: Pierina; Golden Sunlight and Morila starting in the third quarter of 2019; and Lagunas Norte starting in the fourth quarter of 2019, from the calculation of realized price per ounce as the mine is mining incidental ounces as it enters closure.

d.	Represents a cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2f of the 2019 Annual Financial Statements for more information.
e.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK THIRD QUARTER 2020	106	MANAGEMENT’S DISCUSSION AND ANALYSIS

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Steven Yopps, MMSA, Manager of Growth Projects, Nevada Gold Mines; Craig Fiddes, SME-RM, Manager – Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America and Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa and Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2019.

ENDNOTES

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 82 to 106 of this MD&A.

[2]

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo; 20% Loulo-Gounkoto; 10.3% Tongon; 16% North Mara, Bulyanhulu and Buzwagi starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective (36.1% from January 1, 2019 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience); 63.1% South Arturo from cost of sales from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines (and on a 40% basis from January 1, 2019 to June 30, 2019); and our proportionate share of cost of sales attributable to equity method investments (Kibali, and Morila until the second quarter of 2019), divided by attributable gold ounces. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from cost of sales from July 1, 2019 onwards. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

[3]

Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

[4]	See the Technical Report on the Turquoise Ridge complex, dated March 25, 2020, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 25, 2020.

[5]	See the Technical Report on the Pueblo Viejo mine, Sanchez Ramirez Province, Dominican Republic, dated March 19, 2018, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2018.

BARRICK THIRD QUARTER 2020	107	MANAGEMENT’S DISCUSSION AND ANALYSIS

[6]	Fourmile Significant Intercepts[a]

Drill Results from Q3 2020
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
FM20-155D	82	(76)			no intercepts > 5 g/t
FM20-157DW1[d]	105	(65)	1215.4 - 1216.5	1.1	9.8
FM20-162Dd	124	(83)			no intercepts > 5 g/t
FM20-163Dd	68	(71)			no intercepts > 5 g/t
FM20-164Dd	48	(79)			no intercepts > 5 g/t
	109	(74)	1116.2 - 1117.7	1.5	5.5
			1119.2 - 1120.4	1.2	7.2
			1187.2 - 1188.4	1.2	8.5
			1193.6 - 1195.1	1.5	6.0
FM20-167Dd			1224.4 - 1225.6	1.2	8.2
	79	(73)	1005.7 - 1006.6	.9	5.4
			1145.3 - 1154.9	9.6	80.1
			1168.2 - 1169.2	1.0	61.5
FM20-169Dd			1170.9 - 1172.0	1.1	25.0
FM20-170Dd	114	(64)			no intercepts > 5 g/t
FM20-171Dd	67	(68)	1378.7 - 1382.4	3.7	15.0

a.	All intercepts calculated using a 5 g/t Au cutoff and are uncapped; minimum intercept width is 0.8 m; internal dilution is less than 20% total width.
b.	Fourmile drill hole nomenclature: FM (Fourmile) followed by the year (20 for 2020).
c.	True width of intercepts are uncertain at this stage.
d.	Partial results received.

The drilling results for the Fourmile property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Fourmile property conform to industry accepted quality control methods.

[7]	Carlin Trend Significant Intercepts[a]

Drill Results from Q3 2020
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

			609.0 - 609.9	.9	8.5

			612.9 - 616.3	3.4	5.5

			719.0 - 720.5	1.5	5.3

			722.1 - 723.8	1.7	8.6

			727.0 - 728.2	1.2	6.8

PGX-20002[d]	9	(68)	808.6 - 810.1	1.5	5.4

NHD-20281	0	(90)	810.2 - 811.7	1.5	5.0

a.	All intercepts calculated using a 5 g/t Au cutoff and are uncapped; minimum intercept width is 0.8 m; internal dilution is less than 20% total width
b.	Carlin Trend drill hole nomenclature: Project area (CGX - Leeville, PGX - Post-Gen, LBB - Little Boulder Basin) followed by the year (20 for 2020) then hole number
c.	True width of intercepts are uncertain at this stage.
d.	Partial results received; results from 0-145 m and 819-977 m reported in Q2

The drilling results for the Carlin Trend contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.

BARRICK THIRD QUARTER 2020	108	MANAGEMENT’S DISCUSSION AND ANALYSIS

[8]	Hemlo Significant Intercepts[a]

Trench Results from Q3 2020

Trench IDb	From (m)	To (m)	Width (m)[c]	Au (g/t)

TR2002P5a	16.25	18.70	2.45	1.17

TR2002P6a	17.65	24.80	7.15	0.85

TR2003		No significant intersections

TR2004P1	3.70	9.00	5.30	0.95

	8.50	12.00	3.50	2.48

	35.00	36.35	1.65	1.15

	50.05	52.85	2.80	1.81

TR2004P3a	56.20	57.20	1.00	1.98

a.	All intercepts calculated using a 0.1 g/t Au cutoff and are uncapped; minimum intercept width is 0.5 m; internal dilution is less than 50% total width.
b.	Hemlo trench nomenclature: Trench (TR) followed by the year (20 for 2020 when the program commenced) then the sequence of trenching and sub-trench follows with “P” suffix
c.	Width is measured width on surface; true width is not calculated.

The trench results for Hemlo contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the field sites to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with trenching and sampling at Hemlo conform to industry accepted quality control methods.

[9]	Pueblo Viejo Significant Intercepts[a]

Drill Results from Q3 2020
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
DPV20-788	270	(60)	148 - 158.5	10.50	2.48

a.

All significant intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; a minimum intercept length of 10m is reported, with internal dilution of no more than 10 consecutive meters below cut-off included in the calculation.

b.	Pueblo Viejo drill hole nomenclature: DPV (Pueblo Viejo) followed by the year (20 for 2020) and a correlative number.
c.	True widths uncertain at this stage.

The drilling results for the Pueblo Viejo Joint Venture property contained in this MD&A have been prepared in accordance with National Instrument 43-101 –Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by the onsite laboratory, and 5% of samples are sent to ALS Peru, an independent laboratory, for quality assurance. Procedures are employed to ensure security of samples during their delivery from the drill rig to the respective laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Pueblo Viejo Joint Venture property conform to industry accepted quality control methods.

BARRICK THIRD QUARTER 2020	109	MANAGEMENT’S DISCUSSION AND ANALYSIS

[10]	Bambadji Significant Intercepts[a]

Drill Results from Q3 2020
Drill Hole[b]	Azimuth	Dip	From	To	Width (m)[c]	Au (g/t)	Including[d] Interval (m)	Width (m)[c]	Au (g/t)

							135 - 144	9.00	5.10
KBWRC001	135	(55)	130.00	160.00	30.00	2.45	148 - 155	7.00	2.80
KBWRC002	135	(55)	91.00	113.00	22.00	0.54
KBWRC003	135	(50)	11.00	23.00	12.00	2.04	16 - 19	3.00	6.76
KBWRC003	135	(50)	33.00	57.00	24.00	1.33	48 - 52	4.00	3.36
KBWRC004	135	(55)	66.00	81.00	15.00	1.15
KBWRC005	135	(55)	55.00	78.00	23.00	1.30	55 - 62	7.00	3.02
KBWRC005	135	(55)	100.00	107.00	7.00	0.93
KBWRC006	135	(55)	19.00	28.00	9.00	2.04	19 - 24	5.00	3.00
							127 - 132	5.00	2.02
KBWRC006	135	(55)	107.00	150.00	43.00	1.16	136 - 143	7.00	2.12
KBWRC007	135	(50)	145.00	150.00	5.00	1.45
KBWRC009	135	(55)	32.00	54.00	22.00	1.04
KBWRC009	135	(55)	57.00	68.00	11.00	1.02
KBWRC009	135	(55)	142.00	147.00	5.00	1.62	143 - 145	2.00	3.21
							70 - 75	5.00	2.80
KBWRC010	135	(55)	63.00	93.00	30.00	1.88	83 - 92	9.00	3.17

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 2m total width.
b.	Kabewest drill hole nomenclature: prospect initial KBW (Kabewest), DAK (Dakota) followed by type of drilling RC (Reverse Circulation).
c.	True widths uncertain at this stage.
d.	Includings calculated using a 10.0 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 2m total width.

The drilling results for the Bambadji property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Bambadji property conform to industry accepted quality control methods.

[11]	Loulo-Gounkoto Significant Intercepts[a]

Drill Results from Q3 2020
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

DB1RC020	228.00	(51.00)	247.00 - 258.00	11.00	1.31

DB1RC022	226.33	(52.00)	155.00 - 157.00	2.00	1.20

DB1RC025	46.00	(66.00)	32.00 - 35.00	3.00	0.62

			417.25 - 419.25	2.00	6.24

L3DH255	220.02	(58.91)	423.65 - 428.20	4.55	1.46

			312.70 - 316.75	4.05	3.34

			329.00 - 331.75	2.75	8.36

L3DH256	237.71	(56.57)	333.80 - 336.60	2.80	2.57

			377.05 - 379.55	2.50	0.92

			382.25 - 385.20	2.95	7.02

			394.15 - 401.10	6.95	3.23

L3DH257	224.10	(78.82)	408.90 - 416.10	7.20	1.75

			490.20 - 503.90	13.70	6.41

L3DH258	215.16	(59.27)	506.90 - 510.90	4.00	22.11

			510.00 - 519.55	9.55	8.99

			523.15 - 528.00	4.85	2.82

			530.45 - 536.60	6.15	0.96

L3DH259	226.00	(69.00)	540.35 - 547.00	6.65	1.18

			633.30 - 644.15	10.85	2.86

BARRICK THIRD QUARTER 2020	110	MANAGEMENT’S DISCUSSION AND ANALYSIS

			645.20 - 648.10	2.90	0.87

L3DH261	210.00	(60.00)	649.20 - 655.00	5.80	1.52

			644.40 - 646.55	2.15	2.96

			653.20 - 657.85	4.65	0.78

L3DH262	205.40	(66.76)	660.40 - 668.85	8.45	3.22

			582.75 - 593.85	11.10	8.77

			602.00 - 605.75	3.75	4.72

L3DH263	210.96	(55.13)	609.80 - 613.20	3.40	1.85

			681.80 - 695.35	13.55	2.08

L3DH264	208.45	(62.13)	703.25 - 707.35	4.10	1.67

			446.65 - 448.65	2.00	0.58

L3DH266	221.28	(61.00)	461.20 - 464.75	3.55	2.17

YADH147	68.98	(61.78)	902.60 - 907.30	4.70	1.98

			1,039.50 - 1,054.85	15.35	3.33

YADH149	69.92	(65.67)	1,055.65 - 1,069.60	13.95	4.85

			1,114.00 - 1,116.00	2.00	3.68

			1,122.80 - 1,143.00	20.20	4.77

			1,153.00 - 1,156.00	3.00	2.06

			1,167.50 - 1,169.50	2.00	8.42

			1,171.80 - 1,178.00	6.20	2.20

			1,181.00 - 1,185.85	4.85	1.68

YADH162	62.00	(64.00)	1,189.75 - 1,195.05	5.30	6.79

YADH165	70.00	(68.00)	982.15 - 1,000.70	18.55	2.35

			986.00 - 990.00	4.00	0.69

			996.50 - 1,001.80	5.30	1.17

YADH166	58.40	(68.02)	1,006.00 - 1,010.80	4.80	4.20

			1,077.00 - 1,084.00	7.00	3.20

YADH167	67.05	(64.06)	1,088.90 - 1,099.15	10.25	5.52

			833.00 - 837.00	4.00	5.35

			877.00 - 879.00	2.00	0.69

			885.20 - 888.80	3.60	2.25

			894.00 - 896.00	2.00	0.78

YADH168	67.00	(63.00)	1,000.75 - 1,009.00	8.25	6.58

			979.70 - 982.70	3.00	0.53

			1,015.90 - 1,018.00	2.10	1.79

YADH169	70.52	(60.17)	1,038.40 - 1,045.90	7.50	2.35

			1,135.20 - 1,146.00	10.80	1.37

			1,153.90 - 1,159.20	5.30	0.56

			1,160.00 - 1,162.00	2.00	1.07

			1,168.90 - 1,171.00	2.10	1.16

			1,174.00 - 1,180.00	6.00	1.41

YADH170	67.00	(63.00)	1,196.00 - 1,200.00	4.00	1.27

			1,123.25 - 1,137.00	13.75	4.34

YADH171	63.31	(65.94)	1,144.00 - 1,160.00	16.00	2.33

			1,220.00 - 1,229.65	9.65	2.43

			1,232.10 - 1,239.00	6.90	1.47

			1,241.80 - 1,255.00	13.20	3.14

YADH66	60.00	(65.00)	1,261.00 - 1,264.00	3.00	1.01

			1,020.00 - 1,029.00	9.00	1.68

			1,031.00 - 1,038.20	7.20	0.91

			1,040.20 - 1,042.40	2.20	0.87

			1,053.00 - 1,059.00	6.00	0.77

YADH67	60.00	(69.00)	1,061.70 - 1,064.40	2.70	0.71

			1,212.00 - 1,220.00	8.00	1.07

			1,223.00 - 1,225.00	2.00	0.85

BARRICK THIRD QUARTER 2020	111	MANAGEMENT’S DISCUSSION AND ANALYSIS

			1,241.70 - 1,285.50	43.80	5.35

			1,286.30 - 1,314.45	28.15	10.21

			1,321.00 - 1,324.05	3.05	0.91

YDH298W1	59.20	(76.30)	1,327.10 - 1,343.00	15.90	3.69

			1,108.60 - 1,114.65	6.05	1.27

YDH298W2	59.28	(75.44)	1,138.60 - 1,153.90	15.30	2.23

			48.00 - 50.00	2.00	1.45

			57.00 - 63.00	6.00	3.00

			65.00 - 79.00	14.00	2.06

			83.00 - 85.00	2.00	0.65

			89.00 - 92.00	3.00	0.88

			116.00 - 128.00	12.00	3.02

			135.00 - 140.00	5.00	0.52

			146.00 - 153.00	7.00	0.77

YRRC005	150.00	(51.00)	161.00 - 167.00	6.00	0.91

			61.00 - 66.00	5.00	0.99

			69.00 - 71.00	2.00	1.53

			75.00 - 82.00	7.00	1.57

			93.00 - 106.00	13.00	1.56

			116.00 - 122.00	6.00	1.40

YRRC006	150.36	(50.46)	140.00 - 144.00	4.00	2.00

			0.00 - 2.00	2.00	1.34

			7.00 - 14.00	7.00	2.67

			15.00 - 22.00	7.00	0.73

			29.00 - 34.00	5.00	1.14

			57.00 - 60.00	3.00	0.97

			70.00 - 76.00	6.00	1.52

			120.00 - 130.00	10.00	2.26

YRRCDH001	164.66	(50.82)	132.00 - 134.00	2.00	0.52

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 2m total width.
b.

Loulo – Gounkoto drill hole nomenclature: prospect initial Y/YA (Yalea), L3 (Loulo 3), GK (Gounkoto), GKUG (Gounkoto Underground), DB1 (Domain Boundary 1) followed by type of drilling RC (Reverse Circulation), DH (Diamond Drilling) RCDH (RC/Diamond Tail)

c.	True widths uncertain at this stage.

The drilling results for the Loulo-Gounkoto property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Loulo property conform to industry accepted quality control methods.

BARRICK THIRD QUARTER 2020	112	MANAGEMENT’S DISCUSSION AND ANALYSIS

[12]	Nielle East Significant Drill Intercepts[a]

Drill Results from Q3 2020
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

MTRC070	90	(50)	95.00 - 99.00	4.00	1.27

MTRC071	90	(50)	155.00 - 162.00	7.00	4.10

MTRC072	90	(50)	38.00 - 45.00	7.00	2.77

MTRC073	90	(50)	83.00 - 87.00	4.00	1.15

MTRC074	90	(50)	57.00 - 60.00	3.00	1.78

ZWAC013	94	(50)	32.00 - 41.00	9.00	5.54

			2.00 - 4.00	2.00	5.93

			14.00 - 16.00	2.00	3.78

ZWAC014	94	(50)	24.00 - 32.00	8.00	1.98

ZWAC015	94	(50)	4.00 - 15.00	11.00	1.61

ZWAC019	94	(50)	34.00 - 39.00	5.00	0.64

ZWAC020	94	(50)	18.00 - 24.00	6.00	2.83

ZWAC022	94	(50)	12.00 - 14.00	2.00	1.81

ZWAC023	94	(50)	1.00 - 4.00	3.00	0.63

ZWAC027	94	(50)	24.00 - 26.00	2.00	1.13

ZWAC030	94	(50)	34.00 - 36.00	2.00	1.64

ZWAC031	94	(50)	40.00 - 42.00	2.00	1.20

ZWAC032	94	(50)	12.00 - 29.00	17.00	0.89

ZWAC037	94	(50)	26.00 - 28.00	2.00	6.51

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 25% total width.
b.	Nielle drill hole nomenclature: prospect initial TB (Tiebila), MT(Mercator), ZW(Zulu West) followed by type of drilling RC (Reverse Circulation), AC (Air core)
c.	True widths uncertain at this stage.

The drilling results for the Nielle property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Nielle property conform to industry accepted quality control methods.

[13]	Barrick defines a Tier One mine as one that produces in excess of 500,000 ounces of gold per annum and has a life of at least 10 years.

BARRICK THIRD QUARTER 2020	113	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

Revenue (notes 5 and 6)	$3,540	$2,678	$9,316	$6,834

Costs and expenses (income)

Cost of sales (notes 5 and 7)	1,927	1,889	5,603	4,924

General and administrative expenses	50	68	161	181

Exploration, evaluation and project expenses	72	86	221	258

Impairment (reversals) charges (notes 9B and 13)	4	(872)	(309)	(857)

Loss on currency translation	16	40	34	56

Closed mine rehabilitation	8	5	105	46

Income from equity investees (note 12)	(95)	(38)	(210)	(116)

Other income (note 9A)	(78)	(1,851)	(40)	(1,818)

Income before finance costs and income taxes	$1,636	$3,351	$3,751	$4,160

Finance costs, net	(81)	(125)	(267)	(363)
Income before income taxes	$1,555	$3,226	$3,484	$3,797

Income tax expense (note 10)	(284)	(791)	(928)	(999)

Net income	$1,271	$2,435	$2,556	$2,798

Attributable to:

Equity holders of Barrick Gold Corporation	$882	$2,277	$1,639	$2,582

Non-controlling interests	$389	$158	$917	$216

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 8)

Net income

Basic	$0.50	$1.30	$0.92	$1.47

Diluted	$0.50	$1.30	$0.92	$1.47

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2020	114	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

Net income	$1,271	$2,435	$2,556	$2,798

Other comprehensive (loss) income, net of taxes

Items that may be reclassified subsequently to profit or loss:

Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $nil, $nil, $nil and $nil	(3)	—	(4)	—

Realized (gains) losses on derivatives designated as cash flow hedges, net of tax $nil, $nil, $nil and $nil	3	—	3	—

Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	(1)	(1)	(6)	(4)

Items that will not be reclassified to profit or loss:

Actuarial gain (loss) on post employment benefit obligations, net of tax $1, $nil, $1 and $nil	—	—	(2)	—

Net change on equity investments, net of tax ($34), $nil, ($34) and $nil	38	53	131	60

Total other comprehensive income	37	52	122	56

Total comprehensive income	$1,308	$2,487	$2,678	$2,854

Attributable to:

Equity holders of Barrick Gold Corporation	$919	$2,329	$1,761	$2,638

Non-controlling interests	$389	$158	$917	$216

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2020	115	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

OPERATING ACTIVITIES

Net income	$1,271	$2,435	$2,556	$2,798

Adjustments for the following items:

Depreciation	574	559	1,664	1,460

Finance costs, net	83	129	280	381

Impairment (reversals) charges (notes 9B and 13)	4	(872)	(309)	(857)

Income tax expense (note 10)	284	791	928	999

Remeasurement of Turquoise Ridge to fair value	—	(1,886)	—	(1,886)

Gain on sale of non-current assets	(2)	(15)	(54)	(27)

Loss on currency translation	16	40	34	56

Change in working capital (note 11)	(3)	67	(344)	(263)

Other operating activities (note 11)	(244)	(126)	(226)	(112)

Operating cash flows before interest and income taxes	1,983	1,122	4,529	2,549

Interest paid	(19)	(31)	(173)	(196)

Income taxes paid	(105)	(87)	(577)	(395)

Net cash provided by operating activities	1,859	1,004	3,779	1,958

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 5)	(548)	(502)	(1,508)	(1,255)

Sales proceeds	8	13	24	31

Investment sales (purchases)	2	3	208	(4)

Divestitures (note 4)	—	—	256	—

Cash acquired in merger	—	—	—	751

Other investing activities (note 11)	84	103	139	165

Net cash used in investing activities	(454)	(383)	(881)	(312)

FINANCING ACTIVITIES

Lease repayments	(8)	(5)	(20)	(23)

Debt repayments	—	(264)	(351)	(280)

Dividends	(141)	(67)	(387)	(461)

Funding from non-controlling interests	—	102	1	116

Disbursements to non-controlling interests	(259)	(133)	(693)	(161)

Other financing activities	—	(2)	(15)	(2)

Net cash used in financing activities	(408)	(369)	(1,465)	(811)

Effect of exchange rate changes on cash and equivalents	4	—	(3)	(1)

Net increase in cash and equivalents	1,001	252	1,430	834

Cash and equivalents at the beginning of period	3,743	2,153	3,314	1,571

Cash and equivalents at the end of period	$4,744	$2,405	$4,744	$2,405

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2020	116	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at September 30,	As at December 31,
	2020	2019

ASSETS

Current assets

Cash and equivalents (note 14A)	$4,744	$3,314

Accounts receivable	509	363

Inventories	2,111	2,289

Other current assets	495	565
Total current assets (excluding assets classified as held for sale)	$7,859	$6,531

Assets classified as held for sale	—	356

Total current assets	$7,859	$6,887

Non-current assets

Equity in investees (note 12)	4,643	4,527

Property, plant and equipment	24,698	24,141

Goodwill	4,769	4,769

Intangible assets	170	226

Deferred income tax assets	165	235

Non-current portion of inventory	2,392	2,300

Other assets	1,420	1,307

Total assets	$46,116	$44,392

LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,032	$1,155

Debt (note 14B)	21	375

Current income tax liabilities	339	224

Other current liabilities	359	622

Total current liabilities	$1,751	$2,376

Non-current liabilities

Debt (note 14B)	5,140	5,161

Provisions	3,311	3,114

Deferred income tax liabilities	3,064	3,091

Other liabilities	1,200	823

Total liabilities	$14,466	$14,565

Equity

Capital stock (note 16)	$29,235	$29,231

Deficit	(8,474)	(9,722)

Accumulated other comprehensive loss	—	(122)

Other	2,038	2,045

Total equity attributable to Barrick Gold Corporation shareholders	$22,799	$21,432

Non-controlling interests	8,851	8,395

Total equity	$31,650	$29,827

Contingencies and commitments (notes 5 and 17)

Total liabilities and equity	$46,116	$44,392

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2020	117	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2020	1,777,927	$29,231	($9,722)	($122)	$2,045	$21,432	$8,395	$29,827

Net income	—	—	1,639	—	—	1,639	917	2,556

Total other comprehensive income (loss)	—	—	—	122	—	122	—	122

Total comprehensive income	—	—	1,639	122	—	1,761	917	2,678

Transactions with owners

Dividends	—	—	(387)	—	—	(387)	—	(387)

Issuance of 16% interest in Tanzania mines (note 13)	—	—	—	—	—	—	238	238

Sale of Acacia exploration properties	—	—	—	—	(13)	(13)	13	—

Issued on exercise of stock options	70	—	—	—	—	—	—	—

Funding from non-controlling interests	—	—	—	—	—	—	1	1

Disbursements to non-controlling interests	—	—	—	—	—	—	(713)	(713)

Dividend reinvestment plan (note 16)	129	4	(4)	—	—	—	—	—

Share-based payments	—	—	—	—	6	6	—	6

Total transactions with owners	199	4	(391)	—	(7)	(394)	(461)	(855)

At September 30, 2020	1,778,126	$29,235	($8,474)	$—	$2,038	$22,799	$8,851	$31,650

At January 1, 2019	1,167,847	$20,883	($13,453)	($158)	$321	$7,593	$1,792	$9,385

Net income	—	—	2,582	—	—	2,582	216	2,798

Total other comprehensive income	—	—	—	56	—	56	—	56

Total comprehensive income	—	—	2,582	56	—	2,638	216	2,854

Transactions with owners

Dividends	—	—	(131)	—	—	(131)	—	(131)

Merger with Randgold Resources Limited	583,669	7,903	—	—	—	7,903	874	8,777

Nevada Gold Mines JV with Newmont Goldcorp Corporation	—	—	—	—	1,645	1,645	5,909	7,554

Acquisition of 36.1% of Acacia Mining plc	24,837	423	—	—	70	493	(495)	(2)

Issued on exercise of stock options	130	1	—	—	—	1	—	1

Funding from non-controlling interests	—	—	—	—	—	—	116	116

Disbursements to non-controlling interests	—	—	—	—	—	—	(161)	(161)

Dividend reinvestment plan (note 16)	1,299	18	(18)	—	—	—	—	—

Share-based payments	—	—	—	—	7	7	—	7

Total transactions with owners	609,935	8,345	(149)	—	1,722	9,918	6,243	16,161

At September 30, 2019	1,777,782	$29,228	($11,020)	($102)	$2,043	$20,149	$8,251	$28,400

[1]	Includes cumulative translation losses at September 30, 2020: $94 million (September 30, 2019: $87 million).
[2]	Includes additional paid-in capital as at September 30, 2020: $2,000 million (December 31, 2019: $2,007 million; September 30, 2019: $1,998 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2020	118	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s head office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.

We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of Congo, the Dominican Republic, Mali, Tanzania and the United States. Our mine in Papua New Guinea was placed on care and maintenance in April 2020. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)    Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the Annual Consolidated Financial Statements for the year ended December 31, 2019 (“2019 Annual Financial Statements”), and have been consistently applied in the preparation of these interim financial statements, except as otherwise noted in Note 2B. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 4, 2020.

B)    New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on Barrick in the current or future reporting periods.

3 > SIGNIFICANT JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2019 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2019 Annual Financial Statements.

A)    Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rates. The change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. We recorded a net decrease of $12 million (2019: $481 million net increase) to the PER at our minesites for the three months ended September 30, 2020 and a net increase of $124 million (2019: $752 million net increase) for the nine months ended September 30, 2020 primarily due to changes in the discount rate.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions and are accounted for prospectively. In the fourth quarter of each year, our life of mine plans are updated and that typically results in an update to the rehabilitation provision.

B)    Pascua-Lama

The Pascua-Lama project received $410 million as at September 30, 2020 (December 31, 2019: $424 million) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended. Interest on this amount would accrue from the date of non-compliance.

In addition, we have recorded $59 million in VAT recoverable in Argentina as at September 30, 2020 (December 31, 2019: $72 million) relating to the development of the Argentinean side of the project. These amounts may not be fully recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

C)    Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to note 17 for further details on contingencies.

BARRICK THIRD QUARTER 2020	119	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

D)    Covid-19

On March 11, 2020, the Covid-19 outbreak was declared a pandemic by the World Health Organization. The outbreak and efforts to contain it have had a significant effect on commodity prices and capital markets. We have adopted certain operating procedures to respond to Covid-19, and to date, our operations have not been significantly impacted by the pandemic with the exception of Veladero where the government of Argentina implemented a mandatory nationwide quarantine in March 2020. Although this was lifted in April, movement and social distancing restrictions have impacted the remobilization of employees and contractors back to Veladero. Notwithstanding the proactive and considered actions taken to maintain a safe workplace, it is possible that in the future there will be negative impacts on our operations or supply chain and the pandemic may trigger actions such as reduced mining and production activities at our operations. This could have a material adverse effect on our cash flows, earnings, results of operations and financial position.

Our sites have continued to produce and sell their production, with no significant disruptions to date, with the exception of Veladero as noted above. Our ability to maintain production across our operations combined with increased market gold prices, has resulted in Barrick being able to deliver strong operating cash flow for the nine months ended September 30, 2020. Barrick has $4.7 billion in cash, an undrawn $3.0 billion credit facility and no significant debt repayments due until 2033, providing us with sufficient liquidity to manage through this period of uncertainty.

While we have not experienced any significant negative impact to date, the extent to which Covid-19 impacts future business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and unknown at this time.

E)    Streaming transactions

Our silver sale agreement with Wheaton Precious Metals Corp. (“Wheaton”) requires us to deliver 25% of the life of mine silver production from the Pascua-Lama project once it is constructed and required delivery of 100% of our silver production from the Lagunas Norte, Pierina and Veladero mines until March 31, 2018. The completion date guarantee under the silver sale agreement for Pascua-Lama was originally December 31, 2015 but was subsequently extended to June 30, 2020. Per the terms of the amended silver sale agreement, if the requirements of the completion guarantee were not satisfied by June 30, 2020, then Wheaton had the right to terminate the agreement within 90 days of that date, in which case, they would have been entitled to the return of the upfront consideration paid less credit for silver delivered up to the date of that event.

Given that, as of September 28, 2020, Wheaton had not exercised its termination right, a residual liability of $253 million remains due on September 1, 2039 (assuming no future deliveries were made). This residual cash liability was re-measured to $148 million, being the present value of the liability due in 2039 discounted at a rate estimated for comparable liabilities, including Barrick’s outstanding debt. This remeasurement resulted in a gain of $104 million recorded in Other Income (refer to note 9A). The liability of

$148 million has been reclassified from other current liabilities to other non-current liabilities in these financial statements and will be measured at amortized cost in future periods. For further details of the silver sale agreement, refer to notes 3 and 29 of the 2019 Annual Financial Statements.

4 > ACQUISITIONS AND DIVESTITURES

A) Eskay Creek

On August 4, 2020 Barrick entered into a definitive agreement with Skeena Resources Limited (“Skeena”) pursuant to which Skeena exercised its option to acquire the Eskay Creek project in British Columbia and Barrick will waive its back-in right on the Eskay Creek project. The consideration under the definitive agreement consists of: (i) the issuance by Skeena of 22,500,000 units (the “Units”), with each Unit comprising one common share of Skeena and one half of a warrant, with each whole warrant entitling Barrick to purchase one additional common share of Skeena at an exercise price of C$2.70 each until the second anniversary of the closing date; (ii) the grant of a 1% net smelter returns (“NSR”) royalty on the entire Eskay Creek land package; and (iii) a contingent payment of C$15 million payable during a 24-month period after closing. The transaction closed on October 5, 2020 and we expect to recognize a gain of approximately $60 million in the fourth quarter of 2020.

B) Morila

On August 31, 2020, Barrick announced an agreement with AngloGold Ashanti Limited to sell their combined 80% interest in the Morila gold mine in Mali to Mali Lithium Limited for cash consideration estimated at between $22 million and $27 million, depending on closing adjustments. Barrick holds a 40% interest in Morila and expects to receive 50% of the cash consideration. The sale is subject to certain conditions, including the acknowledgement of the transaction by the state of Mali, which holds the remaining 20% of the Morila gold mine. The transaction is expected to close in the fourth quarter of 2020.

C) Massawa Project

On March 4, 2020, Barrick and our Senegalese joint venture partner completed the sale of our aggregate 90% interest in the Massawa project (“Massawa”) in Senegal to Teranga Gold Corporation (“Teranga”) for total consideration fair valued at $440 million on the date of closing. Barrick received 92.5% of the consideration for its interest in the Massawa project, with the balance received by Barrick’s local Senegalese partner. Barrick received a net of $256 million in cash and 19,164,403 Teranga common shares (worth $104 million at the date of closing) plus a contingent payment of up to $46.25 million based on the three year average gold price, which was valued at $28 million at the date of closing. The cash consideration received was net of $25 million that Barrick provided through its participation in the $225 million syndicated debt financing facility secured by Teranga in connection with the transaction. The facility has a final repayment date of December 31, 2022. The difference between the fair value of consideration received and the carrying value of the assets on closing was $54 million and was recognized as a gain in the first quarter of 2020.

BARRICK THIRD QUARTER 2020	120	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

5 > SEGMENT INFORMATION

Barrick’s business is organized into eighteen minesites and one project. Barrick’s Chief Operating Decision Maker (“CODM”) (Mark Bristow, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, Company and/or project level. Each individual minesite and the Pascua-Lama project are operating segments for financial reporting purposes. Our presentation of our reportable operating segments consists of nine gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, Porgera and North Mara). The remaining operating segments, including our copper mines, remaining gold mines and project, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income. Prior period figures have been restated to reflect the changes made to our reportable operating segments in the prior year.

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended September 30, 2020	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$852	$358	$82	$7	$4	$401

Cortez[2]	358	144	54	4	—	156

Turquoise Ridge[2]	240	95	41	2	—	102

Pueblo Viejo[2]	417	113	56	2	(5)	251

Loulo-Gounkoto[2]	329	116	69	3	26	115

Kibali	176	56	43	—	3	74

Veladero	82	32	17	—	3	30

Porgera	—	1	4	1	11	(17)

North Mara[2]	158	53	20	—	—	85

Other Mines[2,3]	1,096	439	219	5	9	424

Reportable segment total	$3,708	$1,407	$605	$24	$51	$1,621

Share of equity investees	(176)	(56)	(43)	—	(3)	(74)

Segment total	$3,532	$1,351	$562	$24	$48	$1,547

Consolidated Statement of Income Information
		Cost of Sales

For the three months ended September 30, 2019	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$652	$344	$101	$6	$5	$196

Cortez[2]	300	117	53	2	3	125

Turquoise Ridge[2]	231	98	70	2	—	61

Pueblo Viejo[2]	353	133	48	4	(3)	171

Loulo-Gounkoto[2]	287	123	76	3	5	80

Kibali	133	50	57	1	—	25

Veladero	89	47	25	1	2	14

Porgera	111	65	11	—	2	33

North Mara[2]	87	36	17	—	3	31

Other Mines[2,3]	568	362	147	7	7	45

Reportable segment total	$2,811	$1,375	$605	$26	$24	$781

Share of equity investees	(133)	(50)	(57)	(1)	—	(25)

Segment total	$2,678	$1,325	$548	$25	$24	$756

BARRICK THIRD QUARTER 2020	121	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statement of Income Information

		Cost of Sales
For the nine months ended September 30, 2020	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$2,168	$1,007	$232	$17	$16	$896

Cortez[2]	1,056	403	164	9	2	478

Turquoise Ridge[2]	684	287	132	7	2	256

Pueblo Viejo[2]	1,126	369	163	7	(5)	592

Loulo-Gounkoto[2]	912	336	202	9	31	334

Kibali	480	167	126	2	(1)	186

Veladero	234	107	52	—	5	70

Porgera	140	81	20	2	38	(1)

North Mara[2]	429	166	70	—	(3)	196

Other Mines[2,3]	2,559	1,179	597	12	46	725

Reportable segment total	$9,788	$4,102	$1,758	$65	$131	$3,732

Share of equity investees	(480)	(167)	(126)	(2)	1	(186)

Segment total	$9,308	$3,935	$1,632	$63	$132	$3,546

Consolidated Statement of Income Information
		Cost of Sales
For the nine months ended September 30, 2019	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$1,198	$654	$220	$10	$2	$312

Cortez[2]	1,007	367	182	6	14	438

Turquoise Ridge[2]	441	185	85	3	—	168

Pueblo Viejo[2]	993	391	141	10	(1)	452

Loulo-Gounkoto[2]	740	343	222	7	11	157

Kibali	375	153	144	1	(1)	78

Veladero	280	155	86	2	1	36

Porgera	280	179	30	1	3	67

North Mara[2]	310	144	62	—	10	94

Other Mines[2,3]	1,585	1,041	403	14	42	85

Reportable segment total	$7,209	$3,612	$1,575	$54	$81	$1,887

Share of equity investees	(375)	(153)	(144)	(1)	1	(78)

Segment total	$6,834	$3,459	$1,431	$53	$82	$1,809

[1]

Includes accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended September 30, 2020, accretion expense was $6 million (2019: $13 million) and for the nine months ended September 30, 2020, accretion expense was $24 million (2019: $39 million).

[2]

Includes non-controlling interest portion of revenues, cost of sales and segment income for the three months ended September 30, 2020 for Nevada Gold Mines $668 million, $359 million, $303 million (2019: $504 million, $346 million, $149 million), Pueblo Viejo $171 million, $67 million, $104 million (2019: $140 million, $72 million, $67 million), Loulo-Gounkoto $65 million, $36 million, $23 million (2019: $57 million, $40 million, $16 million), North Mara, Bulyanhulu and Buzwagi $75 million, $37 million, $37 million (2019: $51 million, $35 million, $12 million), and Tongon $14 million, $9 million, $4 million (2019: $11 million, $11 million, $nil) and for the nine months ended September 30, 2020 for Nevada Gold Mines $1,781 million, $1,031 million, $727 million (2019: $504 million, $346 million, $149 million), Pueblo Viejo $463 million, $211 million, $251 million (2019: $390 million, $211 million, $175 million), Loulo-Gounkoto $182 million, $107 million, $67 million (2019: $148 million, $113 million, $32 million), North Mara, Bulyanhulu and Buzwagi $158 million, $91 million, $63 million (2019: $169 million, $125 million, $31 million) and Tongon $38 million, $29 million, $9 million (2019: $29 million, $32 million, $(3) million).

[3]

Includes provisional pricing adjustments for the three months ended September 30, 2020 of $43 million gains (2019: $1 million gains) and for the nine months ended September 30, 2020 of $50 million gains (2019: $15 million gains).

BARRICK THIRD QUARTER 2020	122	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended September 30		For the nine months ended September 30
	2020	2019	2020	2019
Segment income	$1,547	$756	$3,546	$1,809

Other revenue	8	—	8	—

Other cost of sales/amortization	(14)	(16)	(36)	(34)

Exploration, evaluation and project expenses not attributable to segments	(48)	(61)	(158)	(205)

General and administrative expenses	(50)	(68)	(161)	(181)

Other income (expense) not attributable to segments	115	1,863	138	1,861

Impairment reversals (charges)	(4)	872	309	857

Loss on currency translation	(16)	(40)	(34)	(56)

Closed mine rehabilitation	(8)	(5)	(105)	(46)

Income from equity investees	95	38	210	116

Finance costs, net (includes non-segment accretion)	(75)	(112)	(243)	(324)

Gain (loss) on non-hedge derivatives	5	(1)	10	—
Income before income taxes[1]	$1,555	$3,226	$3,484	$3,797

[1]

Includes non-controlling interest portion of revenues, cost of sales and non-segment income for the three months ended September 30, 2020 for Acacia, $nil, $nil, $nil (2019: $nil, $nil, $(11) million) and Nevada Gold Mines, $nil, $2 million, $(4) million (2019: $nil, $2 million, $(4) million) and for the nine months ended September 30, 2020 for Acacia, $nil, $nil, $nil (2019: $nil, $nil, $(17) million) and Nevada Gold Mines, $nil, $4 million, $(13) million (2019: $nil $2 million, $(4) million).

Capital Expenditures Information

	Segment capital expenditures[1]
	For the three months ended September 30		For the nine months ended September 30
	2020	2019	2020	2019
Carlin	$92	$98	$288	$217

Cortez	76	92	254	257

Turquoise Ridge	20	39	73	86

Pueblo Viejo	55	28	115	86

Loulo-Gounkoto	94	62	203	151

Kibali	9	14	40	34

Veladero	21	20	63	68

Porgera	—	12	11	41

North Mara	23	12	59	40

Other Mines	132	90	287	287
Reportable segment total	$522	$467	$1,393	$1,267

Other items not allocated to segments	36	35	127	86
Total	$558	$502	$1,520	$1,353

Share of equity investees	(9)	(14)	(40)	(34)
Total	$549	$488	$1,480	$1,319

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended September 30, 2020, cash expenditures were $548 million (2019: $502 million) and the increase in accrued expenditures was $1 million (2019: $14 million decrease). For the nine months ended September 30, 2020, cash expenditures were $1,508 million (2019: $1,255 million) and the decrease in accrued expenditures was $28 million (2019: $64 million increase).

Purchase Commitments

At September 30, 2020, we had purchase obligations for supplies and consumables of $1,661 million (December 31, 2019: $1,681 million).

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $158 million at September 30, 2020 (December 31, 2019: $383 million).

BARRICK THIRD QUARTER 2020	123	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6 > REVENUE

	For the three months ended September 30		For the nine months ended September 30
	2020	2019	2020	2019
Gold sales

Spot market sales	$2,973	$2,549	$8,145	$6,371

Concentrate sales	246	36	475	56

Provisional pricing adjustments	18	—	22	1
	$3,237	$2,585	$8,642	$6,428

Copper sales

Copper concentrate sales	$194	$44	$474	$297

Provisional pricing adjustments	25	1	28	14
	$219	$45	$502	$311

Other sales[1]	84	48	172	95
Total	$3,540	$2,678	$9,316	$6,834
[1]	Revenues include the sale of by-products for our gold and copper mines.

7 > COST OF SALES

	Gold		Copper		Other[3]		Total
For the three months ended September 30	2020	2019	2020	2019	2020	2019	2020	2019
Direct mining cost[1,2]	$1,151	$1,207	$76	$30	$—	$1	$1,227	$1,238

Depreciation	508	538	61	13	5	8	574	559

Royalty expense	103	79	16	5	—	—	119	84

Community relations	6	7	1	1	—	—	7	8
	$1,768	$1,831	$154	$49	$5	$9	$1,927	$1,889

	Gold		Copper		Other[3]		Total
For the nine months ended September 30	2020	2019	2020	2019	2020	2019	2020	2019
Direct mining cost[1,2]	$3,352	$3,022	$224	$169	$4	$1	$3,580	$3,192

Depreciation	1,480	1,353	167	83	17	24	1,664	1,460

Royalty expense	303	223	38	26	—	—	341	249

Community relations	16	20	2	3	—	—	18	23
	$5,151	$4,618	$431	$281	$21	$25	$5,603	$4,924

[1]

Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $11 million for the three months ended September 30, 2020 (2019: $nil) and $29 million for the nine months ended September 30, 2020 (2019: $16 million).

[2]	Direct mining cost includes the costs of extracting by-products.
[3]	Other includes realized hedge gains and losses and corporate amortization.

8 > EARNINGS PER SHARE

	For the three months ended September 30				For the nine months ended September 30
	2020		2019		2020		2019
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$1,271	$1,271	$2,435	$2,435	$2,556	$2,556	$2,798	$2,798

Net income attributable to non-controlling interests	(389)	(389)	(158)	(158)	(917)	(917)	(216)	(216)
Net income attributable to equity holders of Barrick Gold Corporation	$882	$882	$2,277	$2,277	$1,639	$1,639	$2,582	$2,582
Weighted average shares outstanding	1,778	1,778	1,756	1,756	1,778	1,778	1,751	1,751

Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation	$0.50	$0.50	$1.30	$1.30	$0.92	$0.92	$1.47	$1.47

BARRICK THIRD QUARTER 2020	124	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9 > OTHER EXPENSE

A)    Other Expense (Income)

	For the three months ended September 30		For the nine months ended September 30
	2020	2019	2020	2019
Other expense:

Bank charges	$3	$2	$12	$10

Bulyanhulu reduced operations program cost[1]	5	6	19	18

Litigation	3	4	12	23

Miscellaneous write-offs (reversals)	(1)	5	—	7

Covid-19 donations	4	—	22	—

Porgera care and maintenance costs	12	—	39	—

Tanzania transaction costs incurred by Acacia	—	19	—	19

Tanzania - other	—	5	—	10

Other	11	17	40	25

Total other expense	$37	$58	$144	$112

Other income:

Gain on sale of long-lived assets	($2)	($15)	($54)	($27)

Remeasurement of Turquoise Ridge to fair value	—	(1,886)	—	(1,886)

Remeasurement of silver sale liability[2]	(104)	—	(104)	—

Loss (gain) on non-hedge derivatives	(5)	1	(10)	—

Other	(4)	(9)	(16)	(17)

Total other income	($115)	($1,909)	($184)	($1,930)

Total	($78)	($1,851)	($40)	($1,818)
[1]	Primarily relates to care and maintenance costs.
[2]	Refer to note 3E for further details.

B)    Impairment (Reversals) Charges

	For the three months ended September 30		For the nine months ended September 30
	2020	2019	2020	2019
Impairment (reversals) of non-current assets[1]	$4	($872)	($321)	($857)

Impairment of intangibles	—	—	12	—
Total	$4	($872)	($309)	($857)
[1]	Refer to note 13 for further details.

10 > INCOME TAX EXPENSE

	For the three months ended September 30		For the nine months ended September 30
	2020	2019	2020	2019
Current	$372	$163	$846	$396

Deferred	(88)	628	82	603
	$284	$791	$928	$999

Income tax expense was $928 million for the nine months ended September 30, 2020. The unadjusted effective income tax rate for the nine months ended September 30, 2020, was 27% of the income before income taxes.

The underlying effective income tax rate on ordinary income for the nine months ended September 30, 2020 was 27% after adjusting for the gain on sale of the Massawa project; the impact of the settlement of all outstanding disputes with the Government of Tanzania (“GoT”); the impact of impairment charges; the impact of the transfer of a free carried shareholding of 16% in each of the Tanzania mines to the GoT; the impact of foreign currency translation losses on deferred tax balances; the impact of non-deductible foreign exchange losses; the impact of a reduced corporate tax rate in Argentina on deferred tax balances; the impact of Covid-19 donations; the impact of the Porgera mine being placed on care and maintenance; the impact of the remeasurement of our residual cash liability on the silver sale agreement with Wheaton for Pascua-Lama; and the impact of other expense adjustments.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentine and Malian net deferred tax liabilities. In the nine months ended September 30, 2020, a tax recovery of $6 million primarily arose from translation losses and gains on tax balances in Argentina and Mali, respectively, due to the weakening of the Argentine peso and strengthening of the West African CFA franc, against the US dollar. These net translation gains are included within deferred income tax expense.

Nevada Gold Mines

Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12.

Argentina Deferred Taxes

In December 2017, Argentina reduced its 35% corporate tax rate to 30% for 2018 and 2019, with a further reduction to 25% for 2020 and thereafter. Concurrently, a dividend distribution tax was introduced that charges 7% tax on dividend distributions for 2018 and 2019, and 13% tax on dividend distributions for 2020 and thereafter. On December 23, 2019, Argentina enacted a law that the previously approved corporate tax rate reduction from 30% to 25% will be deferred for one year until January 1, 2021. Therefore, the corporate tax rate of 30% is unchanged for the 2020 calendar year. The scheduled increase of dividend withholding tax from 7% to 13% was also deferred until January 1, 2021.

A deferred tax recovery of $35 million was recorded in the first quarter of 2020 as a result of the tax reform measures.

Tanzania

On January 24, 2020, Barrick formalized the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate

BARRICK THIRD QUARTER 2020	125	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

export ban, effective immediately. Refer to note 13 for further details.

A current tax expense and deferred tax recovery of $21 million and $44 million, respectively, was recorded in the first quarter of 2020, largely to reflect the terms of the framework agreement with the GoT. A total of $13 million of additional deferred tax recovery was recorded in the second and third quarters of 2020 due to the recognition of deferred tax assets at Buzwagi.

11 > CASH FLOW – OTHER ITEMS

Operating Cash Flows – Other Items	For the three months ended September 30		For the nine months ended September 30
	2020	2019	2020	2019
Adjustments for non-cash income statement items:

Loss (gain) on non-hedge derivatives	($5)	$1	($10)	$—

Remeasurement of silver sale liability	(104)	—	(104)	—

Share-based compensation expense	23	25	73	63

Income from investment in equity investees	(95)	(38)	(210)	(116)

Change in estimate of rehabilitation costs at closed mines	8	5	105	46

Net inventory impairment charges	11	—	29	16

Change in other assets and liabilities	(51)	(96)	(34)	(68)

Settlement of rehabilitation obligations	(31)	(23)	(75)	(53)
Other operating activities	($244)	($126)	($226)	($112)
Cash flow arising from changes in:

Accounts receivable	($110)	($6)	($158)	($39)

Inventory	101	9	76	21

Other current assets	89	(39)	(50)	(133)

Accounts payable	(88)	115	(161)	(45)

Other current liabilities	5	(12)	(51)	(67)

Change in working capital	($3)	$67	($344)	($263)

Investing Cash Flows – Other Items	For the three months ended September 30		For the nine months ended September 30
	2020	2019	2020	2019
Dividends received from equity method investments	$38	$72	$92	$104

Funding of equity method investments	—	(2)	—	(2)

Shareholder loan repayments from equity method investments	46	35	47	65

Other	—	(2)	—	(2)

Other net investing activities	$84	$103	$139	$165

12 > EQUITY ACCOUNTING METHOD INVESTMENT CONTINUITY

	Kibali	Jabal Sayid	Zaldívar	Other	Total

At January 1, 2019	$—	$245	$989	$—	$1,234

Acquisitions	3,195	—	—	58	3,253

Equity pick-up from equity investees	98	51	16	—	165

Funds invested	—	—	—	2	2

Dividends received	(75)	—	(50)	—	(125)
Shareholder loan repayment	—	—	—	(2)	(2)

At December 31, 2019	$3,218	$296	$955	$58	$4,527

Equity pick-up from equity investees	147	51	12	—	210

Shareholder loan repayment	—	—	—	(2)	(2)

Dividends received	(92)	—	—	—	(92)
At September 30, 2020	$3,273	$347	$967	$56	$4,643

BARRICK THIRD QUARTER 2020	126	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

13 > IMPAIRMENT OF GOODWILL AND OTHER ASSETS

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable or is understated. Refer to note 21 of the 2019 Annual Financial Statements for further information.

For the nine months ended September 30, 2020, we recorded net impairment reversals of $309 million (2019: $857 million net impairment reversals) for non-current assets.

Indicators of impairment and reversals

Porgera

As described in note 17, on April 24, 2020, we received communication from the Government of Papua New Guinea that the Special Mining Lease will not be extended, and therefore Porgera was placed on temporary care and maintenance on April 25, 2020. We have performed an analysis and concluded that the carrying value of our 47.5% share of Porgera ($273 million as at September 30, 2020) remains recoverable. The ultimate resolution of this dispute may differ from this assumption and there is no guarantee that the carrying value will remain recoverable.

Tanzania

On January 24, 2020, Barrick formalized the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. Effective January 1, 2020, the GoT received a free carried shareholding of 16% in each of the Tanzania mines (Bulyanhulu, Buzwagi and North Mara), a 16% interest in the shareholder loans owed by the operating companies and will receive half of the economic benefits from the Tanzanian operations from taxes, royalties, clearing fees and participation in all cash distributions made by the mines, after the recoupment of capital investments.

We have determined this to be an indicator of impairment reversal, as the resolution of the long standing dispute has led to a decrease in the risk adjustment previously included in the weighted average cost of capital (“WACC”) and the removal of the estimated impact of the previously anticipated issuance of the equity to the GoT. The key assumptions and estimates used in determining the fair value less cost to dispose (“FVLCD”) are a short-term gold price of $1,350 per ounce, long-term gold price of $1,300 per ounce, NAV multiples of 1.1-1.3 and a WACC of 5.4%-6.2%. Management assumed the resumption of concentrate sales and exports commencing in Q2 2020 and the resumption of production from underground mining at Bulyanhulu in 2020. We identified that the FVLCD exceeded the carrying value and a full non-current asset impairment reversal was recognized in the first quarter of 2020 of $649 million at Bulyanhulu and $88 million at North Mara, based on a FVLCD of $1,237 million and

$967 million, respectively. No impairment reversal was recognized at Buzwagi.

The FVLCD was also used to determine the initial value assigned to the 16% equity interest in each of the operating mines that was given to the GoT. The recognition of this non-controlling interest in the three Tanzanian mines resulted in a loss of $238 million being recognized in the first quarter of 2020. The assignment of 16% of the existing shareholder loans also resulted in the recognition of a $167 million loss in the first quarter of 2020.

As the signing of the agreement to resolve all outstanding disputes with the GoT caused the impairment reversal, loss on equity issuance and loss on assignment of shareholder loans, the financial impact has been aggregated and presented as a $332 million net impairment reversal on the consolidated statement of income.

14 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second party to deliver/ receive cash or another financial instrument.

A)   Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market funds with original maturities of less than 90 days.

B)  Debt

On January 31, 2020, Barrick completed a make-whole redemption of the approximately $337 million of outstanding principal on the 3.85% notes due 2022. The settlement resulted in a debt extinguishment loss of $15 million.

In January 2020, the final installment of $14 million was repaid in relation to the Acacia Credit Facility.

BARRICK THIRD QUARTER 2020	127	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

15 > FAIR VALUE MEASUREMENTS

A)    Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at September 30, 2020	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Cash and equivalents	$4,744	$—	$—	$4,744

Other investments[1]	333	—	—	333

Derivatives	—	38	—	38

Receivables from provisional copper and gold sales	—	229	—	229
	$5,077	$267	$—	$5,344

[1]	Includes equity investments in other mining companies.

B)    Fair Values of Financial Assets and Liabilities

	As at September 30, 2020		As at December 31, 2019

	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets

Other assets[1]	$608	$608	$612	$612

Other investments[2]	333	333	258	258

Derivative assets[3]	40	40	1	1
	$981	$981	$871	$871

Financial liabilities

Debt[4]	$5,161	$7,276	$5,536	$6,854

Derivative liabilities	2	2	—	—

Other liabilities	340	340	209	209
	$5,503	$7,618	$5,745	$7,063

[1]	Includes restricted cash and amounts due from our partners.
[2]	Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
[3]	Primarily consists of contingent consideration received as part of the sale of Massawa
[4]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

The Company’s valuation techniques were presented in Note 26 of the 2019 Annual Financial Statements and have been consistently applied in these interim financial statements.

16 > CAPITAL STOCK

A)    Authorized Capital Stock

Our authorized capital stock is composed of an unlimited number of common shares (issued 1,778,125,848 common shares as at September 30, 2020). Our common shares have no par value.

B)    Dividends

The Company’s practice has been to declare dividends after a quarter in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

The Company’s dividend reinvestment plan resulted in 129,237 common shares issued to shareholders for the nine months ended September 30, 2020.

17 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 36 “Contingencies” to the 2019 Annual Financial Statements, and no new contingencies have occurred that are material to the Company since the issuance of the 2019 Annual Financial Statements.

The description set out below should be read in conjunction with Note 36 “Contingencies” to the 2019 Annual Financial Statements.

Litigation and Claims Update

Proposed Canadian Securities Class Actions (Pascua-Lama)

In March 2020, the Quebec court denied both the leave to proceed with statutory secondary market misrepresentations claims and class certification motions. As a result, subject to appeal, the claimant cannot pursue the statutory secondary market misrepresentation claims, and can only pursue his other purported claims on an individual basis rather than on behalf of other shareholders. The claimant has filed an appeal.

The motion for class certification in Ontario has not yet been heard. The Ontario court has indicated that it currently does not intend to hear that motion until after the Plaintiffs’ appeal from the October 2019 decision dismissing all but one of the statutory secondary market misrepresentation claims is decided. That appeal is currently scheduled to be heard in November 2020. On October 20, 2020, the Company’s motion for leave to appeal from the October 2019 decision allowing one statutory secondary market misrepresentation claim to move ahead was dismissed.

The Company intends to vigorously defend the proposed Canadian securities class actions. No amounts have been recorded for any potential liability arising from these matters, as the Company cannot reasonably predict the outcome.

Pascua-Lama – SMA Regulatory Sanctions

On September 17, 2020, the Antofagasta Environmental Court issued a ruling in which it upheld the closure order and sanctions imposed on Compañía Minera Nevada (“CMN”), the Barrick subsidiary that holds the Chilean portion of the Pascua-Lama project, by Chile’s

BARRICK THIRD QUARTER 2020	128	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

environmental regulator (the “SMA”) in the Revised Resolution from January 2018.    As part of its ruling, the Environmental Court also ordered the SMA to reevaluate certain environmental infringements contained in the Revised Resolution which may result in the imposition of additional fines against CMN. The Company confirmed that it will not appeal the Environmental Court’s decision, and the Chilean side of the Pascua-Lama project will now be transitioned to closure in accordance with that ruling.

On October 6, 2020, a group of local farmers challenged the Environmental Court’s decision. The challenge, which was brought before the Chilean Supreme Court, claims that the fines imposed by the SMA were inadequate and seeks to require the SMA to issue additional and more severe sanctions against CMN. The Chilean Supreme Court has not yet decided whether to accept this appeal.

Veladero - September 2015 Release of Cyanide-Bearing Process Solution

    Federal Investigation

On October 8, 2020, the Federal Supreme Court upheld the appeal filed by the Province of San Juan, finding that the Federal Court does not have jurisdiction to order additional environmental studies in communities downstream from the Veladero mine as part of its investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls.

    Glaciers Investigation

Due to the Argentine response to Covid-19 and a procedural challenge by one of the former federal officials, the oral arguments originally scheduled for April and May 2020 in this matter have been postponed and have not yet been rescheduled.

Veladero – Tax Assessment and Criminal Charges

In the Criminal Tax Case, the Argentinean Federal Tax Authority’s appeal of the trial court’s ruling on the defendants’ motion to dismiss on statute of limitations grounds was denied. Additional evidence from an Argentine income tax expert will be submitted to the trial court to support the defendants’ arguments.

The Company believes that the Tax Assessment and the Criminal Tax Case are without merit and intends to defend the proceedings vigorously. No amounts have been recorded for any potential liability arising from the Tax Assessment or the Criminal Tax Case, as the Company cannot reasonably predict the outcome.

Writ of Kalikasan

The tentative trial date of March 23, 2020 was postponed due to the Philippine government’s response to the Covid-19 pandemic. Following the re-opening of court operations in the Philippines, a September trial date was set and then cancelled at the request of petitioners’ counsel, including for the purpose of permitting the Court to consider two motions filed by the petitioners. A new trial date has not been set.

No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome. The Company intends to continue to defend the action vigorously.

Malian Tax Dispute

The Company has settled all of the existing tax disputes with the State of Mali and the matters are now closed. The existing disputes were settled for an amount within the provision recorded for these matters in the Company’s 2019 Annual Financial Statements.

Tanzania – Concentrate Export Ban and Related Disputes

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT received a free carried shareholding of 16% in each of the Tanzania mines (Bulyanhulu, Buzwagi and North Mara), a 16% interest in the shareholder loans owed by the operating companies and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga will provide management services to the mines. Barrick and the GoT continue efforts to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties.

Tanzanian Revenue Authority Assessments

All of the tax disputes with the TRA were resolved as part of the settlement with the GoT described above under “Tanzania – Concentrate Export Ban and Related Disputes.” As noted above, Barrick and the GoT continue efforts to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties.

Porgera Special Mining Lease Extension

Porgera’s Special Mining Lease (“SML”) terminated on August 16, 2019. The Company applied for a 20-year extension of the SML in June 2017 and has been engaging with the Government of Papua New Guinea on this matter since then. On August 2, 2019, the National Court of Papua New Guinea ruled that the provisions of the country’s 1992 Mining Act applied to the Porgera gold mine, thus allowing it to continue operating while the application to extend its SML was being considered. Also in 2019, in response to a request from Papua New Guinea Prime Minister Marape, the Company proposed a benefit-sharing arrangement that would deliver more than half the economic benefits from the Porgera mine to Papua New Guinea stakeholders, including the Government, for the remainder of the life of mine, estimated at 20 years.

On April 24, 2020, Barrick Niugini Limited (“BNL”), the majority owner and operator of the Porgera joint venture, received a communication from the Government of Papua New Guinea that the SML would not be extended. The Company believes the Government’s decision not to extend

BARRICK THIRD QUARTER 2020	129	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

the SML is tantamount to nationalization without due process and in violation of the Government’s legal obligations to BNL. The Company has been engaged in ongoing discussions with Prime Minister Marape and his Government in light of the potentially catastrophic impact of this decision for the communities at Porgera and in Enga Province, and for the country as a whole. On October 15, 2020, BNL and the Prime Minister Marape issued a joint press release indicating that they had productive discussions toward mutually acceptable arrangements for a new Porgera partnership to reopen and operate the mine going forward. It further indicated that the parties had agreed in principle that Papua New Guinea will take a major share of equity under the new arrangements and BNL will retain operatorship and there will be a fair sharing of the economic benefits. Efforts to reach a memorandum of agreement to make these concepts and additional points binding are underway. In the meantime, all legal proceedings continue as discussed below.

BNL has been pursuing and will pursue all legal avenues to challenge the Government’s decision and to recover any damages that BNL may suffer as a result of the Government’s decision. Based on the communication received from the Government of Papua New Guinea that the SML would not be extended, Porgera was placed on temporary care and maintenance on April 25, 2020 to ensure the safety and security of our employees and communities. BNL remains in possession of the mine to conduct care and maintenance pursuant to various court orders.

On April 28, 2020, BNL filed a Judicial Review action against the Government of Papua New Guinea in the Papua New Guinea National Court of Justice. Judicial Review is a proceeding that challenges the procedural and constitutional adequacy of government administrative actions. The Judicial Review action seeks to quash the decision not to extend the SML on the grounds that the Government did not comply with the applicable legal standards and processes.

Trial was set to commence in the Judicial Review action on August 12, 2020. BNL sought leave to appeal two procedural rulings of the National Court that would affect the trial to the Supreme Court of Papua New Guinea. The Government of Papua New Guinea then asked the National Court to dismiss the Judicial Review action on purely procedural grounds. On September 1, 2020, the Court granted the Government’s request and dismissed the Judicial Review action. BNL appealed that decision to the Supreme Court on September 8, 2020.

On October 1 and 6, 2020, the Supreme Court reversed the National Court’s decision and granted BNL’s appeals of the two procedural rulings. The Supreme Court has not yet heard BNL’s appeal of the National Court’s dismissal of the Judicial Review action.

On August 25, 2020, the Government of Papua New Guinea purported to grant a new special mining lease covering the Porgera Mine to Kumul Mineral Holdings Limited (“Kumul”), the state-owned mining company. BNL immediately took administrative steps seeking to force the Government of Papua New Guinea to delay or withdraw the issuance of the special mining lease to Kumul. These administrative steps were not successful and on September 24, 2020, BNL commenced another Judicial Review action seeking to quash the decision to issue the special mining lease to Kumul.

On July 9, 2020, BNL initiated conciliation proceedings before the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”). Through this conciliation, BNL seeks to reach an agreement for the extension of the SML on terms that will be mutually beneficial to the Company and to all Papua New Guinea stakeholders.

Simultaneously with BNL initiating the conciliation proceedings, Barrick (PD) Australia Pty Limited (“Barrick PD”), the Company’s subsidiary and an investor in the Porgera mine, has given notice to the Government of Papua New Guinea that a dispute has arisen under the Bilateral Investment Treaty (“BIT”) between Papua New Guinea and Australia, and has referred the dispute to arbitration before the ICSID. Barrick PD seeks to recover damages it has already suffered and damages it may suffer in the future by virtue of the Government’s wrongful refusal to grant an extension of the SML. The dispute notice expressly invites the Government to engage in consultations and negotiations in an attempt to resolve the investment treaty dispute.

Porgera Tax Audits

In April 2020, BNL received a position paper from the Internal Revenue Commission (“IRC”) in Papua New Guinea asserting various proposed adjustments and other tax liabilities amounting to $191 million (not including penalties) arising from tax audits of BNL conducted for 2006 through 2015. BNL responded to the position paper on June 30, 2020. On October 2, 2020, BNL received amended assessments from the IRC which increased the amount of proposed adjustments and other taxes to $516 million (including penalties). The Company has reviewed the amended assessments and concluded that there is no merit to the IRC’s tax audit adjustments, except for certain immaterial items for which a provision had already been made.

The Company intends to defend its position vigorously and has not recorded any additional estimated amounts for the potential liability arising from the amended assessments as the Company cannot reasonably predict the outcome.

Zaldívar Chilean Tax Assessments

On March 17, 2020, Compañía Minera Zaldívar Limitada (“CMZ”), Barrick’s Chilean subsidiary that holds the Company’s interest in the Zaldívar mine, filed a claim against the Chilean IRS at the Tax Court of Coquimbo (the “Tax Court”) to nullify the tax assessment relating to the sale of a 50% interest by CMZ in the Zaldívar mine to Antofagasta in 2015 (the “2015 Tax Assessment”). The Chilean IRS filed their response to CMZ’s claim on April 13, 2020.

On May 22, 2020, the Tax Court held a conciliation hearing which did not result in the resolution of the matter. The Tax Court then granted a joint proposal from CMZ and the Chilean IRS to suspend the legal case until October 2020 while settlement discussions continue.

BARRICK THIRD QUARTER 2020	130	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

In April 2020, the Chilean IRS initiated an audit of CMZ for 2016 relating to the same claims included in the 2015 Tax Assessment. This audit resulted in a new tax assessment against CMZ (the “2016 Tax Assessment”). On September 9, 2020, CMZ filed a claim at the Tax Court to nullify the 2016 Tax Assessment and the Chilean IRS filed its response on October 7, 2020.

On September 29, 2020, the Tax Court approved CMZ’s request to consolidate its challenges to the 2015 and 2016 Tax Assessments (collectively, the “Zaldívar Tax Assessments”) in a single proceeding.

The Company believes that the Zaldívar Tax Assessments are without merit and intends to vigorously defend its position. No amounts have been recorded for any potential liability arising from the Zaldívar Tax Assessments as the Company cannot reasonably predict the outcome.

Massawa Senegalese Tax Dispute

The Company received a Notice for Reassessment, dated May 7, 2020, from the Senegalese Tax Authority (“SRA”) asserting capital gains and withholding tax liabilities and penalties of approximately $211 million arising from the disposal of the subsidiary that held the Company’s interest in the Massawa project in March 2020. The amount was subsequently reduced to $199 million in a Confirmation of Reassessment dated July 13, 2020. The Company has reviewed the Notice for Reassessment and the Confirmation of Reassessment and has concluded that the proposed tax claims are without merit as Massawa’s mining convention with the State of Senegal specifically precludes them. The Company submitted its responses to the SRA on June 5, 2020 and September 2, 2020, and intends to vigorously defend its position. No amounts have been recorded for any potential liability arising from the Notice for Reassessment or the Confirmation of Reassessment as the Company cannot reasonably predict the outcome.

BARRICK THIRD QUARTER 2020	131	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

Shares Listed

GOLD  The New York Stock Exchange

ABX     The Toronto Stock Exchange

Enquiries

President and CEO

Mark Bristow

+1 647 205 7694

+44 788 071 1386

Senior EVP and CFO

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Transfer Agents and Registrars

AST Trust Company (Canada)

P.O. Box 700, Postal Station B

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or

American Stock Transfer & Trust Company, LLC

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Telephone: 1-800-387-0825

Fax: 1-888-249-6189

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Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “deliver”, “plan”, “objective”, “expected”, “potential”, “strategy”, “will”, “continues”, “ongoing” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance and estimates of future costs; Barrick’s non-core asset disposal strategy, including the sale of Barrick’s interest in the Morila mine and Barrick’s global closure strategy; production rates; Barrick’s response to the government of Papua New Guinea’s decision not to extend Porgera’s Special Mining Lease; the agreement in principle for a new Porgera partnership with Papua New Guinea and efforts to reach a binding memorandum of agreement consistent with those principles; the duration of the temporary suspension of operations at Porgera; potential mineralization; potential exploration targets and mineral resource potential, including reserve replenishment;

the new joint venture with the Government of Tanzania and the potential for Barrick’s North Mara and Bulyanhulu mines to become a Tier One complex; future dividend levels; Barrick’s engagement with local communities to manage the Covid-19 pandemic; the anticipated benefits from Barrick’s clean energy strategy; future investments in community projects and contributions to local economies; Barrick’s human capital management strategy; the development of the third underground mine at Gounkoto and the timeline for first production; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the benefits expected from recent transactions being realized; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; non-renewal of key licenses by governmental authorities, including non-renewal of Porgera’s Special Mining Lease; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; risks associated with illegal and artisanal mining; risks associated with new diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; disruption of supply routes which may cause delays in construction and mining activities; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures, including our ability to successfully reintegrate the operations of the former Acacia; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. Barrick also cautions that its 2020 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.